
10010196

2009 Corning Annual Report

CORNING

Corning is the world leader in specialty glass and ceramics, creating keystone components that enable high-technology systems for consumer electronics, mobile emissions control, telecommunications, and life sciences. Corning has been making possibilities real for more than 150 years.

To our shareholders:



There's no question that the global recession made 2009 a challenging year for Corning. After five years of record-breaking performance, we ended 2008 with a quarter that was down 30 percent over the previous year, and we began 2009 in a volatile and uncertain environment. But nearly 160 years of experience has taught us two things: Recessions are painful but they eventually end; and Corning has the strength and resilience to survive difficult times.

The recession impacted all of Corning's businesses. The LCD industry began an unprecedented supply chain contraction in the second half of 2008. A precipitous drop in global automotive sales, coupled with ongoing weakness in the U.S. trucking industry, reduced demand for our emissions-control products. And customers grew cautious about investments in private networks and fiber-to-the-home technologies, negatively impacting the Telecommunications segment.

Fortunately, we entered the recession well-prepared. We know that volatility is a natural part of Corning's business and that economic downturns are inevitable, so we plan for bad times even when things are going well. And our Corporate Strategy Framework provides us with a solid foundation in both good times and bad. This framework has three fundamental principles: Corning needs to grow; we need to provide stability; and we must preserve the trust of our stakeholders.

Companies grow different ways. Corning grows primarily through global innovation. We understand that growth through innovation comes with certain risks, so we manage Corning's inherent volatility by proactively working to bring stability and balance to the company. We vigorously protect our balance sheet and we participate in multiple markets to help mitigate risks. And we are guided in everything we do by a clear set of Corporate Values. Our Values help us make difficult decisions and ensure that we always take the long view of what's best for Corning and our employees, customers, investors, and the communities where we operate.

Clear Priorities, Decisive Action

At this time last year, I conveyed our confidence in Corning's ability to weather the recession. Corning's healthy balance sheet was a big reason for that confidence. Our strong cash position makes us less vulnerable than companies that depend on a tough credit market. We also recognized that, despite near-term volatility, the long-term growth drivers for our businesses were all still in place. And we believed in the strength of Corning's competitive position and the talent of our people. So we knew Corning would survive — but we had to take decisive action.

Corning's Management Committee developed the 2009 Operating Plan amid greater uncertainty than usual. However, our analysis of industry data and trends indicated that the LCD supply chain would begin to recover by the second quarter. So, despite ending 2008 at a $4 billion revenue running rate, we believed we could generate $5 billion in sales in 2009. And with this revenue plan, we knew that cost-cutting actions would be necessary to restore positive cash flow.

We developed our plan based on a clear and consistent set of operating priorities:

- Protect the financial health of the company by conserving cash.
- Invest in the future to create new revenue streams.
- And continue to live our Values as we go through difficult times.

Our top priority was to protect Corning's financial health and generate positive cash flow. This made it necessary to take painful actions, including closing plants, consolidating operations, freezing salaries, and reducing our global workforce by approximately 13 percent. Those were very difficult decisions and we did not make them lightly. We followed Corning's "Rings of Defense" model to ensure that we made tough decisions in a thoughtful way consistent with our corporate strategy and Values. The model begins with moderate cost-cutting steps and moves on to more severe ones as conditions worsen.

The LCD supply chain did improve in the second quarter of 2009 as expected, and operating cash flow increased every quarter throughout the year as we realized the benefits of our cost-cutting actions. Therefore, we did not need to take the most severe corporate actions in the Rings of Defense, such as salary cuts or suspension of the dividend. But individual businesses continued to respond to specific market conditions. Our Environmental Technologies segment, for example, restructured to align costs with reduced customer demand.

Corning's year-end results demonstrate the effectiveness of our strategy and the tremendous execution by our people. We exceeded our $5 billion revenue target and generated very strong free cash flow for the year.

The recovery of the LCD supply chain was one of the biggest factors in Corning's improved 2009 performance. Global LCD TV retail sales remained strong, and we received an additional boost from better-than-expected IT demand. China's economic growth also had a significant impact, generating robust demand for our LCD, fiber, and environmental products. And the strong yen worked in our favor. Finally, our restructuring actions produced $125 million in savings.

Turning Crisis into Opportunity

We believe that crises also create opportunities, so we took advantage of the recession to strengthen Corning's position. While other companies scaled back their innovation programs, we continued investing in new initiatives and products.

- We opened our new Generation 10 LCD glass plant on the Sharp Electronics campus in Sakai City, Japan, where we continue to innovate our manufacturing processes as well as our products.
- Building on the success of the ClearCurve® product suite, we launched the Pretium EDGE™ solution to simplify optical network installations in data centers.
- We commercialized our Advanced-Flow™ glass reactors, which revolutionize the way companies process specialty and pharmaceutical chemicals.
- And we won significant new business for our strong, damage-resistant Gorilla® glass, while continuing to extend its capabilities.

We also took advantage of Corning's cash position to seize a strategic opportunity for external development. In September, we acquired Axygen BioScience and its subsidiaries, which expands Corning's portfolio of laboratory research products, strengthens our competitive position in Life Sciences, and increases our access to growing markets in Asia.

So we navigated the economic turmoil with a combination of defensive and offensive actions, and emerged from the recession in a position of strength. And through it all, we continued to live our Values. We communicated quickly and candidly with our stakeholders. We provided resources to employees impacted by our restructuring actions. And we remained true to our commitment to always treat our people with dignity and respect.

Growth Opportunities Ahead

Corning has begun 2010 in a much stronger position than we were a year ago. We still face some economic uncertainty, so we are proceeding with caution. But our strong cash flow gives us confidence in Corning's financial health, provides the flexibility to focus on growth, and creates the opportunity to reward shareholders.

As we look to our future, we are excited by the growth opportunities from both existing markets and emerging technologies.

- All lights are green for our Display Technologies segment. We expect 2010 worldwide LCD glass demand to be between 2.8 and 3 billion square feet—an increase of 14 to 22 percent over 2009. And the growth rate is likely to remain strong in the coming years, driven by increasing penetration of LCD TVs, post-recession IT demand, and opportunities in emerging markets.
- Despite the current weakness in the global automotive market and U.S. trucking industry, environmental regulations continue to tighten and create a growing need for emissions-control products. The diesel market in particular remains an attractive growth opportunity for Corning, with the potential to reach $500 million in the next few years.
- The telecommunications market traditionally lags the economy, so we expect telecom spending to be lower in 2010, although we do expect fiber demand in China to remain strong. Longer term, we believe the appetite for higher bandwidth will drive demand for our fiber-to-the-home products. Meanwhile, we're developing new products to extend our technology leadership, and we're reducing costs to improve gross margins.
- Gorilla glass continues to drive growth in our Specialty Materials segment. Currently featured in more than 70 devices by 15 major brands, Gorilla glass has the potential to be a $1 billion business within a few years. And new applications in feature-rich phones, IT devices with touch capability, TV cover glass, and devices that incorporate glass as a design element could make this market even larger.

We have a promising new-product portfolio:

- Our Thin-Film Photovoltaics technology for solar energy offers greater conversion efficiency than conventional glass modules. Demand for solar glass could reach one billion square feet over the next decade—equivalent to the size of the LCD glass industry just a few years ago.
- We continue to develop next-generation drug discovery tools based on our revolutionary Epic® system.
- And we recently commercialized our Green Laser G-1000, enabling the first laser-based microprojectors for the consumer electronics market.

We are also capitalizing on adjacent innovation opportunities, where we can apply a core technical competency and manufacturing process to solve a new problem. Gorilla glass, which leverages Corning's expertise with fusion-formed flat glass, is one example of a successful adjacency. Corning's commitment to life-changing innovation will continue to require "patient" investment. But we are excited by the potential of adjacent innovation to generate revenue from new products more quickly, with smaller capital and technology investments.

And while innovation will remain the primary way that Corning grows, we will also take advantage of opportunities for strategic acquisitions that complement our existing businesses.

Finally, we continue to develop our capabilities and talent in Asia to build on our success in the region.

So there's a lot of reason for excitement as Corning enters its seventeenth decade.

Although we can't eliminate volatility or uncertainty from Corning's businesses, our 2009 performance demonstrates that we are prepared to survive difficult times, well positioned for growth, and committed to always living our Values.

Sincerely,



Wendell P. Weeks
Chairman of the Board & Chief Executive Officer

Financial Highlights: (in millions, except per share amounts)

	2009	2008	2007	2006	2005
Net Sales	**$ 5,395**	$ 5,948	$ 5,860	$ 5,174	$ 4,579
Net income attributable to Corning Incorporated	**2,008**	5,257	2,150	1,855	585

Diluted earnings per common share attributable to Corning Incorporated	**$ 1.28**	$ 3.32	$ 1.34	$ 1.16	$ 0.38

Corning Incorporated
2009 Annual Report
Index

Corning Incorporated and its consolidated subsidiaries are hereinafter sometimes referred to as the "Company," the "Registrant," "Corning," or "we."

This report contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to our future plans, objectives, expectations and estimates and may contain words such as "believes," "expects," "anticipates," "estimates," "forecasts," or similar expressions. Our actual results could differ materially from what is expressed or forecasted in our forward-looking statements. Some of the factors that could contribute to these differences include those discussed under "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report.

Business Description

General

Corning traces its origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936. The Company's name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning is a global, technology-based corporation that operates in five reportable business segments: Display Technologies, Telecommunications, Environmental Technologies, Specialty Materials and Life Sciences. Corning manufactures and processes products at approximately 60 plants in 13 countries.

Display Technologies Segment

Corning's Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (LCDs), that are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. Corning's facilities in Kentucky, Japan, Taiwan, and China and those of Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision) develop, manufacture and supply high quality glass substrates using a proprietary fusion manufacturing process and technology expertise. Corning owns 50% of Samsung Corning Precision, Samsung Electronics Co., Ltd. owns 43% and three other shareholders own the remaining 7%. Samsung Corning Precision sells LCD glass to panel manufacturers in Korea, while those panel manufacturers in other leading LCD-producing areas of the world - Japan, Taiwan, Singapore and China - are supplied by Corning. Samsung Corning Precision's financial statements are attached in Item 15, Exhibits and Financial Statement Schedules.

Corning is a technology leader in this market introducing new large-sized glass substrates used by our customers in the production of larger LCDs for monitors and television. We are recognized for providing product innovations that help our customers produce larger, lighter, thinner and higher-resolution displays more affordably. In industry language, glass sizes advance in what are called generations. Glass substrates are currently available from Corning in sizes up to Generation 10 (2,850mm x 3,050mm). Generation 10 glass substrates are produced at our newest manufacturing facility which opened in October 2009. This advanced facility, located at Sharp Corporation's plant in Sakai City, Japan, eliminates the need for traditional packaging, shipping, and delivery methods. Large substrates (Generation 5 and higher) allow LCD manufacturers to produce larger and a greater number of panels from each substrate. The larger size leads to economies of scale for LCD manufacturers.

Corning invented its proprietary fusion manufacturing process, which is the cornerstone of the Company's technology leadership in the LCD industry. The automated process yields high quality glass substrates with excellent dimensional stability and uniformity - essential attributes for the production of increasingly larger, high performance active matrix LCDs. Corning's fusion process is scalable and has proven to be among the most effective processes in producing large size substrates. In 2006, Corning launched EAGLE XG™, the industry's first environmentally-friendly LCD glass substrate that is free of heavy metals.

LCD glass manufacturing is a highly capital intensive business. Corning has made significant investments to expand its LCD glass facilities in response to customer demand. The environment is very competitive. Important attributes for success include efficient manufacturing, access to capital, technology know-how, and patents.

Patent protection and proprietary trade secrets are important to this segment's operations. Corning has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Corning licenses certain of its patents to Samsung Corning Precision and other third parties and generates royalty income from these licenses. Refer to the material under the heading "Patents and Trademarks" for information relating to patents and trademarks.

The Display Technologies segment represented 45% of Corning's sales for 2009.

Telecommunications Segment

The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. Corning invented the world's first low-loss optical fiber 40 years ago and now offers a range of optical fiber technology products and enhancements for a variety of applications, including premises, fiber-to-the-home access, metropolitan, long-haul and submarine networks. Corning makes and sells InfiniCor® fibers for local area networks, data centers and central offices; SMF-28e+™ single-mode optical fiber that provides additional transmission wavelengths in metropolitan and access networks; SMF-28® ULL fiber; LEAF® optical fiber for long-haul, regional and metropolitan networks; ClearCurve® ultra-bendable single-mode fiber for use in multiple dwelling units and fiber-to-the-home applications; ClearCurve® ultra-bendable multimode fiber for data centers and other enterprise networks; and Vascade® submarine optical fibers for use in submarine networks. Corning has two large optical fiber manufacturing facilities in North Carolina and another facility in China. As a result of lowered demand for optical fiber products, in 2002 Corning mothballed its optical fiber manufacturing facility in Concord, North Carolina and transferred certain capabilities to its Wilmington, North Carolina facility. In 2007, Corning reopened a portion of the Concord, North Carolina facility primarily as a result of volume growth in the optical fiber market.

A significant portion of Corning's optical fiber is sold to subsidiaries such as Corning Cable Systems LLC (Corning Cable Systems), and Corning Cable Systems Polska Sp. Z o.o. Optical fiber is cabled prior to being sold to end users in cabled form. Corning's remaining fiber production is sold directly to end users or third party cablers around the world. Corning's cabling operations include facilities in North Carolina, Poland, and Germany and smaller regional locations and equity affiliates.

Corning's hardware and equipment products include cable assemblies, fiber optic hardware, fiber optic connectors, optical components and couplers, closures and pedestals, splice and test equipment and other accessories for optical connectivity. For copper connectivity, Corning's products include subscriber demarcation, connection and protection devices, xDSL (different variations of digital subscriber lines) passive solutions and outside plant enclosures. Each of the product lines may be combined in Corning's fiber-to-the-premises solutions. Corning has manufacturing operations for hardware and equipment products in North Carolina, Arizona, and Texas, as well as Europe, Mexico, and China. In addition, Corning offers products for the cable television industry, including coaxial connectors and associated tools.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment licenses certain of its patents to third parties and generates revenue from these licenses, although the royalty income is not currently material to this segment's operating results. Corning is licensed to use certain patents owned by others, which are considered important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Telecommunications segment represented 31% of Corning's sales for 2009.

Environmental Technologies Segment

Corning's environmental products include ceramic technologies for emissions and pollution control in mobile and stationary applications around the world, including automotive and diesel substrate and filter products. In the early 1970's, Corning developed an economical, high-performance cellular ceramic substrate that is now the standard for catalytic converters worldwide. In response to tightening emission control regulations around the world, Corning has continued to develop more efficient substrate products with lower resistance to flow and greater surface area. In addition, Corning continues to develop new ceramic substrate and filter technologies for diesel emission control products to meet the tightening emission control regulations around the world. Corning manufactures substrate and filter products in New York, Virginia, China, Germany and South Africa. Corning sells its ceramic substrate and filter products worldwide to manufacturers of emission control systems who then sell to automotive and diesel engine manufacturers. Although most sales are made to the emission control systems manufacturers, the use of Corning substrates and filters is generally required by the specifications of the automotive and diesel engine manufacturers.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. Corning is licensed to use certain patents owned by others, which are considered important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Environmental Technologies segment represented 11% of Corning's sales for 2009.

Specialty Materials Segment

The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs. Consequently, this segment operates in a wide variety of commercial and industrial markets that include display optics and components, semiconductor optics components, aerospace and defense, astronomy, ophthalmic products, telecommunications components and a protective cover glass that is optimized for portable display devices. Semiconductor optics manufactured by Corning include high-performance optical material products, optical-based metrology instruments, and optical assemblies for applications in the global semiconductor industry. Corning's semiconductor optics products are manufactured in New York. Other specialty glass products include glass lens and window components and assemblies and are made in New York, Virginia, New Hampshire, Kentucky and France or sourced from China.

The Specialty Materials segment represented approximately 6% of Corning's sales for 2009.

Life Sciences Segment

As a leading developer, manufacturer and global supplier of scientific laboratory products for more than 90 years, Corning's Life Sciences segment collaborates with researchers seeking new approaches to increase efficiencies, reduce costs and compress timelines in the drug discovery process. Using unique expertise in the fields of optics, materials science, surfaces, and biology, the segment provides innovative solutions that improve productivity and enable breakthrough discoveries.

Life Sciences laboratory products include general labware and equipment as well as tools for cell culture and bioprocess, genomics and proteomics, and high-throughput screening. Corning manufactures these products in Maine, New York, New Jersey, California, Utah, Mexico, France, Poland, and China. The products are marketed worldwide, primarily through distributors, to pharmaceutical and biotechnology companies, academic institutions, hospitals, government entities, and other research facilities. In addition to being a global leader in consumable glass and plastic laboratory tools for life science research, Corning continues to be a leader with the development and production of unique technologies such as the Corning® HYPERFlask® Cell Culture Vessel for increased cell yields, and novel surfaces, such as the Corning® CellBIND® Surface and the Corning® Osteo-Assay surface.

In September 2009, Corning acquired Axygen BioScience, Inc. and its subsidiaries (Axygen). Axygen is a leading manufacturer and distributor of high quality plastic consumables, liquid handling products and bench-top laboratory equipment. The acquisition of Axygen, which will be integrated into Corning's Life Sciences segment, supports Corning's strategy to expand its portfolio of life sciences products and enhance global customer access in this business. In addition to its existing Corning, Costar and Pyrex brands, Corning now sells life science products under the Axygen, Sorenson BioScience, Labnet, HTL, and ALP brands.

Patent protection is important to the segment's operations. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Brand recognition, through some well known trademarks, is important to the segment. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Life Sciences segment represented approximately 7% of Corning's sales for 2009.

All Other

Other products primarily include development projects and new product lines, certain corporate investments, Samsung Corning Precision's non-LCD business, and Corning's Eurokera and Keraglass equity affiliates with Saint Gobain Vitrage S.A. of France which manufacture smooth cooktop glass/ceramic products in France, China, and South Carolina. Development projects and new product lines involve the use of various technologies for new products such as synthetic green lasers, silicon-on-glass, advanced flow reactors, thin-film photovoltaics, and mercury abatement. In 2006, Corning announced the commercial launch of the Epic™ system, a high-throughput label-free screening platform based on optical biosensor technology. The system offers drug developers the ability to evaluate promising new drug targets through both biochemical and cell-based drug discovery applications.

In September 2009, Corning and Samsung Corning Precision formed Corsam Technologies LLC (Corsam), a new equity affiliate established to provide glass technology research for future product applications. Corning and Samsung Corning Precision each own 50% of the common stock of Corsam and Corning has agreed to provide research and development services to Corsam.

Until December 31, 2007, Corning had a 50% interest in Samsung Corning Company, Ltd. (Samsung Corning), a producer of glass panels and funnels for cathode ray tubes for televisions and computer monitors, which had manufacturing facilities in Korea, Germany, China and Malaysia. Samsung Electronics Company, Ltd. and affiliates owned the remaining 50% interest in Samsung Corning. On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning. After the transaction, Corning retained its 50% interest in Samsung Corning Precision. As noted above, equity earnings from the non-LCD business of Samsung Corning Precision are included in the All Other category.

All Other products represented less than 1% of Corning's sales for 2009.

Additional explanation regarding Corning and its five segments is presented in Management's Discussion and Analysis of Financial Condition under Operating Review and Results of Operations and Note 20 (Operating Segments) to the Consolidated Financial Statements.

Corporate Investments

Corning and The Dow Chemical Company (Dow Chemical) each own half of Dow Corning Corporation (Dow Corning), an equity company headquartered in Michigan that manufactures silicone products worldwide. Dow Corning is a leader in silicon-based technology and innovation, offering more than 7,000 products and services. Dow Corning is the majority-owner of Hemlock Semiconductor, a market leader in the production of high purity polycrystalline for the semiconductor and solar energy industries. Dow Corning's sales were $5.1 billion in 2009. Additional discussion about Dow Corning appears in the Legal Proceedings section. Dow Corning's financial statements are attached in Item 15, Exhibits and Financial Statement Schedules.

Corning and PPG Industries, Inc. each own half of Pittsburgh Corning Corporation (PCC), an equity company in Pennsylvania that manufactures glass products for architectural and industrial uses. PCC filed for Chapter 11 bankruptcy reorganization in April 2000. Corning also owns half of Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation that manufactures glass products for industrial uses primarily in Europe. Additional discussion about PCC and PCE appears in the Legal Proceedings section.

Additional information about corporate investments is presented in Note 7 (Investments) to the Consolidated Financial Statements.

Competition

Corning competes across all of its product lines with many large and varied manufacturers, both domestic and foreign. Some of these competitors are larger than Corning, and some have broader product lines. Corning strives to maintain its position through technology and product innovation. For the future, Corning believes its competitive advantage lies in its commitment to research and development, and its commitment to quality. There is no assurance that Corning will be able to maintain its market position or competitive advantage.

Display Technologies Segment

Corning, including Samsung Corning Precision, is the largest worldwide producer of glass substrates for active matrix LCD displays. Although the LCD glass substrate industry was negatively impacted by economic conditions in 2008 and in the first quarter of 2009, demand increased in the second quarter and remained strong during the rest of 2009, allowing Corning to remain in a strong competitive position. Corning believes it has sustained its competitive advantages in LCD glass substrate products by investing in new technologies, providing a consistent and reliable supply and using its proprietary fusion manufacturing process. This process allows us to deliver glass that is larger, thinner and lighter, with exceptional surface quality and without heavy metals. Asahi Glass, Nippon Electric Glass and Avan Strate, Inc. (formerly NH Techno) are Corning's principal competitors in display glass substrates.

Telecommunications Segment

Competition within the telecommunications equipment industry is intense among several significant companies. Corning is a leading competitor in the segment's principal product lines, which include optical fiber and cable and hardware and equipment. Price and new product innovations are significant competitive factors. The competitive landscape includes increasing competition, causing price pressure in all regions. These competitive conditions are likely to persist.

Corning is the largest producer of optical fiber and cable products, but faces significant competition due to continued excess manufacturing capacity in the market, price pressure and new product innovations. Corning believes its large scale manufacturing experience, fiber process, technology leadership and intellectual property assets yield cost advantages relative to several of its competitors. The primary competing producers of optical fiber and cable products are Furukawa Electric/OFS, Fujikura Ltd., Sumitomo Electric, Prysmian Cables & Systems and Draka Comteq.

For hardware and equipment products, significant competitors are 3M Company (3M), Tyco Electronics, Furukawa OFS, CommScope, and ADC Communications.

Environmental Technologies Segment

For worldwide automotive ceramic substrate products, Corning has a leading market position that has remained relatively stable over the past year. Corning believes its competitive advantage in automotive ceramic substrate products for catalytic converters is based upon global presence, customer service, engineering design services and product innovation. Corning has established a strong presence in the heavy duty and light duty diesel vehicle market. Corning's Environmental Technologies products face principal competition from NGK, Denso, and Ibiden.

Specialty Materials Segment

Corning is one of very few manufacturers with deep capabilities in materials science, optical design, shaping, coating, finishing, metrology, and system assembly. Corning is addressing emerging needs of the consumer electronics industry with the development of its chemically strengthened glass. Our capabilities include sophisticated technologies in forming, coating, and finishing that deliver high performance, durable solutions. These capabilities position the Company to meet the needs of a broad array of markets including aerospace/defense, display, semiconductor, astronomy, vision care, industrial/commercial, and telecommunications. For this segment, Schott, Shin-Etsu Quartz Products, Asahi Fine Glass, Carl Zeiss, Nikon, NEG, Transitions Optical, Oerlikon, Hoya and Heraeus are the main competitors.

Life Sciences Segment

Corning is a leading supplier of glass and plastic laboratory products, with a growing plastics products market presence in North America and Europe, and a solid laboratory glass products market presence. Corning seeks to maintain competitive advantages by emphasizing product quality, product availability, supply chain efficiency, a wide product line and superior product attributes. For laboratory products, Greiner, Becton Dickinson, Kimble-Chase, and Duran are the principal worldwide competitors. Corning also faces increasing competition from two large distributors that have pursued backward integration or introduced private label products.

Raw Materials

Corning's production of specialty glasses, ceramics, and related materials requires significant quantities of energy, uninterrupted power sources, certain precious metals, and various batch materials.

Although energy shortages have not been a problem recently, the cost of energy remains volatile. Corning has achieved flexibility through important engineering changes to take advantage of low-cost energy sources in most significant processes. Specifically, many of Corning's principal manufacturing processes can be operated with natural gas, propane, oil or electricity, or a combination of these energy sources.

Availability of resources (ores, minerals, polymers, and processed chemicals) required in manufacturing operations, appears to be adequate. Corning's suppliers, from time to time, may experience capacity limitations in their own operations, or may eliminate certain product lines. Corning believes it has adequate programs to ensure a reliable supply of batch materials and precious metals. For many products, Corning has alternate glass compositions that would allow operations to continue without interruption in the event of specific materials shortages.

Certain key materials and proprietary equipment used in the manufacturing of products are currently sole-sourced or available only from a limited number of suppliers. Any future difficulty in obtaining sufficient and timely delivery of components could result in lost sales due to delays or reductions in product shipments, or reductions in Corning's gross margins.

Patents and Trademarks

Inventions by members of Corning's research and engineering staff have been, and continue to be, important to the Company's growth. Patents have been granted on many of these inventions in the United States and other countries. Some of these patents have been licensed to other manufacturers, including companies in which Corning has equity investments. Many of the earlier patents have now expired, but Corning continues to seek and obtain patents protecting its newer innovations. In 2009, Corning was granted over 180 patents in the U.S. and over 300 patents in countries outside the U.S.

Each business segment possesses its own patent portfolio that provides certain competitive advantages in protecting Corning's innovations. Corning has historically enforced, and will continue to enforce, its intellectual property rights. At the end of 2009, Corning and its wholly-owned subsidiaries owned over 4,350 unexpired patents in various countries of which about 2,450 were U.S. patents. Between 2010 and 2012, approximately 11% of these patents will expire, while at the same time Corning intends to seek patents protecting its newer innovations. Worldwide, Corning has over 5,700 patent applications in process, with about 1,760 in process in the U.S. Corning believes that its patent portfolio will continue to provide a competitive advantage in protecting Corning's innovation, although Corning's competitors in each of its businesses are actively seeking patent protection as well.

The Display Technologies segment has over 310 patents in various countries, of which over 125 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to glass compositions and methods for the use and manufacture of glass substrates for display applications. There is no group of important Display Technology segment patents set to expire between 2010 and 2012.

The Telecommunications segment has over 1,850 patents in various countries, of which over 900 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include: (i) patents relating to optical fiber products including dispersion compensating fiber, low loss optical fiber and high data rate optical fiber and processes and equipment for manufacturing optical fiber, including methods for making optical fiber preforms and methods for drawing, cooling and winding optical fiber; (ii) patents relating to optical fiber ribbons and methods for making such ribbon, fiber optic cable designs and methods for installing optical fiber cable; and (iii) patents relating to optical fiber connectors, termination and storage and associated methods of manufacture. A few patents relating to optical fiber manufacturing will expire between 2010 and 2012.

The Environmental Technologies segment has over 380 patents in various countries of which over 200 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to cellular ceramic honeycomb products, together with ceramic batch and binder system compositions, honeycomb extrusion and firing processes, and honeycomb extrusion dies and equipment for the high-volume, low-cost manufacture of such products. There is no group of important Environmental Technologies patents set to expire between 2010 and 2012.

The Specialty Materials segment has over 600 patents in various countries of which over 370 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to ophthalmics, LCD imagemask and semiconductor/ microlithography optics and blanks, metrology instrumentation and laser/precision optics, protective cover glass, glass polarizers, specialty fiber, and refractories. There is no group of important Specialty Materials patents set to expire between 2010 and 2012.

The Life Sciences segment has over 175 patents in various countries of which over 95 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to methods and apparatus for the manufacture and use of scientific laboratory equipment including nucleic acid arrays, multiwell plates, and cell culture products. There is no group of important Life Sciences patents set to expire between 2010 and 2012.

Products reported in All Other include development projects, new product lines, and other businesses or investments that do not meet the threshold for separate reporting. Some of the important issued U.S. patents in this segment include patents relating to equipment for label independent drug discovery, advanced flow reactors, and methods of manufacture, and semiconductor lasers and related packaging.

Many of the Company's patents are used in operations or are licensed for use by others, and Corning is licensed to use patents owned by others. Corning has entered into cross licensing arrangements with some major competitors, but the scope of such licenses has been limited to specific product areas or technologies.

Corning's principal trademarks include the following: Corning, Celcor, DuraTrap, Eagle2000, EagleXG, Epic, Evolant, HPFS, Lanscape, Pyrex, ClearCurve, SMF-28e, Gorilla, and Jade.

Protection of the Environment

Corning has a program to ensure that its facilities are in compliance with state, federal and foreign pollution-control regulations. This program has resulted in capital and operating expenditures during the past several years. In order to maintain compliance with such regulations, capital expenditures for pollution control in continuing operations were approximately $26 million in 2009 and are estimated to be $5 million in 2010.

Corning's 2009 consolidated operating results were charged with approximately $42 million for depreciation, maintenance, waste disposal and other operating expenses associated with pollution control. Corning believes that its compliance program will not place it at a competitive disadvantage.

Employees

At December 31, 2009, Corning had approximately 23,500 full-time employees, including approximately 10,200 employees in the United States. From time to time, Corning also retains consultants, independent contractors, and temporary and part-time workers. Unions are certified as bargaining agents for approximately 26% of Corning's United States employees.

Executive Officers

Wendell P. Weeks *Chairman and Chief Executive Officer*
Mr. Weeks joined Corning in 1983 and was named a vice president and deputy general manager of the Telecommunications Products division in 1995, vice president and general manager in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president in 1999, president, Corning Optical Communications in 2001, president and chief operating officer of Corning in 2002, and president and chief executive officer in 2005. Mr. Weeks became chairman and chief executive officer on April 26, 2007. Mr. Weeks is a director of Merck & Co. Inc. Mr. Weeks has been a member of Corning's Board of Directors since 2000. Age 50.

James B. Flaws *Vice Chairman and Chief Financial Officer*
Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. Mr. Flaws was elected assistant treasurer of Corning in 1993, vice president and controller in 1997 and vice president of finance and treasurer in May 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his current position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Mr. Flaws has been a member of Corning's Board of Directors since 2000. Age 61.

Peter F. Volanakis *President and Chief Operating Officer*
Mr. Volanakis joined Corning in 1982 and subsequently held various marketing, development and commercial positions in several divisions. He was named managing director Corning GmbH in 1992, executive vice president of CCS Holding, Inc., formerly known as Siecor Corporation, in 1995, senior vice president of Advanced Display Products in 1997, executive vice president of Display Technologies and Life Sciences in 1999, president of Corning Technologies in 2001, and became chief operating officer in 2005. Mr. Volanakis became president and chief operating officer on April 26, 2007. Mr. Volanakis is a director of Dow Corning Corporation and The Vanguard Group. Mr. Volanakis has been a member of Corning's Board of Directors since 2000. Age 54.

Kirk P. Gregg *Executive Vice President and Chief Administrative Officer*
Mr. Gregg joined Corning in 1993 as director of Executive Compensation. He was named vice president of Executive Resources and Employee Benefits in 1994, senior vice president, Administration in December 1997 and to his current position in 2002. He is responsible for Human Resources, Information Technology, Procurement and Transportation, Aviation, Community Affairs, Government Affairs, Business Services and Corporate Security. Prior to joining Corning, Mr. Gregg was with General Dynamics Corporation as corporate director, Key Management Programs, and was responsible for executive compensation and benefits, executive development and recruiting. Age 50.

Joseph A. Miller *Executive Vice President and Chief Technology Officer*
Dr. Miller joined Corning in 2001 as senior vice president and chief technology officer. He was elected to his current position in 2002. Prior to joining Corning, Dr. Miller was with E.I. DuPont de Nemours, Inc., where he served as chief technology officer and senior vice president for research and development since 1994. He began his career with DuPont in 1966. Dr. Miller is a director of Greatbatch, Inc. and Dow Corning Corporation. Age 68.

Pamela C. Schneider *Senior Vice President and Operations Chief of Staff*
Ms. Schneider joined Corning in 1986 as senior financial analyst in the Controllers Division. In 1988 she became manager of internal audit. In 1990 she was named controller and in 1991 chief financial officer of Corning Asahi Video Products Company. In January 1993, she was appointed vice president and chief financial officer for Corning Consumer Products Company, and in 1995 vice president Finance and Administration. In 1997, she was named vice president and in 1999 senior vice president, Human Resources and diversity officer for Corning Incorporated. Ms. Schneider was elected to her present position in April 2002. Age 55.

Lawrence D. McRae *Senior Vice President, Strategy and Corporate Development*
Mr. McRae joined Corning in 1985 and served in various financial, sales and marketing positions. He was elected vice president Corporate Development in 2000, senior vice president Corporate Development in 2003 and most recently, senior vice president Strategy and Corporate Development in October 2005. Mr. McRae is on the board of directors of Dow Corning Corporation, and Samsung Corning Precision Glass Co., Ltd. Age 51.

R. Tony Tripeny *Senior Vice President, Corporate Controller and Principal Accounting Officer*
Mr. Tripeny joined Corning in 1985 as the corporate accounting manager of Corning Cable Systems, and became the Keller facility's plant controller in 1989. In 1993, he was appointed equipment division controller of Corning Cable Systems and, in 1996 corporate controller. Mr. Tripeny was appointed to chief financial officer of Corning Cable Systems in July 2000. In 2003, he took on the additional role of group controller, Telecommunications, Corning Incorporated. He was appointed to division vice president, Operations Controller in August 2004, and vice president, Corporate Controller in October 2005. Mr. Tripeny was elected to his current position in April 2009. Age 50.

Vincent P. Hatton *Senior Vice President and General Counsel*
Mr. Hatton joined Corning in 1981 as an assistant corporate counsel and became a division counsel in 1984. Mr. Hatton was named assistant general counsel, Specialty Materials in May 1993, and director of the Legal Department in 1995. Mr. Hatton was elected vice president in 1998 and senior vice president in 2003. Mr. Hatton was elected to his current position on March 1, 2007. Age 59.

Document Availability

A copy of Corning's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to Ms. Denise A. Hauselt, Vice President, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 and other filings are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC, and can be accessed electronically free of charge, through the Investor Relations category of the Corning home page on the Internet at www.corning.com. The information contained on the Company's website is not included in, or incorporated by reference into, this Annual Report on Form 10-K.

Risk Factors

Set forth below are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Report or otherwise have a detrimental affect on the Company. These risks should be considered in making any investment decisions in Corning. Future results could be materially affected by general industry and market conditions, changes in laws or accounting rules, general economic and political conditions, including a global economic slowdown, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters or other disruptions of expected business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Annual Report. Additional risks not described above, or unknown to us, may also adversely affect Corning or its results.

As a result of the recession in the economies of the United States and many other countries and volatility and uncertainty in global capital and credit markets, a number of the risks we normally face may increase in both our consolidated operations and at our equity method investments. These include:

- Reduced consumer demand for the products our customers manufacture, notably automobiles and heavy duty trucks, LCD televisions and computer monitors which results in lowering demand for the products we sell.
- Increased price competition resulting in lower sales, profitability and cash flow.
- Deterioration in the financial condition of our customers resulting in reduced sales, an inability to collect receivables, payment delays or potentially bankruptcy or insolvency.
- Increased risk of insolvency of financial institutions, which may limit Corning's liquidity in the future or adversely affect its ability to use its revolving credit facility, or result in losses from hedged transactions or from counterparty risk on various financial transactions.
- Increased turmoil in the financial markets may limit Corning's, its customers' or suppliers' ability to access the capital markets or require limitations or terms and conditions for such access that are more restrictive and costly than in the past.
- Declines in our businesses that could result in material charges for restructuring or asset impairments.
- Increased risk that financial investments by our customers, suppliers or equity companies may not achieve historical levels of liquidity.

Our sales could be negatively impacted by the actions or circumstances of one or more key customers leading to the substantial reduction in orders for our products

In 2009, Corning's ten largest customers accounted for 52% of our sales.

In addition, a relatively small number of customers accounted for a high percentage of net sales in the majority of our reportable operating segments. For 2009, three customers of the Display Technologies segment accounted for 62% of total segment net sales when combined. In the Telecommunications segment, one customer accounted for 12% of segment net sales. In the Environmental Technologies segment, three customers accounted for 85% of total segment sales in aggregate. In the Life Sciences segment, two distributors accounted for 45% of segment sales in 2009. As a result of mergers and consolidations between customers, Corning's customer base could become more concentrated.

Samsung Corning Precision's sales were also concentrated in 2009, with sales to two LCD panel makers located in South Korea accounting for approximately 93% of total Samsung Corning Precision sales.

The sale of LCD glass substrates in 2009 and previous years provide no assurance that positive trends will continue. Our customers are LCD panel and color filter makers. As they switch to larger size glass, the pace of their orders may be uneven while they adjust their manufacturing processes and facilities. Additionally, consumer preferences for panels of differing sizes, designs, price, or other seasonal factors, may lead to pauses in market growth from time to time. Our customers may not be able to maintain their profitability or access sufficient capital to fund routine maintenance and operations or planned expansions, which may limit their pace of orders to us. Emerging material technologies could replace our glass substrates for certain applications resulting in a decline in demand for our LCD products. Technologies for displays in competition with LCD panels may reduce or eliminate the need for our glass substrates. These technologies may include organic light emitting diodes and plasma display panels. New process technologies developed by our competitors may also place us at a cost or quality disadvantage. Our inability to manufacture glass substrates in the sizes and quantities needed by our customers may result in loss of revenue, margins and profits or liabilities for failure to supply. A scarcity of resources, limitations on technology, personnel or other factors resulting in a failure to produce commercial quantities of very large size glass substrates, particularly from facilities at a major customer in Japan, could have adverse financial consequences to us.

Our Telecommunications segment customers' purchases of our products are affected by their capital expansion plans, general market and economic uncertainty and regulatory changes, including broadband policy. Sales in the Telecommunications segment are expected to be impacted by the pace of fiber-to-the-premises deployments by our customers such as Verizon Communications Inc. Our sales will be dependent on planned targets for homes passed and connected. Changes in our customers' deployment plans could adversely affect future sales in any quarter or for the full year.

In the Environmental Technologies segment, sales of our ceramic substrate and filter products for automotive and diesel emissions and pollution control are expected to fluctuate with vehicle production. Changes in governmental laws and regulations for air quality and emission controls may also influence future sales. Sales in our Environmental Technologies segment are mainly to three catalyzers and emission system component manufacturers. Our customers sell these systems to automotive original equipment manufacturers and diesel engine manufacturers. Sales within this segment may be affected by adverse developments in the global vehicle or U.S. freight hauling industries or by such factors as higher fuel prices that may affect vehicle sales or downturns in freight traffic.

Sales in our Specialty Materials segment track worldwide economic cycles and our customers' responses to that cycle.

Sales in our Life Sciences segment are through two large distributors, and the remaining balance is to a variety of government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities. In 2009, our two largest distributors accounted for 45% of Life Sciences' segment sales. Changes in our distribution arrangements in this segment may adversely affect this segment's financial results.

If the markets for our products do not develop and expand as we anticipate, demand for our products may decline, which would negatively impact our results of operations and financial performance

The markets for our products are characterized by rapidly changing technologies, evolving industry or government standards and new product introductions. Our success is expected to depend, in substantial part, on the successful introduction of new products, or upgrades of current products, and our ability to compete with new technologies. The following factors related to our products and markets, if not achieved, could have an adverse impact on our results of operations:

- our ability to introduce leading products such as glass substrates for liquid crystal displays, optical fiber and cable and hardware and equipment, and environmental substrate and filter products at competitive prices;
- our ability to manufacture adequate quantities of increasingly larger glass substrates to satisfy our customers technical requirements and our contractual obligations;
- continued strong demand for notebook computers and LCD monitors;
- growth in purchases of LCD televisions to replace other technologies;
- screen size of LCD televisions, which affects glass demand;
- our ability to develop new products in response to government regulations and laws, particularly diesel filter products in the Environmental Technologies segment;
- growth of the fiber-to-the-premises build-out in North America and western Europe; and
- growth in emerging markets in other geographic regions.

We face pricing pressures in each of our leading businesses that could adversely affect our financial performance

We face pricing pressure in each of our leading businesses as a result of intense competition, emerging new technologies, or over-capacity. While we will work toward reducing our costs to offset pricing pressures, we may not be able to achieve proportionate reductions in costs or to sustain our current rate of cost reduction We anticipate pricing pressures will continue into 2010 and beyond in all our businesses.

We face risks related to our international operations and sales

We have customers and significant operations, including manufacturing and sales, located outside the U.S. We have large manufacturing operations for liquid crystal display glass substrates in Taiwan, Japan and Korea, including an equity investment in Samsung Corning Precision operating in South Korea that makes glass substrates for the Korean LCD market. All of our Display segment customers are located in the Asia-Pacific region. As a result of these and other international operations, we face a number of risks, including:

- geographical concentration of our factories and operations and regional shifts in our customer base;
- periodic health epidemic concerns;
- difficulty of managing global operations;
- difficulty in protecting intellectual property or sensitive commercial and operations data or information technology systems generally;
- tariffs, duties and other trade barriers including anti-dumping duties;
- differing legal systems;
- natural disasters such as earthquakes;
- potential power loss affecting glass production and equipment damage;
- political and economic instability in foreign markets; and
- foreign currency risk.

Any of these items could cause our sales or profitability to be significantly reduced.

Additionally, a significant amount of the specialized manufacturing capacity for our Display Technologies segment is concentrated in three overseas countries and it is reasonably possible that the use of one or more such facilities could be disrupted. Due to the specialized nature of the assets and the customers' locations, it may not be possible to find replacement capacity quickly or substitute production from facilities in other countries. Accordingly, loss of these facilities could produce a near-term severe impact on our display business and the Company as a whole.

We face risks due to foreign currency fluctuations

Because we have significant customers and operations outside the U.S., fluctuations in foreign currencies, especially the Japanese yen, New Taiwan dollar, Korean won, and euro, affect our sales and profit levels. Foreign exchange rates may make our products less competitive in countries where local currencies decline in value relative to the U.S. dollar and Japanese yen. Sales in our Display Technologies segment, representing 45% of Corning's sales in 2009, are denominated in Japanese yen. If sales grow in our Display Technologies segment, that will increase our exposure to currency fluctuations. Corning hedges significant transaction and balance sheet currency exposures and uses derivatives instruments to limit exposure to foreign currency fluctuations associated with certain monetary assets and liabilities as well as operating results. Although we selectively hedge these items, changes in exchange rates (especially the Japanese yen to U.S. dollar) may significantly impact our reported revenues and profits.

If the financial condition of our customers declines, our credit risks could increase

Although we have a rigorous process to administer credit and believe our reserve is adequate, we have experienced, and in the future may experience, losses as a result of our inability to collect our accounts receivable. If our customers or our indirect customers fail to meet their payment obligations for our products, we could experience reduced cash flows and losses in excess of amounts reserved. Some customers of our Display Technologies segment are thinly capitalized and/or marginally profitable. In our Environmental Technologies segment, the U.S. auto makers and certain of their suppliers have encountered credit downgrades or have filed for bankruptcy protection. These factors may result in an inability to collect receivables or a possible loss in business. As of December 31, 2009 reserves and allowances for trade receivables totaled approximately $20 million.

If we do not successfully adjust our manufacturing volumes and fixed cost structure, or achieve manufacturing yields or sufficient product reliability, our operating results and cash flow could suffer, and we may not achieve anticipated profitability levels

Investments in additional manufacturing capacity of certain businesses, including liquid crystal display glass and diesel emission substrates and filters present challenges. We may face technical and process issues in moving to commercial production and there can be no assurance that Corning will be able to pace its capacity expansion to the actual demand. Economic results may adversely affect our ability to complete planned capacity expansion and products. It is possible that manufacturing capacity may exceed or lag customer demand during certain periods.

The manufacturing of our products involves highly complex and precise processes, requiring production in highly controlled and dust-free environments. Changes in our manufacturing processes could significantly reduce our manufacturing yields and product reliability. In some cases, existing manufacturing may be insufficient to achieve the requirements of our customers. We will need to develop new manufacturing processes and techniques to achieve targeted volume, pricing and cost levels that will permit profitable operations. While we continue to fund projects to improve our manufacturing techniques and processes, we may not achieve satisfactory cost levels in our manufacturing activities that will fully satisfy our profitability targets.

Our future financial performance depends on our ability to purchase a sufficient amount of materials, precious metals, parts, and manufacturing equipment components to meet the demands of our customers

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of materials, precious metals, parts and components from our suppliers. We may experience shortages that could adversely affect our operations. Although we work closely with our suppliers to avoid shortages, there can be no assurances that we will not encounter these problems in the future. Furthermore, certain manufacturing equipment, raw materials or components are available only from a single source or limited sources. We may not be able to find alternate sources in a timely manner. A reduction, interruption or delay of supply, or a significant increase in the price for supplies, such as manufacturing equipment, precious metals, raw materials or energy, could have a material adverse effect on our businesses.

We have incurred, and may in the future incur, restructuring and other charges, the amounts of which are difficult to predict accurately

We have recorded several charges for restructuring, impairment of assets, and the write-off of cost and equity-based investments. As a result of the decline in the economy and its impact on Corning's businesses, we recorded restructuring charges of $228 million in 2009. Certain of our equity affiliates have also recorded restructuring charges. We and our affiliates may have additional actions that result in restructuring charges in the future.

We have incurred, and may in the future incur, goodwill and other intangible asset impairment charges

At December 31, 2009, Corning had goodwill and other intangible assets of $676 million. While we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur, especially if an economic recession occurs and continues for a lengthy period or becomes severe, or if acquisitions made by the Company fail to achieve expected returns.

If our products, including materials purchased from our suppliers, experience performance issues, our business will suffer

Our business depends on the production of products of consistently high quality. Our products, components and materials purchased from our suppliers, are typically tested for quality. These testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons, our products, including materials purchased from our suppliers, may fail to perform as expected. In some cases, product redesigns or additional expense may be required to correct a defect. A significant or systemic product failure could result in customer relations problems, lost sales, and financial damages.

We face competition in most of our businesses

We expect that we will face additional competition from existing competitors, low cost manufacturers and new entrants. We must invest in research and development, expand our engineering, manufacturing and marketing capabilities, and continue to improve customer service and support in order to remain competitive. We cannot provide assurance that we will be able to maintain or improve our competitive position.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations

Our effective tax rate could be adversely impacted by several factors, some of which are outside of our control, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
- changes in tax laws and the interpretation of those tax laws;
- changes to our assessments about the realizability of our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business;
- the outcome of current and future tax audits, examinations, or administrative appeals;
- changes in generally accepted accounting principles that affect the accounting for taxes; and
- limitations or adverse findings regarding our ability to do business in some jurisdictions.

In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Significant judgment is required in determining our worldwide provision for income taxes. Although we believe our tax estimates are reasonable, the final determination could be materially different from our historical tax provisions and accruals.

Accounting and disclosure rules may affect financial results

Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations for many areas of our business, such as revenue recognition, accounting for investments, and accounting for stock options, are very complex and involve significant and sometimes subjective judgments. Changes in these rules or their interpretation could significantly impact our reported earnings and operating income and could add significant volatility to those measures in the future, without a corresponding change in our cash flows.

We rely on key personnel and the loss of their services or the inability to attract and retain them may negatively affect our businesses

Our ability to continue to attract, retain and motivate qualified research and development, engineering and operating personnel, generally and during periods of rapid growth, especially in those of our businesses focused on new products and advanced manufacturing processes, is essential to our business success. We also depend on the services of experienced key senior management.

The loss of the services of any of our key research and development, engineering or operational personnel or senior management without adequate replacement, or the inability to attract new qualified personnel, could have a material adverse effect on our operations and financial performance.

We are subject to strict environmental regulations and regulatory changes that could result in fines or restrictions that interrupt our operations

Our manufacturing process generates chemical waste, waste water and other industrial waste and various green house gases at various stages in the manufacturing process, and we are currently or may be in the future subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such substances. We have installed various types of anti-pollution equipment for the treatment of chemical waste and waste water at our various facilities. We have taken steps to affect the amount of greenhouse gases created by our manufacturing operations. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environment standards.

Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, or the suspension/cessation of production or operations. In addition, environmental regulations could require us to acquire costly equipment, incur other significant compliance expenses or limit or restrict production or operations and thus materially and negatively affect our financial condition and results of operations.

Changes in regulations and the regulatory environment in the U.S. and other countries, such as those resulting from the regulation and impact of global warming and CO_2 abatement, may affect our businesses and their results in adverse ways by, among other things, substantially increasing manufacturing costs, limiting availability of scarce resources, especially energy, or requiring limitations on production and sale of our products or those of our customers.

We may experience difficulties in enforcing our intellectual property rights and we may be subject to claims of infringement of the intellectual property rights of others

We may encounter difficulties in protecting our intellectual property rights or obtaining rights to additional intellectual property necessary to permit us to continue or expand our businesses. We cannot assure you that the patents that we hold or may obtain will provide meaningful protection against our competitors. Changes in laws concerning intellectual property may affect our ability to protect our intellectual property. Litigation may be necessary to enforce our intellectual property rights. Litigation is inherently uncertain and the outcome is often unpredictable. Other companies hold patents on technologies used in our industries and are aggressively seeking to expand, enforce and license their patent portfolios.

The intellectual property rights of others could inhibit our ability to introduce new products. We are, and may in the future be, subject to claims of intellectual property infringement or misappropriation that may result in loss of revenue, require us to incur substantial costs, or lead to monetary damages or injunctive relief against us. We cannot assure you as to the outcome of any such claims.

Current or future litigation may harm our financial condition or results of operations

Pending, threatened or future litigation is subject to inherent uncertainties. Our financial condition or results of operations may be adversely affected by unfavorable outcomes, expenses and costs exceeding amounts estimated or insured. In particular, we have been named as a defendant in numerous lawsuits alleging personal injury from exposure to asbestos, and adverse rulings in such lawsuits or the inability to successfully resolve such matters may adversely affect the Company. As described in Legal Proceedings, a new PCC Plan of Reorganization was filed with the Bankruptcy Court on January 29, 2009 proposing a resolution of PCC asbestos claims. It remains reasonably possible that changes to the Amended PCC Plan may be negotiated, and the elements of the plan and its approval are subject to a number of contingencies before the resolution outlined in the Plan becomes final.

We face risks through our equity method investments in companies that we do not control

Corning's net income includes significant equity in earnings of associated companies. For the year ended December 31, 2009, we recognized $1.4 billion of equity earnings, of which 98% came from our two largest investments: Dow Corning (which makes silicone and high purity polycrystalline products) and Samsung Corning Precision (which primarily makes liquid crystal display glass). Samsung Corning Precision is located in the Asia-Pacific region and is subject to political and geographic risks mentioned above, as well as business and other risks within the Display segment. Our equity investments may not continue to perform at the same levels as in recent years. In 2007, we recognized equity losses associated with Samsung Corning Co., Ltd. (a 50% equity method investment that made glass panels and funnels for conventional televisions), which recorded fixed asset and other impairment charges. Dow Corning emerged from Chapter 11 bankruptcy in 2004 and has certain obligations under its Plan of Reorganization to resolve and fund claims of its creditors and personal injury claimants. Dow Corning may incur further bankruptcy charges in the future, which may adversely affect its operations or assets.

We may not have adequate insurance coverage for claims against us

We face the risk of loss resulting from product liability, securities, fiduciary liability, intellectual property, antitrust, contractual, warranty, environmental, fraud and other lawsuits, whether or not such claims are valid. In addition, our product liability, fiduciary, directors and officers, property including business interruption, natural catastrophe and comprehensive general liability insurance may not be adequate to cover such claims or may not be available to the extent we expect in the future. Our insurance costs can be volatile and, at any time, can increase given changes in market supply and demand and our claim history. We may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful claim that exceeds or is not covered by our policies could require us to pay substantial sums. Some of the carriers in our primary and excess insurance programs are in liquidation and may not be able to respond if we should have claims reaching into their layers. The financial health of other insurers may deteriorate. Several of our insurance carriers are litigating with us the extent, if any, of their obligation to provide insurance coverage for asbestos liabilities asserted against us. The results of that litigation may adversely affect our insurance coverage for those risks. In addition, we may not be able to obtain adequate insurance coverage for certain types of risk such as political risks, terrorism or war.

Our businesses may be subject to increased regulatory enforcement

Some of our business segments operate in industries with a concentrated number of competitors and customers both foreign and domestic. While we have adopted a corporate-wide compliance program, we may become the subject of antitrust or other governmental investigations from many jurisdictions that may adversely impact our reputation or our ability to make and sell products in the future.

Legal Proceedings

Environmental Litigation. Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 21 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2009, Corning had accrued approximately $26 million (undiscounted) for its estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

Dow Corning Bankruptcy. Corning and Dow Chemical each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.6 billion to the Settlement Trust. As of December 31, 2009, Dow Corning had recorded a reserve for breast implant litigation of $1.6 billion and anticipates insurance receivables of $16 million. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. As of December 31, 2009, Dow Corning has estimated the liability to commercial creditors to be within the range of $83 million to $260 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $83 million, net of applicable tax benefits. In addition, the London Market Insurers (the LMI Claimants) have claimed a reimbursement right with respect to a portion of insurance proceeds previously paid by the LMI Claimants to Dow Corning. This claim is based on a theory that the LMI Claimants overestimated Dow Corning's liability for the resolution of implant claims pursuant to the Plan. The LMI Claimants offered two calculations of their claim amount: $54 million and $93 million, plus minimum interest of $67 million and $116 million, respectively. These estimates were explicitly characterized as preliminary and subject to change. Litigation regarding this claim is in the discovery stage. Dow Corning disputes the claim and is unable to reasonably estimate any potential liability. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. There are no remaining tort claims against Corning, other than those that will be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

Pittsburgh Corning Corporation. Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. At the time PCC filed for bankruptcy protection, there were approximately 11,800 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently involved in approximately 10,400 other cases (approximately 38,800 claims) alleging injuries from asbestos and similar amounts of monetary damages per case. Those cases have been covered by insurance without material impact to Corning to date. As described below, several of Corning's insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for these claims. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

On March 28, 2003, Corning announced that it had reached agreement with the representatives of asbestos claimants for the resolution of all current and future asbestos claims against it and PCC, which might arise from PCC products or operations (the 2003 Plan). The 2003 Plan would have required Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, contribute 25 million shares of Corning common stock, and pay a total of $140 million in six annual installments (present value $131 million at March 2003), beginning one year after the plan's effective date, with 5.5 percent interest from June 2004. In addition, the 2003 Plan provided that Corning would assign certain insurance policy proceeds from its primary insurance and a portion of its excess insurance.

On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the 2003 Plan for reasons it set out in a memorandum opinion. Several parties, including Corning, filed motions for reconsideration. These motions were argued on March 5, 2007, and the Bankruptcy Court reserved decision.

On January 10, 2008, some of the parties in the proceeding advised the Bankruptcy Court that they had made substantial progress on a proposed amended plan of reorganization (the Amended PCC Plan) that resolved issues raised by the Court in denying the confirmation of the 2003 Plan and that would therefore make it unnecessary for the Bankruptcy Court to decide the motion for reconsideration. On March 27, 2008 and May 22, 2008, the parties further informed the Bankruptcy Court on the progress toward the Amended PCC Plan. The parties filed a partial tentative plan on August 8, 2008. The parties continued to inform the Bankruptcy Court of the status of their discussions on the Amended PCC Plan. The complete Amended PCC Plan and its ancillary documents were filed with the Bankruptcy Court on January 29, 2009.

As a result, Corning believes the Amended PCC Plan now represents the most probable outcome of this matter and expects that the Amended PCC Plan will be confirmed by the Court. At the same time, Corning believes the 2003 Plan no longer serves as the basis for the Company's best estimate of liability. Key provisions of the Amended PCC Plan address the concerns expressed by the Bankruptcy Court. Accordingly, in the first quarter of 2008, Corning adjusted its asbestos litigation liability to reflect components of the Amended PCC Plan. The proposed resolution of PCC asbestos claims under the Amended PCC Plan requires Corning to contribute its equity interests in PCC and PCE and to contribute a fixed series of payments, recorded at present value. Corning will have the option to use its shares rather than cash to make these payments, but the liability is fixed by dollar value and not the number of shares. The Amended PCC Plan would require Corning to make (1) one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and (2) five additional payments of $50 million, on each of the five subsequent anniversaries of the first payment, the final payment of which is subject to reduction based on the application of credits under certain circumstances.

The Amended PCC Plan does not include non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional $150 million for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more Company-specific data becomes available.

The Amended PCC Plan is subject to a number of contingencies. Payment of the amounts required to fund the Amended PCC Plan from insurance and other sources are subject to a number of conditions which may not be achieved. The approval of the Amended PCC Plan by the Bankruptcy Court is not certain and faces objections by some parties. Any approval of the Amended PCC Plan by the Bankruptcy Court is subject to appeal. The Amended PCC Plan is subject to a vote of PCC's creditors. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Several of Corning's insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the potential resolutions described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation and therefore cannot estimate the range of any possible loss.

Seoul Guarantee Insurance Co. and other creditors against Samsung Group and affiliates. Prior to their merger, Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision) and Samsung Corning Co. Ltd. (Samsung Corning) were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and thirteen other creditors (SGI and Creditors) for alleged breach of an agreement that approximately twenty-eight affiliates of the Samsung group (Samsung Affiliates) entered into with SGI and Creditors on August 24, 1999 (the Agreement). The lawsuit is pending in the courts of South Korea. Under the Agreement it is alleged that the Samsung Affiliates agreed to sell certain shares of Samsung Life Insurance Co., Ltd. (SLI), which had been transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motor Inc. In the lawsuit, SGI and Creditors allege a breach of the Agreement by the Samsung Affiliates and are seeking the loss of principal (approximately $1.95 billion) for loans extended to Samsung Motors Inc., default interest and a separate amount for breach. On January 31, 2008, the Seoul District Court ordered the Samsung Affiliates: to pay approximately $1.30 billion by disposing of 2,334,045 shares of SLI less 1,165,955 shares of SLI previously sold by SGI and Creditors and paying the proceeds to SGI and Creditors; to satisfy any shortfall by participating in the purchase of equity or subordinate debentures issued by them; and pay default interest of 6% per annum. The ruling has been appealed. On November 10, 2009, the Appellate Court directed the parties to attempt to resolve this matter through mediation. As a result, the parties are discussing the possibility of a settlement of this matter. Due to the uncertainties around the financial impact to each of the respective Samsung affiliates, Samsung Corning Precision is unable to reasonably estimate the amount of potential loss, if any, associated with this case and therefore no provision for such loss is reflected in its financial statements. Other than as described above, no claim in these matters has been asserted against Corning or any of its affiliates.

Ellsworth Industrial Park, Downers Grove, IL Environmental Litigation. Corning has settled claims for contribution for personal injury and property damage arising from the alleged release of solvents from the operations of several corporate defendants at the Ellsworth Industrial Park into soil and groundwater. Corning has also settled a cost-recovery action by the State of Illinois against a number of corporate defendants as a result of an alleged groundwater contamination at this industrial park site. Two additional corporate defendants have made claims for contribution for property damage and cost recovery for remediations at this industrial park site, one of which has been voluntarily dismissed. The second case was dismissed by the Court on August 12, 2009. On November 17, 2009, the Court denied plaintiff's request to file an amended complaint. On December 14, 2009, plaintiff gave notice of its appeal of the District Court's opinion and order dismissing its case to the U.S. Court of Appeals for the Seventh Circuit.

Commission of European Communities Competition Investigation. In connection with an investigation by the Commission of the European Communities, Competition DG, of alleged anticompetitive behavior relating to the worldwide production of LCD glass, Corning and Samsung Corning Precision received a request on March 30, 2009, for certain information from the Competition DG. Corning and Samsung Corning Precision have responded to those requests for information. On October 9, 2009, in connection with its investigation, the Competition DG made a further request for information from both Corning and Samsung Corning Precision to which each party has responded. Samsung Corning Precision has also responded to the Competition DG and authorities in other jurisdictions, including the United States in connection with similar investigations of alleged anticompetitive behavior relating to worldwide production of cathode ray tube glass.

Supply Agreement Disputes. In early September 2009, a significant customer of Corning's LCD glass display business in Asia notified Corning Display Technologies Taiwan Co. Ltd. in writing that it considers Corning Display Technologies to be in breach of the supply agreement between the companies. Corning Display Technologies disagrees that any breach exists, and the parties are currently engaged in discussions with a view to resolving these matters. Corning Display Technologies anticipates an amicable resolution. However, failure to resolve the disputed claims could result in arbitration and the award of damages to the customer and/or the termination of the supply agreement.

In January 2010, Corning received notification from one of the indirect customers for its environmental products seeking reassurance from Corning that Corning would honor certain supply obligations regarding the supply of catalytic converter substrates and objecting to a proposed allocation of such products that might affect that customer. Corning is discussing these issues with this and other indirect and direct customers of its Environmental Technologies segment.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

The following table sets forth the high and low sales price of Corning's common stock as reported on the Composite Tape.

	First quarter	Second quarter	Third quarter	Fourth quarter
2009				
Price range				
High	**$14.44**	**$16.54**	**$17.20**	**$19.55**
Low	**$ 8.97**	**$13.20**	**$13.98**	**$14.14**
2008				
Price range				
High	$25.24	$28.07	$23.05	$15.64
Low	$20.04	$23.02	$14.46	$ 7.36

As of December 31, 2009, there were approximately 22,825 record holders of common stock and approximately 600,000 beneficial shareholders.

Between July 1, 2007 and December 31, 2009, Corning paid a quarterly cash dividend of $0.05 per share on the Company's common stock.

Equity Compensation Plan Information

The following table shows the total number of outstanding options and shares available for other future issuances of options under all of our existing equity compensation plans, including our 2005 Employee Equity Participation Program, our 2003 Equity Plan for Non-Employee Directors and our 2002 Worldwide Employee Share Purchase Plan as of December 31, 2009.

	A	B	C
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders (1)	92,504,000	$25.83	59,275,949
Equity compensation plans not approved by security holders	0	0	0
Total	92,504,000	$25.83	59,275,949

(1) Shares indicated are total grants under the most recent shareholder approved plans as well as any shares remaining outstanding from any prior shareholder approved plans.

Performance Graph

The following graph illustrates the cumulative total shareholder return over the last five years of Corning's Common Stock, the S&P 500 and the S&P Communications Equipment Companies (in which Corning is currently included). The graph includes the capital weighted performance results of those companies in the communications equipment companies classification that are also included in the S&P 500.



Comparison of Five-Year Cumulative Total Return Among
Corning Incorporated, S&P 500 and S&P Communications Equipment
(Fiscal Years Ended December 31)
Indexed to 100
Corning Incorporated
S&P 500
S&P Communications Equipment
250
200
150
100
50
0
2004
2005
2006
2007
2008
2009

(b) Not applicable.

(c) The following table provides information about our purchases of our common stock during the fiscal fourth quarter of 2009:

Issuer Purchases of Equity Securities

Period	Total number of shares purchased (1)	Average price paid per share (1)	Total number of shares purchased as part of publicly announced plans or programs (2)	Approximate dollar value of shares that may yet be purchased under the plans or programs (2)
October 1-31, 2009	14,501	$14.93	0	$625,036,742
November 1-30, 2009	12,421	$16.94	0	$625,036,742
December 1-31, 2009	8,127	$18.00	0	$625,036,742
Total	35,049	$16.35	0	$625,036,742

(1) This column includes the following transactions during the fiscal fourth quarter of 2009: (i) the deemed surrender to us of 15,915 shares of common stock to pay the exercise price and to satisfy tax withholding obligations in connection with the exercise of employee stock options, and (ii) the surrender to us of 19,134 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

(2) On July 18, 2007 we publicly announced the start of a program covering the repurchase of up to $500 million of our common stock by December 31, 2008, and on July 30, 2008 we announced authorization to repurchase up to an additional $1 billion of our common stock by the end of 2009. The repurchase program expired after December 31, 2009.

Selected Financial Data (Unaudited)

(In millions, except per share amounts and number of employees)

	Years ended December 31,				
	2009	2008	2007	2006	2005
Results of operations					
Net sales	**$ 5,395**	$ 5,948	$ 5,860	$ 5,174	$ 4,579
Research, development and engineering expenses	**$ 563**	$ 627	$ 565	$ 517	$ 443
Equity in earnings of affiliated companies	**$ 1,435**	$ 1,358	$ 983	$ 989	$ 637
Net income attributable to Corning Incorporated	**$ 2,008**	$ 5,257	$ 2,150	$ 1,855	$ 585
Earnings per common share attributable to Corning Incorporated:					
Basic	**$ 1.30**	$ 3.37	$ 1.37	$ 1.20	$ 0.40
Diluted	**$ 1.28**	$ 3.32	$ 1.34	$ 1.16	$ 0.38
Cash dividends declared per common share	**$ 0.20**	$ 0.20	$ 0.10		
Shares used in computing per share amounts:					
Basic earnings per common share	**1,550**	1,560	1,566	1,550	1,464
Diluted earnings per common share	**1,568**	1,584	1,603	1,594	1,535
Financial position					
Working capital	**$ 3,982**	$ 2,567	$ 2,782	$ 2,479	$ 1,490
Total assets	**$21,295**	$19,256	$15,215	$13,065	$11,207
Long-term debt	**$ 1,930**	$ 1,527	$ 1,514	$ 1,696	$ 1,789
Total Corning Incorporated shareholders' equity	**$15,543**	$13,443	$ 9,496	$ 7,246	$ 5,487
Selected data					
Capital expenditures	**$ 890**	$ 1,921	$ 1,262	$ 1,182	$ 1,553
Depreciation and amortization	**$ 792**	$ 695	$ 607	$ 591	$ 512
Number of employees	**23,500**	27,000	24,800	24,500	26,000

Reference should be made to the Notes to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Organization of Information
Management's Discussion and Analysis provides a historical and prospective narrative on the Company's financial condition and results of operations. This discussion includes the following sections:

- Overview
- Results of Operations
- Operating Segments
- Liquidity and Capital Resources
- Environment
- Critical Accounting Estimates
- New Accounting Standards
- Forward-Looking Statements

OVERVIEW

Corning delivered strong operating results in 2009 in spite of the recession that followed last year's global economic decline and financial market disruption. Although results for most of our operating segments were down when compared to last year, we saw demand for Display Technologies products increase as the year progressed and some strength in our other segments as well. Government incentives helped to improve results in the Environmental Technologies segment in the second half of the year. Results in the Telecommunications segment reflected strength in demand for optical fiber and cable products in China. In the Life Sciences segment, we completed the acquisition of Axygen BioScience, Inc. to support our strategy to expand our portfolio of products and enhance global customer access in this business. We saw an increase in sales of Corning Gorilla® glass, our protective cover glass that is optimized for portable display devices. We ended the year on a positive note as sales in most of our segments continued to improve in the fourth quarter of 2009 when compared to the third quarter of 2009. Net income, although substantially lower than the previous year, reflected a number of non-operating items in 2008 that were not repeated in the current year. Those items are described more fully in the discussion of our profitability below.

In the second half of 2008 and in early 2009, the Company responded to a decline in demand by scaling back manufacturing operations, reducing research, development, and engineering expenses, reducing capital spending, and reducing operating costs. In 2009, we recorded restructuring charges totaling $228 million for costs associated with workforce reductions in all of our operating segments.

We faced other challenges this past year, as well. In August, an earthquake halted production at one of the Company's LCD glass manufacturing facilities in Japan. In mid-October, production at our LCD glass manufacturing facility in Taichung, Taiwan was impacted by a power disruption. Production capacity in Taiwan and our ability to quickly resume some manufacturing helped to ease the impact of both of these disruptions.

Corning remains committed to a strategy of growing through global innovation while preserving our financial independence. This strategy has served us well. Our key priorities for 2009 are similar to those of the previous four years: protect our financial health and invest in the future. During 2009, we made the following progress on these priorities:

Financial Health

Despite the uncertainty in the global economic environment, our financial position remained sound and we delivered strong cash flows from operating activities. Significant items in 2009 included the following:

- Our debt to capital ratio at 11% was unchanged from December 31, 2008.
- Operating cash flow for the year was $2.1 billion.
- We ended the year with $3.6 billion of cash and short-term investments, which was approximately $800 million higher than last year.

Profitability

For the year ended December 31, 2009, we generated net income of $2.0 billion or $1.28 per share compared to net income of $5.3 billion or $3.32 per share for 2008. When compared to last year, the decline in net income was due largely to the following items:

- The absence of certain tax adjustments totaling $2.5 billion which included a $2.4 billion valuation allowance release in 2008 on our deferred tax assets resulting from a change in the judgment about the realizability of deferred tax assets in future years.
- The absence of a credit to asbestos litigation expense of $340 million reflecting the change in the estimate of our asbestos litigation liability compared to expense of $20 million reported in the current year. In the first quarter of 2008, Corning reduced its liability for asbestos litigation by $327 million as a result of the increase in the likelihood of a settlement under more recently proposed terms and a corresponding decrease in the likelihood of a settlement under terms established in 2003. For additional information on this matter, refer to Note 7 (Investments) to the Consolidated Financial Statements and Item 3. Legal Proceedings.
- Lower net income in the Display Technologies segment due to lower volume and lower prices.
- The impact of restructuring charges in 2009 totaling $228 million for costs associated with workforce reductions in all of our operating segments.

The decrease in net income in 2009 was offset somewhat by $393 million from the favorable impact of movements in foreign exchange rates along with lower operating expenses resulting from the Company's restructuring activities.

Investing in our future

We continue to focus on the future and on what we do best - creating and making keystone components that enable high-technology systems. While our spending levels for research, development and engineering were lower in 2009 when compared to 2008, we remain committed to investing in research, development, and engineering to drive innovation. We continue to work on technologies for glass substrates for active matrix LCDs, diesel filters and substrates in response to tightening emissions control standards, and the optical fiber and cable and hardware and equipment that enable fiber-to-the-premises. We continue to make investments in promising technologies such as the Epic™ system, synthetic green lasers, and advanced flow reactors. In 2010, we are broadening our innovation strategy to include a focus on opportunities that are adjacent or closely related to our existing capabilities. These opportunities, which include products such as Gorilla® glass for consumer products and thin-film photovoltaics for solar applications, leverage existing materials or manufacturing processes with slight modifications.

Our research, development and engineering expenditures decreased by $64 million in 2009 when compared to 2008, but remained somewhat constant as a percentage of net sales. Reduced spending in 2009 was driven primarily by the impact of restructuring actions and cost reduction efforts. We believe our spending levels are adequate to support our technology and innovation strategies.

Our capital expenditures have been focused on expanding manufacturing capacity in the Display Technologies segment in anticipation of a larger display market in 2010 and growing demand for Corning's Gorilla® glass. In December 2007, we announced a 5-year capital expenditure plan to locate a glass manufacturing facility at Sharp Corporation's plant in Sakai City, Japan. We continued to advance this project to align with Sharp Corporation's progress on their adjoining facility and in October of 2009, the facility was opened. In February 2008, we announced a $453 million expansion of our LCD manufacturing facility in Taichung, Taiwan. Given the dramatic changes to the global economic landscape and the decline in demand for our products in late 2008, we stopped further expansion in Taiwan. Total capital expenditures for 2009 were $890 million. Approximately $552 million was directed toward our Display Technologies segment in 2009, of which about $525 million related to construction in 2008. Approximately $51 million in 2009 was invested in our Environmental Technologies segment.

We expect our 2010 capital spending to be about $600 million to $700 million, but there could also be up to $300 million of additional spending for adjacent opportunities, possible capacity in China, and precious metals to support growing capacity. Approximately $250 million to $350 million will be directed toward our Display Technologies segment.

Corporate Outlook

Our outlook for 2010 is favorable. Although we believe our sales and profitability will continue to be buffeted by the difficult global economic climate, we believe worldwide demand for LCD glass will continue to increase. We expect sales in 2010 to be higher than 2009 driven by continued strength in demand for LCD televisions, computer notebooks, and desktop monitors. We believe gross margin will expand driven by improvements in the Display and Environmental Technologies segments. We think equity earnings will improve as well. We expect to continue to generate positive cash flow from operations in line with recent years. We will monitor the levels of recovery in certain of our businesses and we may incur further charges to reduce our workforce and consolidate capacity, where necessary. We will continue to focus on protecting our financial health, controlling our costs, and accelerating new products while maintaining our emphasis on research and development investments for longer term growth. We may take advantage of acquisition opportunities that support the long-term strategies of our businesses, such as our recent purchase of Axygen. We remain confident that our strategy to grow through global innovation, while preserving our financial stability, will enable our continued long-term success.

RESULTS OF OPERATIONS

Selected highlights from our continuing operations follow (dollars in millions):

	2009	2008	2007	% change 09 vs. 08	% change 08 vs. 07
Net sales	**$5,395**	$5,948	$5,860	(9)	2
Gross margin	**$2,093**	$2,738	$2,749	(24)	0
(gross margin %)	**39%**	46%	47%		
Selling, general and administrative expenses	**$ 881**	$ 901	$ 912	(2)	(1)
(as a % of net sales)	**16%**	15%	16%		
Research, development and engineering expenses	**$ 563**	$ 627	$ 565	(10)	11
(as a % of net sales)	**10%**	11%	10%		
Restructuring, impairment and other charges (credits)	**$ 228**	$ 19	$ (4)	*	*
(as a % of net sales)	**4%**	0%	0%		
Asbestos litigation charge (credit)	**$ 20**	$ (340)	$ 185	*	(284)
(as a % of net sales)	**0%**	(6)%	3%		
Equity in earnings of affiliated companies	**$1,435**	$1,358	$ 983	6	38
(as a % of net sales)	**27%**	23%	17%		
Income before income taxes	**$1,934**	$2,882	$2,271	(33)	27
(as a % of net sales)	**36%**	48%	39%		
Benefit (provision) for income taxes	**$ 74**	$2,375	$ (121)	(97)	*
(as a % of net sales)	**1%**	40%	(2)%		
Net income attributable to Corning Incorporated	**$2,008**	$5,257	$2,150	(62)	145
(as a % of net sales)	**37%**	88%	37%		

* The percentage change calculation is not meaningful.

Net Sales

Net sales in 2009 decreased 9% due to lower sales in the majority of our segments when compared to 2008, driven primarily by volume and price declines in the Display Technologies segment offset somewhat by $194 million from the positive impact of movements in foreign exchange rates. The largest portion of the net sales decline occurred in the first quarter of 2009 as LCD glass demand fell rapidly in response to worsening economic conditions. Over the remainder of 2009, we saw demand levels for LCD glass increase in comparison to first quarter levels and, we believe, a corresponding expansion in the LCD industry supply chain as demand for LCD televisions improved. In the fourth quarter of 2009, net sales increased 41% when compared to the same period last year and 4% when compared to the third quarter of 2009, driven by increased net sales in the Display Technologies segment. For the full year of 2009, lower volume in the Environmental Technologies and Telecommunications segments also contributed to the decline in net sales as demand for automotive products declined and spending for telecommunications networks contracted.

Net sales in 2008 were up slightly when compared to 2007, primarily due to the positive impact of $354 million from the movement in foreign exchange rates offset by volume and price declines in a number of our segments as sales results followed the changing global economic conditions in 2008. Net sales for the first half of 2008 were up 21% when compared with the first half of 2007, but down 16% for the second half of 2008 when compared to the second half of 2007, as the LCD glass market experienced a supply chain contraction that worsened with deteriorating economic conditions. Declines in consumer spending reduced demand for LCD televisions and monitors and automotive products in the second half of 2008.

In 2009, net sales into international markets continued to surpass those into the U.S. market. For 2009, net sales into international markets accounted for 76% of net sales. For 2008 and 2007, net sales into international markets accounted for 74% and 72%, respectively, of net sales.

Cost of Sales

The types of expenses included in the cost of sales line item are: raw materials consumption, including direct and indirect materials; salaries, wages and benefits; depreciation and amortization; production utilities; production-related purchasing; warehousing (including receiving and inspection); repairs and maintenance; inter-location inventory transfer costs; production and warehousing facility property insurance; rent for production facilities; and other production overhead.

Gross Margin

For 2009, gross margin in dollars and as a percentage of net sales declined when compared to 2008, due primarily to the impact of price declines in the Display Technologies segment and reduced volume in the Environmental Technologies and Telecommunications segments. As a percentage of net sales, gross margin of 27% in the first quarter of 2009, reflected the sharp decline in net sales as first quarter LCD glass demand continued to fall in response to worsening economic conditions. As a percentage of net sales, gross margin approximated 41% in the second, third, and fourth quarters of 2009 and reflected improved demand in a number of our businesses.

For 2008, gross margin in dollars and as a percentage of net sales was relatively even when compared with 2007. Although gross margin was comparable on a full year basis, in 2008 our gross margin percent remained above 47% in each of the first three quarters and then fell to 28% in the fourth quarter. The decline in gross margin in the fourth quarter resulted from significantly lower volume in our Display Technologies, Telecommunications, and Environmental Technologies segments, the impact of excess idle capacity costs, and accelerated depreciation as we idled the manufacturing capacity in our Display Technologies segment by more than 50%.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses, in dollars, for 2009 were down slightly when compared to 2008, due primarily to the favorable impact of cost reduction efforts and restructuring actions in 2009, offset somewhat by an increase in performance-based compensation costs. As a percentage of net sales, selling, general, and administrative expenses in 2009 were up slightly because the rate of decline in sales exceeded the rate of decline in spending for selling, general, and administrative costs.

The slight decrease in selling, general and administrative expenses for 2008 when compared to 2007, in dollars, resulted from a decrease in performance-based compensation costs caused by the impact of the decline in profitability in most of our operating segments in the second half of 2008.

The types of expenses included in the selling, general and administrative expenses line item are: salaries, wages and benefits; travel; sales commissions; professional fees; and depreciation and amortization, utilities, and rent for administrative facilities.

Research, Development, and Engineering Expenses

Research, development, and engineering expenses for 2009 decreased by $64 million in 2009 when compared to 2008, but remained constant as a percentage of net sales. Reduced spending in 2009 was driven primarily by the impact of restructuring actions and cost reduction efforts. We believe our spending levels are adequate to support our technology and innovation strategies.

Research, development, and engineering expenses increased by $62 million in 2008 when compared to 2007, but remained fairly constant as a percentage of net sales. The largest driver of increased spending was for the development of new businesses.

Restructuring, Impairment, and Other Charges and (Credits)

Corning recorded restructuring, impairment, and other charges and credits in 2009 and in 2008, which affect the comparability of our results for the periods presented. A description of those charges follows:

2009 Restructuring Actions

In response to anticipated lower sales in 2009, we recorded charges of $228 million in 2009 primarily for a corporate-wide restructuring plan to reduce our global workforce. The charges included costs for severance, special termination benefits, outplacement services, and the impact of a $32 million curtailment loss for postretirement benefits in 2009. Total cash expenditures associated with these actions are expected to be approximately $155 million, with the majority of spending completed by 2010. We estimate annualized savings from these actions will be about $224 million and will be reflected largely in cost of sales and selling, general, and administrative expenses.

2008 Restructuring Actions

In the fourth quarter of 2008, we recorded $22 million of severance costs primarily for a restructuring plan in the Telecommunications segment.

Asbestos Litigation

In 2009, we recorded an increase to our asbestos litigation liability of $20 million compared to a net decrease of $340 million in 2008. The net decrease in 2008 was due primarily to a $327 million reduction to our estimated liability for asbestos litigation that was recorded in the first quarter of 2008, as a result of the increase in the likelihood of a settlement under more recently proposed terms and a corresponding decrease in the likelihood of a settlement under terms that had been established in 2003. For the remainder of 2008, we recorded net credit adjustments of $13 million to reflect the change in value of the estimated settlement liability.

In 2007 we recorded an increase to our asbestos litigation liability of $185 million for the change in the estimated fair value of the components of the asbestos litigation liability under terms established in 2003.

Our asbestos litigation liability was estimated to be $682 million at December 31, 2009, compared with an estimate of $662 million at December 31, 2008. The entire obligation is classified as a non-current liability as installment payments for the cash portion of the obligation are not planned to commence until more than 12 months after the proposed plan is ultimately effective, and a portion of the obligation fulfilled through the direct contribution of Corning's investment in PCE (currently recorded as a non-current other equity method investment).

See Legal Proceedings for additional information about this matter.

Equity in Earnings of Affiliated Companies, Net of Impairments

The following provides a summary of equity earnings of affiliated companies, net of impairments (in millions):

	Years ended December 31,		
	2009	2008	2007
Samsung Corning Precision	**$1,115**	$ 927	$596
Dow Corning	**287**	369	345
Samsung Corning			(42)
All other	**33**	62	84
Total equity earnings	**$1,435**	$1,358	$983

The increase in equity earnings of affiliated companies in 2009 was driven by Samsung Corning Precision when compared to the same period last year. Equity earnings at Samsung Corning Precision reflected increased volume, manufacturing efficiency gains, and the positive impact of $187 million from movements in foreign exchange rates, offset somewhat by lower pricing when compared to 2008.

The 2008 increase in equity earnings of affiliated companies reflected strong sales and earnings performance at both Samsung Corning Precision and Dow Corning when compared to 2007.

The change in equity earnings from Samsung Corning Precision is explained more fully in the discussion of the performance of the Display Technologies segment and in All Other.

The decline in equity earnings from Dow Corning in 2009 was primarily due to lower sales and restructuring charges at Dow Corning, offset somewhat by the impact of excess foreign tax credits on foreign dividends when compared to the previous year. Sales at Dow Corning declined 7% in 2009 when compared to the prior year and included volume declines in Dow Corning's traditional silicone businesses that were offset somewhat by an increase in volume at Hemlock Semiconductor Corporation (Hemlock), Dow Corning's consolidated subsidiary that makes high purity polycrystalline for the semiconductor and solar industries. Sales of Dow Corning's traditional silicone businesses reflected the impact of the economic downturn in 2009. Sales at Hemlock increased in 2009, driven by improvements in sales for solar applications when compared to 2008. Movements in foreign exchange rates did not significantly impact equity earnings from Dow Corning.

Dow Corning's 2008 performance was driven by sales growth in its traditional silicone product lines and at Hemlock. Dow Corning sales grew 10% in 2008 with the largest growth at Hemlock. Sales of Dow Corning's traditional silicone product lines were also higher when compared to 2007. Net income at Dow Corning, and Corning's resulting equity earnings from Dow Corning, increased 7% in 2008 when compared to 2007, reflecting the growth in net sales along with the positive impact from both a change in depreciation method and a change in the useful lives of certain fixed assets, offset in part by an other-than-temporary impairment for certain securities of Fannie Mae and Freddie Mac. Our share of this impairment was $18 million.

Sales at Dow Corning in 2010 are expected to increase greater than 10% when compared to 2009, driven by higher sales of silicone products and an increase in sales at Hemlock. When compared to 2009, equity earnings of Dow Corning are expected to improve in 2010 offset somewhat by an increase in costs for additional capacity. In the first quarter of 2010, equity earnings from Dow Corning are expected to be down when compared to the fourth quarter of 2009, driven by seasonably lower sales at Hemlock.

Until December 31, 2007, Corning had a 50% interest in Samsung Corning. Samsung Electronics Company, Ltd. and affiliates owned the remaining 50% interest in Samsung Corning. On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning. After the transaction, Corning retained its 50% interest in Samsung Corning Precision. In 2007, equity earnings from Samsung Corning were reduced by $40 million primarily due to restructuring and impairment charges.

Other Income (Expense), Net

"Other income (expense), net" in Corning's consolidated statements of income includes the following (in millions):

	Years ended December 31,		
	2009	2008	2007
Royalty income from Samsung Corning Precision	**$232**	$ 184	$141
Foreign currency exchange and hedge (losses) / gains	**(54)**	(112)	29
Net realized losses of available-for-sale securities	**(2)**	(53)	(6)
Loss on sale of Steuben glass business		(14)	
Gain on sale of Corning's submarine cabling business			19
Loss on repurchase of debt, net			(15)
Net (income) loss attributable to noncontrolling interests	**(6)**	1	(3)
Other, net	**3**	(28)	(21)
Total	**$173**	$ (22)	$144

Income Before Income Taxes

In addition to the items identified under Gross Margin, Restructuring, Impairment and Other Charges and (Credits), Asbestos Litigation (Credit) Charges, and Other (Expense) Income, Net, movements in foreign exchange rates also impacted results for the years presented. In 2009, Income Before Income Taxes included $414 million from the positive impact of movements in foreign exchange rates when compared to 2008. In 2008, Income Before Income Taxes, included $35 million for the positive impact of movements in foreign exchange rates when compared to the previous year.

Provision for Income Taxes

Our (benefit) provision for income taxes and the related effective income tax rates were as follows (in millions):

	Years ended December 31,		
	2009	2008	2007
(Benefit) provision for income taxes	**$ (74)**	$(2,375)	$121
Effective income tax (benefit) rate	**(3.8)%**	(82.4)%	5.3%

The effective income tax rate for 2009 differed from the U.S. statutory rate of 35% primarily due to the following items:

- Rate differences on income/(losses) of consolidated foreign companies;
- The impact of equity in earnings of affiliated companies;
- The benefit of tax holidays and investment credits in foreign jurisdictions;
- The benefit of the U.S. Research and Experimentation tax credit for years 2005-2009;
- The benefit of recording additional deferred taxes for the tax exempt subsidy attributable to our OPEB liability; and
- The impact of the net increase in valuation allowances due to changes in judgment on the realizability of certain state and foreign deferred tax assets.

The effective income tax (benefit) rate for 2008 differed from the U.S. statutory rate of 35% primarily due to the following items:

- The release of $2.5 billion of valuation allowances attributable to a change in judgment about the realizability of U.S. deferred tax assets in future years, described below;
- The impact of not recording net tax expense on income generated in the U.S.;
- The impact of equity in earnings of affiliated companies;
- The benefit of tax holidays and investment and other credits in foreign jurisdictions; and
- A $40 million benefit related to a favorable tax settlement with the Canadian Revenue Agency.

The effective income tax rate for 2007 differed from the U.S. statutory rate of 35% primarily due to the following items:

- The impact of not recording net tax expense on income generated in the U.S.;
- The release of valuation allowances on foreign deferred tax assets;
- The impact of equity in earnings of affiliated companies; and
- The benefit of tax holidays in foreign jurisdictions.

Prior to 2007, we recorded valuation allowances against our U.S. deferred tax assets as a result of significant losses in the U.S. In 2007, we generated income from continuing operations in the U.S. The tax expense on such income was fully offset by the tax benefit of releasing a portion of the valuation allowance to reflect the realization of deferred taxes resulting from the generation of U.S. income.

As more fully described in Note 6 (Income Taxes) to the Consolidated Financial Statements, all of our U.S. deferred tax assets had full valuation allowances until the second quarter of 2008. At that time, we concluded that it was more likely than not that we would realize substantially all of our U.S. deferred tax assets because we expect to generate sufficient levels of income in the U.S. As a result, we released $2.4 billion of valuation allowances on our U.S. deferred tax assets in the second quarter of 2008. We considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance was needed.

The evaluation of the realizability of deferred tax assets is inherently subjective. Following are the key items that provided positive evidence to support the release of the valuation allowance for a large portion of our deferred tax assets in the second quarter of 2008:

- Positive pre-tax income in the U.S. for the first half of 2008 and the preceding year;
- The impact of positive results in the Display Technologies operating segment and the royalty income generated from the foreign locations in this segment;
- The number of years remaining to utilize our net operating loss carryforwards; and
- Increased confidence in our longer-term forecasted income levels, which were supported by detailed sensitivity analyses.

At June 30, 2008, the following items were considered as negative evidence in our valuation allowance assessment, but were less heavily weighted than our positive evidence:

- Uncertainty of future taxable earnings;
- Historical utilization of deferred tax assets caused largely by non-recurring items; and
- Economic and consumer demand uncertainty.

Deferred tax liabilities totaled $26 million at December 31, 2008, and therefore, were not a significant factor in our assessment of the realizability of deferred tax assets.

U.S. profits of approximately $8.3 billion dollars will be required to fully realize the deferred tax assets as of December 31, 2009. Of that amount, $3.6 billion of U.S. profits will be required over the next 16 years to fully realize the deferred tax assets associated with federal net operating loss carry forwards.

In 2008 and 2007, we generated income from continuing operations in the U.S. The tax expense on such income was fully offset by the tax benefit of releasing a portion of our existing valuation allowance to reflect the realization of deferred taxes resulting from the generation of U.S. income. The impact of the release of the valuation allowances, and thus not recording tax expense on income generated in the U.S., was a reduction in our effective tax rate of 8.6 and 8.1 percentage points for 2008 and 2007, respectively.

Certain shorter-lived deferred tax assets such as those represented by capital loss carry forwards and state tax net operating loss carry forwards, as well as other federal and state tax credits, will remain with a valuation allowance recorded against them as of December 31, 2009, because we cannot conclude that it is more likely than not that we will earn income of the character required to utilize these assets before they expire. The amount of U.S. and foreign deferred tax assets that had valuation allowances at December 31, 2009 and 2008 was $245 million and $230 million, respectively.

We do not provide income taxes on the post-1992 earnings of domestic subsidiaries that we expect to recover tax-free without significant cost. Income taxes have been provided for post-1992 unremitted earnings of domestic corporate joint ventures that we do not expect to recover tax-free. Unremitted earnings of domestic subsidiaries and corporate joint ventures that arose in fiscal years beginning on or before December 31, 1992 have been indefinitely reinvested. We currently provide U.S. income taxes on the earnings of foreign subsidiaries and affiliated companies to the extent these earnings are currently taxable or expected to be remitted. As of December 31, 2009, U.S. taxes have not been provided on approximately $7.3 billion of accumulated foreign unremitted earnings that are expected to remain invested indefinitely. It is not practical to calculate the unrecognized deferred tax liability on those earnings.

In 2004, we recorded valuation allowances against our entire German deferred tax assets due to losses in recent years. In 2007, due to sustained profitability and positive earnings projections for our overall German operations, we concluded that it is more likely than not that the German national deferred tax assets are realizable and that the related valuation allowance was no longer required. The impact of the releases of the valuation allowances on our effective rate is a reduction in the rate of 7.1 percentage points for 2007.

Certain foreign subsidiaries in China and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of such arrangements phase out through 2013 according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of the tax holidays on our effective rate is a reduction in the rate of 7.3, 5.3 and 6.9 percentage points for 2009, 2008 and 2007, respectively.

While we expect the amount of unrecognized tax benefits to change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or our financial position.

See Note 6 to the Consolidated Financial Statements for further details regarding income tax matters.

Net Income Attributable to Corning Incorporated

As a result of the items discussed above, net income and per share data was as follows (in millions, except per share amounts):

	Years ended December 31,		
	2009	2008	2007
Net income attributable to Corning Incorporated	**$2,008**	$5,257	$2,150
Basic earnings per common share	**$ 1.30**	$ 3.37	$ 1.37
Diluted earnings per common share	**$ 1.28**	$ 3.32	$ 1.34
Shares used in computing per share amounts			
Basic earnings per common share	**1,550**	1,560	1,566
Diluted earnings per common share	**1,568**	1,584	1,603

OPERATING SEGMENTS

Effective January 1, 2008, Corning changed its internal reporting structure to better reflect the Company's focus on new business development and later-stage research projects and to provide more transparency on our Specialty Materials operating segment. As a result, our segment reporting includes the following changes that are in accordance with the requirements for disclosures about segments:

- We have provided separate financial information for the Specialty Materials operating segment. This operating segment was previously included in All Other.
- Certain later-stage development projects, such as advanced flow reactors and green lasers, meet the criteria for operating segments and are included in All Other. Spending for these projects was previously part of Exploratory Research and was reported in the reconciliation of reportable segment net income to total net income.
- Certain other new product lines meet the criteria for operating segments and are included in All Other. Spending related to these businesses was previously included in our Life Sciences and Display Technologies operating segments.

Our reportable operating segments are now as follows:

- Display Technologies - manufactures liquid crystal display glass for flat panel displays.
- Telecommunications - manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry.
- Environmental Technologies - manufactures ceramic substrates and filters for automotive and diesel applications. This reportable operating segment is an aggregation of our Automotive and Diesel operating segments as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.
- Specialty Materials - manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

All other operating segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other." This group is primarily comprised of development projects and results for new product lines.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We included the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with generally accepted accounting principles in the U.S. (U.S. GAAP). Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

Effective January 1, 2009, we began providing U.S. income tax expense (or benefit) on U.S. earnings (losses) due to the change in our conclusion about the realizability of our U.S. deferred tax assets in 2008. As a result of the change in our tax position, we adjusted the allocation of taxes to our operating segments in 2009 to reflect this difference. The impact of changing our allocation methodology was not significant.

Display Technologies

(dollars in millions):

				% change	
	2009	2008	2007	09 vs. 08	08 vs. 07
Net sales	**$2,426**	$2,724	$2,613	(11)	4
Equity earnings of affiliated companies	**$1,102**	$ 916	$ 596	20	54
Net income	**$1,992**	$2,221	$2,015	(10)	10

2009 vs. 2008

The decrease in net sales in 2009, reflected price declines of 19% and a decline in volume of 2% (measured in square feet of glass sold) offset somewhat by the positive impact of $228 million from movements in foreign exchange rates. Net sales of this segment are denominated in Japanese yen and, as a result, are susceptible to movements in the U.S. dollar-Japanese yen exchange rate. When compared to last year, the volume decline in 2009 occurred largely in the first quarter of 2009 and reflected a number of industry dynamics. Because Corning sells to panel makers and not to end market consumers, supply chain expansion and contraction for this industry is a key factor in Corning's volume. During the second half of 2008, the LCD market experienced a supply chain contraction that worsened as global economic conditions deteriorated and demand rapidly declined. We believe the industry supply chain contraction ended in the first quarter of 2009, followed by replenishment in the second quarter. Over the remainder of 2009, we saw demand levels for LCD glass increase in comparison to first quarter levels. In the fourth quarter of 2009, net sales increased 84% when compared to the same period last year and 6% when compared to the third quarter of 2009. With increasing demand over the course of 2009, we strategically restarted some capacity that had been temporarily idled towards the end of last year.

In the third quarter of 2009, an earthquake in Shizuoka, Japan halted production at the Company's LCD glass manufacturing facility located there. In the fourth quarter of 2009, production at the Company's LCD glass manufacturing facility in Taichung, Taiwan was impacted by a power disruption. Incremental production capacity and the ability to resume some manufacturing in our affected facilities helped to ease the impact of both disruptions and support LCD glass shipments. We believe our market share was negatively impacted because our capacity was lower during a period when demand remained robust. The Company incurred approximately $30 million of costs for accelerated depreciation charges and asset write-offs from these events.

In 2009, equity earnings of Samsung Corning Precision reflected the positive impact of $187 million from movements in foreign exchange rates and an increase in volume of 35% offset somewhat by price declines of 20% when compared to the same period last year. Equity earnings from Samsung Corning Precision are impacted by movements in both the U.S. dollar - Japanese yen and U.S. dollar - Korean won exchange rates. Results of Samsung Corning Precision reflected improvements in the overall LCD glass market which grew approximately 20% in 2009 when compared to previous year. The economic recession has had a greater impact on our wholly-owned business in Taiwan than on Samsung Corning Precision. Since Taiwanese panel makers do not have strong brand recognition, they are the first to experience supply chain corrections and slower to benefit from improvements in demand.

When compared to 2008, the decline in net income in 2009 was primarily due to the impact of volume and price declines, costs associated with the earthquake in Japan, and restructuring charges in the first quarter of 2009. These items were offset somewhat by $342 million from the positive impact of movements in foreign exchange rates and stronger equity earnings. Net income of this segment in 2009 included $31 million of restructuring charges associated with the Company's corporate-wide restructuring plan to reduce its global workforce in response to anticipated lower sales in 2009. Net income also includes royalty income from Samsung Corning Precision, which was higher in 2009 when compared to last year reflecting the improvements in sales volume at Samsung Corning Precision. Corning licenses certain of its patents and know-how to Samsung Corning Precision, as well as to third parties, which generate royalty income. Refer to Note 7 (Investments) to the Consolidated Financial Statements for more information about related party transactions.

2008 vs. 2007

The net sales increase for the Display Technologies segment in 2008 resulted from a slight improvement in volume (measured in square feet of glass sold) along with a $294 million positive impact from movements in foreign exchange rates, offset by price declines of 7% when compared to 2007. Net sales of this segment are denominated in Japanese yen and, as a result, are susceptible to movements in the U.S. dollar - Japanese yen exchange rate. In the first half of 2008, glass volume of this segment increased by 37%, when compared to the same period in 2007 driven by LCD television market growth and demand for LCD monitors and notebook computers. In the second half of 2008, as a result of worsening global economic conditions, our LCD glass volume declined by 27% when compared to the second half of 2007. The largest decline in our glass volume occurred in the fourth quarter when volume fell about 50% when compared to the prior year.

The overall LCD glass market grew approximately 15% in 2008. Growth rates by region differed dramatically, resulting in volume in our wholly-owned business increasing only 1% while volume at Samsung Corning Precision in Korea increased 28% compared to 2007. The lower growth rate in our wholly-owned business was caused in part by a decline in volume in Taiwan, particularly in the second half of the year, and reflected a number of key market dynamics. As described above, Taiwanese panel makers do not have as strong of brand recognition with consumers as do Korean and Japanese panel makers. In addition, a number of Taiwanese panel makers were providing capacity to customers that also produce their own LCD panels, and as demand has slowed, purchases of this excess capacity declined. Fluctuating exchange rates also appear to have made Korean panel makers more competitive during the industry downturn in 2008. Finally, we believe the Taiwanese panel makers had to reduce production to align their inventory levels with lower demand.

When compared to 2007, net income for 2008 was up 10% primarily due to improvements in equity earnings from Samsung Corning Precision and the positive impact of movement in foreign exchange rates. These improvements were offset somewhat by lower volume and price declines in Corning's wholly-owned business. During the first half of 2008, operating performance at Corning's wholly-owned business benefited from manufacturing facilities that were running at or near capacity. As demand leveled off in the third quarter and then sharply declined in the fourth quarter, we temporarily idled certain production assets. These actions resulted in accelerated depreciation for glass tanks that were taken out of production earlier than planned. By the end of 2008, more than half of the manufacturing capacity in our wholly-owned business was temporarily idled.

Equity earnings from Samsung Corning Precision's LCD business for 2008 increased by 54% when compared to 2007, due to volume gains of 28%, improved manufacturing performance, and the positive impact of movements in foreign exchange rates offset somewhat by price declines of 9%. Samsung Corning Precision experienced a similar, but less severe, decline in second half performance. At the end of 2008, Samsung Corning Precision had idled approximately 25% of its capacity. Equity earnings for 2008 were positively impacted by approximately $210 million due to movements in foreign exchange rates when compared to 2007.

Other Information

The Display Technologies segment has a concentrated customer base comprised of LCD panel and color filter makers primarily located in Japan and Taiwan. For 2009 and 2008, three customers of the Display Technologies segment, which individually accounted for more than 10% of segment net sales, accounted for 62% and 65%, respectively, of total segment sales when combined. Our customers face the same global economic dynamics as we do in this market. We believe panel makers in Taiwan have been more significantly impacted by the economic downturn given their relative size when compared to Korean panel makers who have a stronger presence in the end market for LCD products. While we are not aware of any significant customer credit issues, our near-term sales and profitability would be impacted if any individual customers were unable to continue to purchase our products.

In addition, Samsung Corning Precision's sales are concentrated across a small number of its customers. In 2009 and 2008, sales to two LCD panel makers located in Korea accounted for 93% and 94%, respectively, of Samsung Corning Precision sales.

Corning has invested heavily to expand capacity to meet the demand for LCD glass substrates. In 2009, 2008 and 2007, capital spending in this segment was $552 million, $1.4 billion, and $883 million, respectively. We expect capital spending for 2010 to be approximately $250 million to $350 million.

In 2005 and 2004, several of Corning's customers entered into long-term purchase and supply agreements in which Corning's Display Technologies segment would supply large-size glass substrates to these customers over periods of up to six years. As part of the agreements, these customers agreed to advance cash deposits to Corning for a portion of the contracted glass to be purchased. We received our last deposit of $105 million in July 2007 and do not expect to receive additional deposits related to these agreements. During 2009, 2008 and 2007, we issued $253 million, $266 million, and $231 million, respectively, in credits that were applied to customer receivable balances when payments were due. In the event customers do not purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of our customers' deposits. Refer to Note 11 (Other Liabilities) to the Consolidated Financial Statements for additional information.

Outlook:
We expect the overall LCD glass market in 2010, measured in square feet of glass, will increase by approximately 14% to 22% when compared to 2009, resulting from increased demand for LCD televisions and computer notebook sales. We expect gross margin to expand in 2010 driven by increased volume, cost reduction, and moderate price declines. We think regional market share will stabilize although regional mix shifts as described, that benefit volume at Samsung Corning Precision more than Corning's wholly owned business, remain possible. We will also pursue growth opportunities in China as that country's LCD TV market continues to grow. Although the LCD supply chain has been impacted by the global recession, we believe that the long-term drivers of this market, specifically increased penetration of LCD into the total television market, increased screen size and increased televisions per household, remain intact.

In the first quarter of 2010, we expect volume at our wholly-owned business to increase 8% to 12% and volume at Samsung Corning Precision to be flat to up slightly when compared to the fourth quarter of 2009. We expect moderate price declines in the first quarter of 2010 at both our wholly-owned business and Samsung Corning Precision when compared to the fourth quarter of 2009.

The end market demand for LCD televisions, monitors and notebooks is dependent on consumer retail spending, among other things. We are cautious about the potential negative impacts that economic conditions, particularly the global economic recession, and world political tensions could have on consumer demand. While the industry has grown rapidly in recent years, economic volatility along with consumer preferences for panels of differing sizes, prices, or other factors may lead to pauses in market growth. Therefore, it is possible that glass manufacturing capacity may exceed demand from time to time. We may incur further charges in this segment to reduce our workforce and consolidate capacity. In addition, changes in foreign exchange rates, principally the Japanese yen, will continue to impact the sales and profitability of this segment.

Telecommunications

(dollars in millions):

				% change	
	2009	2008	2007	09 vs. 08	08 vs. 07
Net sales:					
Optical fiber and cable	**$ 909**	$ 920	$ 880	(1)	5
Hardware and equipment	**768**	879	899	(13)	(2)
Total net sales	**$1,677**	$1,799	$1,779	(7)	1
Net income	**$ 19**	$ 45	$ 118	(58)	(62)

2009 vs. 2008
In 2009, net sales of this segment decreased when compared to the same period last year and reflected declines across all of our businesses. When compared to the previous year, lower volumes in both North America and Europe were offset somewhat by higher net sales for optical fiber and cable in China as the country continues to expand its telecommunications infrastructure. Volume in North America and Europe reflected the continuing impact of the economic recession. In addition, net sales of this segment were negatively impacted by $23 million from movements in foreign exchange rates.

For 2009, the decline in net income reflected the volume impacts as described above and the impact of restructuring charges, offset somewhat by lower operating expenses resulting from restructuring actions when compared to 2008. Net income of this segment included the impact of $42 million of restructuring charges in 2009 associated with the Company's corporate-wide restructuring plan. Actions in this segment included workforce reductions, the consolidation of manufacturing operations that resulted in the closure of two plants and the exit of some minor businesses. Movements in foreign exchange rates did not have a significant impact on the comparability of net income for the periods presented.

The Telecommunications segment has a concentrated customer base. In 2009, one customer of the Telecommunications segment accounted for 12% of total segment net sales. In 2008 and 2007, two customers of the Telecommunications segment, which individually accounted for more than 10% of total segment net sales, collectively accounted for 24% and 25%, respectively, of total segment sales when combined.

2008 vs. 2007

Net sales for the segment were up slightly over 2007 primarily due to volume gains in fiber-to-the-premises products and the positive impact of movements in foreign exchange rates. Increased sales in fiber-to-the-premises products reflected strong demand in Europe, and North America. The increase was partially offset by moderating price declines, reduced demand for copper based products in Europe and the absence of sales from Corning's European submarine cabling business that was sold in April 2007.

Net income in 2008 included $17 million for the cost of a restructuring plan that was implemented in the fourth quarter. The decline in net income in 2008 reflected the impact of the restructuring charge, price declines, higher operating expenses, and the absence of a $19 million gain on the sale of the European submarine cabling business when compared to 2007. In 2008, movements in foreign exchange rates did not significantly impact the net income of this segment.

Outlook:

We expect net sales of the Telecommunications segment to be down in 2010, driven by a decline in demand for private and public network products, lower spending for telecommunications infrastructure in China in 2010, and lower sales due to the exit of certain businesses in 2009.

Changes in our customers' expected deployment plans, or additional reductions in their inventory levels of fiber-to-the-premises products, could also affect sales levels. Should these plans not occur at the pace anticipated, our sales and earnings would be adversely affected. In the first quarter of 2010, we expect net sales of this segment to be down 10% to 15%, when compared to the fourth quarter of 2009, due to lower demand for private network products and fiber demand in China.

Environmental Technologies

(dollars in millions):

				% change	
	2009	2008	2007	09 vs. 08	08 vs. 07
Net sales:					
Automotive	**$360**	$458	$508	(21)	(10)
Diesel	**230**	253	249	(9)	2
Total net sales	**$590**	$711	$757	(17)	(6)
Net income	**$ (42)**	$ 33	$ 61	(227)	(46)

2009 vs. 2008

When compared to 2008, net sales for 2009 were negatively impacted by lower automotive production caused by the global recession and subsequent inventory reductions at automotive manufacturers and dealers. In the first quarter of 2009, U.S. automotive builds were at their lowest levels since Corning entered this business. In the first half of 2009, net sales of this segment declined 40% when compared to the first half of 2008. In the second half of 2009, year-over-year net sales were up 14% when compared to the same period last year due to government incentives in China, Europe and the U.S. In addition, we believe inventories at automotive manufacturers and dealers returned to more normalized levels in the fourth quarter of 2009, which also caused increased demand. Diesel product sales in 2009 reflected the impact of the recession-driven weak freight industry in the U.S. This was offset somewhat by improved demand in the second half of 2009 as engine manufacturers prepared for next year's stricter heavy duty diesel emission standards. Net sales in 2009 were negatively impacted by $9 million due to movements in foreign exchange rates when compared to the same period last year.

Net loss in 2009 reflected lower sales and manufacturing volume of both automotive and diesel products, offset somewhat by lower operating expenses, when compared to net income 2008. In addition, net loss of this segment in 2009 included the impact of restructuring charges. Restructuring charges for this segment totaled $28 million for the Company's corporate-wide restructuring plan to reduce its global workforce in response to lower sales in 2009. Movements in foreign exchange rates did not significantly impact the results of this operating segment.

The Environmental Technologies reportable operating segment sells to a concentrated customer base of catalyzer and emission control systems manufacturers, who then sell to automotive and diesel engine manufacturers. Although our sales are to the emission control systems manufacturers, the use of our substrates and filters is generally required by the specifications of the automotive and diesel engine manufacturers. Our customers and their customers are experiencing the negative impact of the automotive and freight industry downturns. For 2009, three customers of the Environmental Technologies segment, which individually accounted for more than 10% of segment sales, accounted for 85% of total segment sales. For 2008 and 2007, net sales to those same three customers accounted for 81% of total segment sales. While we are not aware of any significant customer credit issues with our direct customers, our near-term sales and profitability would be impacted if any individual customers were unable to continue to purchase our products.

2008 vs. 2007
Sales of the Environmental Technologies segment in 2008 were down 6% when compared to the previous year and reflected lower sales of automotive and diesel products, offset somewhat by favorable foreign exchange rate movements. Sales of automotive products reflected the significant decline in demand in the European and U.S. automotive industry in the second half of 2008 in line with worsening economic conditions. Diesel product sales increased due to the positive impact of movements in foreign exchange rates, offset somewhat by volume declines. Diesel product sales reflect the continued decline in the U.S. freight industry that began in late 2007. Net sales of this segment in 2008 were positively impacted by $24 million due to movements in foreign exchange rates when compared to the prior year.

Net income of this segment was down when compared to last year, due primarily to reduced sales volumes and manufacturing inefficiencies in both businesses. Net income was positively impacted by $3 million due to movements in foreign exchange rates when compared to the prior year.

Outlook:
We expect net sales of this segment to improve in 2010 driven by moderate growth in demand for automotive products. We expect to see continued strength in demand due to replenishment of dealer and supply chain inventories through the first quarter of 2010. Diesel product sales are expected to improve slightly driven by regulation tightening, but will not reflect any significant growth until the freight industry recovers and excess fleet inventory is fully utilized. When compared to the fourth quarter of 2009, net sales of this segment in the first quarter of 2010, are expected to start strongly but decline 10% in the full quarter as the rebuild of auto inventories nears completion.

Specialty Materials

(dollars in millions):

				% change	
	2009	2008	2007	09 vs. 08	08 vs. 07
Net sales	**$331**	$372	$379	(11)	(2)
Net loss	**$ (54)**	$ (7)	$ (3)	*	*

* The percentage change calculation is not meaningful.

2009 vs. 2008
The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs. Consequently, this segment operates in a wide variety of commercial and industrial markets that include consumer electronics, display optics and components, semiconductor optics and components, aerospace and defense, astronomy, ophthalmic products, and telecommunications components.

Net sales decreased in 2009 due primarily to lower sales of semiconductor optics and components as a result of the significant market downturn when compared to the prior year. This decrease was offset somewhat by an increase in sales of Gorilla® glass, a protective cover glass that is optimized for portable display devices. Sales of Gorilla® glass have continued to increase as the Company moves to capitalize on market opportunities for this product. The net loss for 2009 resulted from the decline in net sales along with manufacturing development costs for Gorilla® glass when compared to 2008. The net loss in 2009 also included $17 million of restructuring charges for the Company's corporate-wide restructuring plan to reduce its global workforce in response to anticipated lower sales in 2009, and costs associated with closing one of this segment's manufacturing facilities. In 2009, movements in foreign exchange rates did not significantly impact the profitability of this segment.

In the Specialty Materials segment, there were no individual customers that accounted for 10% or more of this segment's net sales for 2009.

2008 vs. 2007
When compared to the previous year, net sales were down 2% in 2008 due to a decline in sales of semiconductor materials products that were negatively impacted by the global recession, offset somewhat by increased sales of Gorilla® glass and the favorable impact of movements in foreign exchange rates. The increase in net loss for this segment was due to the decline in sales along with higher operating expenses for Gorilla® glass.

For 2008, one customer of the Specialty Materials segment accounted for 11% of total segment sales.

Outlook:
For 2010, we expect sales of this segment to increase driven by increased sales of Gorilla® glass when compared to 2009. We expect a modest increase in sales of semiconductor products as the semiconductor industry begins to improve. In the first quarter of 2010, we expect net sales to be down 10% to 15%, when compared to the fourth quarter of 2009.

Life Sciences

(dollars in millions):

				% change	
	2009	2008	2007	09 vs. 08	08 vs. 07
Net sales	**$366**	$326	$305	12	7
Net income	**$ 39**	$ 53	$ 44	(26)	20

2009 vs. 2008
For 2009, the increase in net sales of this segment reflected sales from the acquisition of Axygen, which was completed in the third quarter of 2009, offset somewhat by volume declines in the Company's existing life sciences products. Sales of Axygen products were approximately $36 million in the fourth quarter of 2009. For 2009, the decline in net income resulted primarily from acquisition-related costs and the impact of $8 million of restructuring charges associated with the Company's corporate-wide restructuring plan, when compared to the 2008. Movements in foreign exchange rates did not significantly impact net sales or net income of this operating segment in 2009.

For 2009, two customers in the Life Sciences segment which individually accounted for more than 10% of total segment net sales collectively accounted for 45% of total segment sales. For 2008 and 2007, one customer accounted for 45% and 44%, respectively, of total segment sales.

2008 vs. 2007
Net sales of the Life Sciences segment for 2008 were up when compared to 2007 driven by sales growth of scientific laboratory products in all of this segment's global markets, price increases, and $8 million from the favorable impact of movements in foreign exchange rates. Government and private spending for drug development, discovery, and production, fueled market growth in this segment. The improvement in net income in 2008 reflected the sales increases as described offset somewhat by higher operating expenses.

Outlook:
Sales of the Life Sciences segment for 2010 are expected to be up primarily due to the acquisition of Axygen when compared to 2009. In the first quarter of 2010, we expect net sales to be even with or up 5% when compared to the fourth quarter of 2009.

All Other

(dollars in millions):

				% change	
	2009	2008	2007	09 vs. 08	08 vs. 07
Net sales	**$ 5**	$ 16	$ 27	(69)	(41)
Research, development and engineering expenses	**$125**	$ 163	$ 121	(23)	35
Equity earnings (loss) of affiliated companies	**$ 32**	$ 56	$ 18	(43)	211
Net loss	**$ (80)**	$(168)	$(161)	*	*

* The percentage change calculation is not meaningful.

2009 vs. 2008
All Other includes all other operating segments that do not meet the quantitative threshold for separate reporting. This group is primarily comprised of development projects, such as advanced flow reactors and synthetic green lasers, and results for new product lines, such as the Epic™ system. This segment also includes results for certain corporate investments such as Samsung Corning Precision's non-LCD glass businesses and the results of Corsam Technologies LLC (Corsam), an equity affiliate established between Corning and Samsung Corning Precision to provide glass technology research. Refer to Note 7 (Investments) for additional information about Samsung Corning Precision and related party transactions.

The decrease in this segment's net loss for 2009 resulted primarily from lower operating expenses as a result of restructuring actions in the first quarter of 2009, cost reduction efforts, and the impact of the change in the Company's tax position. Net loss of this segment for 2009 included $4 million of restructuring charges associated with the Company's corporate-wide restructuring plan.

2008 vs. 2007
In 2008, the increase in net loss reflected higher spending for new development projects and a $14 million loss on the sale of Corning's Steuben glass business, offset somewhat by the absence of restructuring and impairment charges. In 2007, equity earnings of All Other included $40 million for our share of restructuring and impairment charges for Samsung Corning Precision's non-LCD businesses.

LIQUIDITY AND CAPITAL RESOURCES

Financing and Capital Structure

The following items impacted Corning's financing and capital structure during 2009 and 2008:

- In the first quarter of 2009, we recorded the impact of a capital lease obligation for a manufacturing facility associated with our Display Technologies segment. The balance of this obligation at December 31, 2009 was $150 million.
- In the second quarter of 2009, we issued $250 million of 6.625% senior unsecured notes and $100 million of 7% senior unsecured notes that mature on May 15, 2019, and May 15, 2024, respectively. The net proceeds of $346 million were designated for general corporate purposes.
- In the third and fourth quarters of 2008, we recognized $53 million of net losses on short-term investments. Net losses included other-than-temporary impairments of $26 million for securities of Lehman Brothers Holdings Inc., which filed for bankruptcy protection in mid-September, and $11 million for securities which had declined in value and been down-graded. The remaining losses resulted from the sale of asset-backed debt securities and debt securities of financial institutions as we reduced our exposure to these sectors. In addition, we classified $40 million of mortgage-backed securities from current assets to long-term assets.
- Through the end of September 2008, we repurchased 29.5 million shares of common stock for $625 million as part of repurchase programs announced in July 2007 and July 2008. We have made no additional repurchases.

We have access to a $1.1 billion committed, unsecured, multi-currency credit facility. This credit facility expires in November 2011. The facility includes two financial covenants: a leverage ratio and an interest coverage ratio. At December 31, 2009, we were in compliance with both financial covenants.

Capital Spending

Capital spending totaled $890 million, $1.9 billion and $1.3 billion in 2009, 2008 and 2007, respectively. Capital spending in 2009 was driven primarily by projects in our Display Technologies segment that were started in 2008. Capital spending in 2008 and 2007 primarily included expansion of LCD glass capacity in the Display Technologies segment and new capacity for diesel products in the Environmental Technologies segment. Our 2010 capital spending program is expected to be approximately $600 million to $700 million, but there could also be up to $300 million of additional spending for adjacent opportunities, possible capacity in China, and precious metals to support growing capacity. Approximately $250 million to $350 million will be directed toward our Display Technologies segment.

Cash Flows

Summary of cash flow data:

	Years ended December 31,		
	2009	2008	2007
Net cash provided by operating activities	**$ 2,077**	$ 2,128	$2,077
Net cash used in investing activities	**$(1,370)**	$(1,699)	$ (561)
Net cash used in financing activities	**$ (15)**	$ (798)	$ (539)

2009 vs. 2008

Although 2009 net income decreased significantly from 2008, operating cash flow declined only slightly. The decrease in net income resulted primarily from two non-recurring, non-cash items: the release of $2.5 billion of deferred tax asset valuation allowances and a $340 million reduction in asbestos related liabilities. When compared to 2008, operating cash flow in 2009 reflected higher pension contributions and restructuring payments, offset somewhat by an increase in cash from changes in working capital and higher dividends from equity affiliates.

Net cash used in investing activities was lower in 2009 when compared to 2008 due to lower capital expenditures in our Display Technologies segment, offset partially by the acquisition of Axygen.

Net cash used in financing activities also decreased in 2009 when compared to the prior year due to the issuance of long-term debt and the discontinuation of common stock repurchases.

2008 vs. 2007

As the significant increase in 2008 net income was largely driven by two non-cash items, 2008 operating cash increased only slightly when compared to 2007. The two non-cash items were the release of $2.5 billion of deferred tax asset valuation allowances and a $340 million reduction in asbestos related liabilities.

In addition, cash from operating activities benefited from slower growth in working capital, higher dividends from equity affiliates, and lower contributions for retirement-related benefits compared to 2007. These benefits were partially offset by an increase in taxes paid and customer deposit credits issued.

Net cash used in investing activities in 2008 increased when compared to the previous year due to a $659 million increase in capital spending largely attributable to higher spending in the Display Technologies segment and a smaller reduction in short-term investments compared to 2007.

Net cash used in financing activities was higher when compared to the previous year due to an increase in repurchases of common stock and an increase in dividends paid. Corning began paying a quarterly dividend of $0.05 per share in the third quarter of 2007.

Defined Benefit Pension Plans

We have defined benefit pension plans covering certain domestic and international employees. Our largest single pension plan is Corning's U.S. qualified plan. At December 31, 2009, this plan accounted for 81% of our consolidated defined benefit pension plans' projected benefit obligation and 90% of the related plans' assets.

We have traditionally contributed to the U.S. qualified pension plan on an annual basis in excess of the IRS minimum requirements, and as a result, mandatory contributions are not expected to be required for this plan until some time after 2010. In 2009, we made voluntary cash contributions of $75 million to our domestic defined benefit pension plan and $5 million to our international pension plans. In 2008, we made voluntary cash contributions of $50 million to our domestic defined benefit pension plan and $2 million to our international pension plans.

In 2008, we experienced significant negative returns on our pension assets for our primary defined benefit plan as a result of deteriorating financial market conditions which increased pension expense for 2009 by $33 million. In 2009, actual investment experience on the pension assets of our primary defined benefit plan was favorable.

Although we will not be subject to any mandatory contributions in 2010, we anticipate making voluntary cash contributions of up to $230 million to our domestic and international pension plans in 2010.

Refer to Note 13 (Employee Retirement Plans) to the Consolidated Financial Statements for additional information.

Customer Deposits

Certain customers of our Display Technologies segment have entered into long-term supply agreements and have agreed to make advance cash deposits to secure supply of large-size glass substrates. The deposits will be reduced through future product purchases, thus reducing operating cash flows in later periods as credits are applied for cash deposits received in earlier periods.

Between 2004 and 2007, we received a total of $937 million for customer deposit agreements. We received our last deposit of $105 million in 2007 and do not expect to receive additional deposits related to these agreements.

In 2009, 2008 and 2007, we issued credit memoranda which totaled $253 million, $266 million, and $231 million, respectively. These credit amounts were applied to customer receivable balances when payments were due. Customer deposit liabilities were $104 million and $369 million at December 31, 2009 and 2008, respectively. In 2010, we expect to issue approximately $80 million in credit memoranda.

Restructuring

In 2009, we recorded charges of $228 million associated with a corporate-wide restructuring plan to reduce our global workforce in response to anticipated lower sales in 2009. The charge included costs for severance, special termination benefits, outplacement services, asset write-offs, and the impact of a curtailment loss for postretirement benefits. Total cash expenditures associated with these actions are expected to be approximately $155 million primarily related to termination benefits.

During 2009, 2008 and 2007, we made payments of $89 million, $17 million, and $39 million, respectively, related to employee severance and other exit costs resulting from restructuring actions. Refer to Note 2 (Restructuring, Impairment and Other Charges (Credits)) to the Consolidated Financial Statements for additional information.

Key Balance Sheet Data

Balance sheet and working capital measures are provided in the following table (dollars in millions):

	December 31,	
	2009	2008
Working capital	**$3,982**	$2,567
Working capital, excluding cash, cash equivalents, and short-term investments	**$ 399**	$ (249)
Current ratio	**3.6:1**	2.3:1
Trade accounts receivable, net of allowances	**$ 753**	$ 512
Days sales outstanding	**44**	43
Inventories	**$ 579**	$ 798
Inventory turns	**5.1**	4.3
Days payable outstanding (1)	**36**	33
Long-term debt	**$1,930**	$1,527
Total debt to total capital	**11%**	11%

(1) Includes trade payables only.

Credit Ratings

As of February 10, 2010, our credit ratings were as follows:

RATING AGENCY	Rating long-term debt	Outlook last update
Fitch	BBB+	Stable June 29, 2007
Standard & Poor's	BBB+	Stable July 2, 2007
Moody's	Baa1	Negative March 24, 2009

Management Assessment of Liquidity

We ended the fourth quarter of 2009 with $3.6 billion of cash, cash equivalents and short-term investments. The Company has adequate sources of liquidity and we are confident in our ability to generate cash to meet existing or reasonably likely future cash requirements. Our cash, cash equivalents, and short-term investments are held in various locations throughout the world and are generally unrestricted. At December 31, 2009 about half of the consolidated amount was held outside of the U.S. Almost all of the amounts held outside of the U.S. are available for repatriation, subject to relevant tax consequences. We utilize a variety of tax planning and financing strategies to ensure that our worldwide cash is available in the locations in which it is needed. We expect accumulated non-U.S. cash balances will remain outside of the U.S. and that we will meet U.S. liquidity needs through future cash flows, use of U.S. cash balances, external borrowings, or some combination of these sources.

In 2009, realized gains and losses on available-for-sale securities were not significant. In 2008, we recorded $53 million of net realized losses on short-term investments which represented less than 6% of our total holdings of available-for-sale securities at that time. Refer to Note 3 (Available-for-Sale Investments) to the Consolidated Financial Statements for additional information.

In July 2007, Corning's Board of Directors approved a stock repurchase program of up to $500 million to be completed by the end of 2008. In July 2008, Corning announced that its Board of Directors and Executive Committee had approved a second stock repurchase program of up to an additional $1 billion to be completed by the end of 2009. Through December 31, 2008, we had repurchased approximately 40 million shares of common stock for $875 million under these programs. There were no repurchases in 2009.

We complete comprehensive reviews of our significant customers and their creditworthiness by analyzing their financial statements at least annually or more frequently for customers where we have identified a measure of increased risk. We closely monitor payments and developments which may signal possible customer credit issues. We currently have not identified any potential material impact on our liquidity resulting from customer credit issues.

Our major source of funding for 2010 and beyond will be our operating cash flow and our existing balances of cash, cash equivalents, and short term investments. We believe we have sufficient liquidity for the next several years to fund operations, the asbestos litigation, research and development, capital expenditures, scheduled debt repayments, and dividend payments. Corning also has access to a $1.1 billion unsecured committed credit through November 2011. If market conditions are favorable, the Company may seek to enter into negotiations with its bank group prior to the expiration date to renew and extend the credit arrangements. The existing credit agreement includes two financial covenants: a leverage ratio and an interest coverage ratio. At December 31, 2009, we were in compliance with both financial covenants.

The required leverage ratio, which measures debt to total capital, is a maximum of 50%. At December 31, 2009 and 2008, our leverage using this measure was 11%. The required interest coverage ratio, which is an adjusted earnings measure as defined by our facility, compared to interest expense, is a ratio of at least 3.5 times. At December 31, 2009 and 2008, our interest coverage ratio using this measure was 30.3 times and 43.5 times, respectively.

Our debt instruments contain customary event of default provisions, which allow the lenders the option of accelerating all obligations upon the occurrence of certain events. In addition, the majority of our debt instruments contain a cross default provision, whereby a default on one debt obligation of the Company in excess of a specified amount, also would be considered a default under the terms of another debt instrument. As of December 31, 2009, we were in compliance with all such provisions.

Management is not aware of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in our liquidity. In addition, other than items discussed, there are no known material trends, favorable or unfavorable, in our capital resources and no expected material changes in the mix and relative cost of such resources.

Off Balance Sheet Arrangements

Off balance sheet arrangements are transactions, agreements, or other contractual arrangements with an unconsolidated entity for which Corning has an obligation to the entity that is not recorded in our consolidated financial statements.

Corning's off balance sheet arrangements include the following:

- Guarantee contracts; and
- Variable interests held in certain unconsolidated entities.

At the time a guarantee is issued, the Company is required to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

Refer to Note 14 (Commitments, Contingencies, and Guarantees) to the Consolidated Financial Statements for additional information.

Corning leases certain transportation equipment from three Trusts that qualify as variable interest entities. The sole purpose of these entities is to lease transportation equipment to Corning.

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning has identified three entities that qualify as variable interest entities. None of these entities is considered to be significant to Corning's consolidated statements of position.

Corning does not have retained interests in assets transferred to an unconsolidated entity that serve as credit, liquidity or market risk support to that entity.

Contractual Obligations

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 58	$ 28	$ 10	$ 3		$ 17
Credit facilities for equity companies	125	25	25	25	$ 25	25
Stand-by letters of credit (1)	60	59	1			
Loan guarantees	9					9
Subtotal of commitment expirations per period	$ 252	$112	$ 36	$ 28	$ 25	$ 51
Purchase obligations	$ 63	$ 37	$ 12	$ 7	$ 5	$ 2
Capital expenditure obligations (2)	217	217				
Total debt (3)	1,706	72	23	21	122	1,468
Minimum rental commitments	201	41	34	28	24	74
Capital leases (3)(4)	385	16	43	13	13	300
Interest on long-term debt (5)	1,334	111	107	107	107	902
Uncertain tax positions (6)	9	3	2	2	2	
Subtotal of contractual obligation payments due by period	3,915	497	221	178	273	2,746
Total commitments and contingencies	**$4,167**	**$609**	**$257**	**$206**	**$298**	**$2,797**

(1) At December 31, 2009, $41 million of the $60 million was included in other accrued liabilities on our consolidated balance sheets.
(2) Capital expenditure obligations, primarily related to our Display Technologies segment expansions, are included on our balance sheet.
(3) At December 31, 2009, $2.0 billion was included on our balance sheet. Total debt above is stated at maturity value.
(4) At December 31, 2009, $151 million of the $385 million represents imputed interest.
(5) The estimate of interest payments assumes interest is paid through the date of maturity or expiration of the related debt, based upon stated rates in the respective debt instruments.
(6) At December 31, 2009, $16 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $7 million of that amount will become payable.

We are required, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

We have agreed to provide a credit facility related to Dow Corning. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw material and energy-related take-or-pay contracts. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

ENVIRONMENT

Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 21 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2009 and 2008, Corning had accrued approximately $26 million (undiscounted) and $21 million (undiscounted), respectively, for its estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect amounts reported therein. The estimates, including future projections of performance and relevant discount rates, that required us to make difficult, subjective or complex judgments follow.

Impairment of assets held for use

We are required to assess the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. We review our long-lived assets in each quarter to assess whether impairment indicators are present. We must exercise judgment in assessing whether an event of impairment has occurred.

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals, primarily platinum and rhodium. These metals are not depreciated because they have very low physical losses and are repeatedly reclaimed and reused in our manufacturing process over a very long useful life. Precious metals are reviewed for impairment as part of our assessment of long-lived assets. This review considers all of the Company's precious metals that are either in place in the production process; in reclamation, fabrication, or refinement in anticipation of re-use; or awaiting use to support increased capacity. Precious metals are only acquired to support our operations and are not held for trading or other purposes.

Examples of events or circumstances that may be indicative of impairments include:

- A significant decrease in the market price of an asset;
- A significant change in the extent or manner in which a long-lived asset is being used or in its physical condition;
- A significant adverse change in legal factors or in the business climate that could affect the value of the asset, including an adverse action or assessment by a regulator;
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset;
- A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of an asset; and
- A current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the majority of our reporting segments, we concluded that locations or businesses which share production along the supply chain must be combined in order to appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities.

For long-lived assets, when impairment indicators are present, we compare estimated undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the assets' carrying value to determine if the asset group is recoverable. This assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the assets to be held and used. Assessments also consider changes in asset utilization, including the temporary idling of capacity and the expected timing for placing this capacity back into production. If there is an impairment, a loss is recorded to reflect the difference between the assets' fair value and carrying value. This may require judgment in estimating future cash flows and relevant discount rates and residual values in estimating the current fair value of the impaired assets to be held and used.

The fair value of long-lived assets is determined using an "income approach" that starts with the forecast of all the expected future net cash flows including the eventual disposition at market value of long-lived assets, and also considers the fair market value of all precious metals. Some of the more significant estimates and assumptions in our analysis include: market size and growth, market share, projected selling prices, manufacturing cost and discount rate. Our estimates are based upon our historical experience, our commercial relationships, and available external information about future trends. We believe fair value assessments are most sensitive to market growth and the corresponding impact on volume and selling prices and that these are also more subjective than manufacturing cost and other assumptions. The Company believes its current assumptions and estimates are reasonable and appropriate.

As of December 31, 2009 and 2008, we have not identified any instances where the carrying values of our long-lived assets were not recoverable. At December 31, 2009 the fair market value of precious metals was higher than our carrying value by $193 million. At December 31, 2008, the fair market value of precious metals was lower than our carrying value by $598 million. Currently these precious metal assets, primarily in the Display Technologies segment, are recoverable as part of their asset groupings. There is the potential for impairment in the future if negative events significantly decrease the cash flow of our segments. Such events include, but are not limited to, a significant decrease in demand for products of our Display Technologies segment or a significant decrease in its profitability.

Impairment of goodwill

We are required to make certain subjective and complex judgments on a number of matters, including assumptions and estimates used to determine the fair value of our reporting units.

Our annual goodwill recoverability assessment is completed in the fourth quarter, as it is traditionally based on our annual strategic planning process. This process includes an extensive review of expectations for the long-term growth of our businesses and forecasting future cash flows. Our valuation method is an "income approach" using a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends. As disclosed in Note 10 (Goodwill and Other Intangible Assets) to the Consolidated Financial Statements, Corning's goodwill relates primarily to the Telecommunications, Specialty Materials and Life Sciences operating segments.

Telecommunications

Goodwill for the Telecommunication segment is tested at the operating segment level. We have aggregated the Telecommunications operating segment businesses into a single reporting unit for goodwill impairment testing based on the manner in which we operate our businesses; the vertically integrated nature of these operations; shared assets, operating and finance resources, and management; the nature of production processes and the regulatory environment; and the shared support and benefit from common research and development activity.

Results for the Telecommunications segment in 2009 were down when compared with 2008. We expect the worldwide telecommunications industry market to be negatively impacted by the global recession with lower sales in 2010 than in 2009. The results of our impairment tests in 2009 indicated that the fair value of the reporting unit exceeded its book value by a significant amount. A discount rate of 9% was used in 2009 and 10% was used in 2008. We determined a range of discount rates between 7% and 11% would not have affected our conclusion.

Specialty Materials

Goodwill for the Specialty Materials segment is tested at the component level, which is one level below an operating segment, because the goodwill is the result of transactions associated with certain businesses in this operating segment. Although the Specialty Materials segment had small reported losses in 2009 and 2008, we expect in the near term new products will partially offset some of the declines resulting from recent economic conditions, and we anticipate growth in new products will also improve longer-term profitability. The results of our impairment test in 2009 and 2008 indicated that the fair value of the reporting unit significantly exceeded its book value. A discount rate of 9% was used in 2009 and 10% was used in 2008. We determined a range of discount rates between 7% and 11% would not have affected our conclusion.

Life Sciences

In 2009, the Life Sciences segment recorded goodwill in connection with the acquisition of Axygen. Goodwill for the Life Sciences segment is tested at the operating segment level. We have aggregated the Life Sciences operating segment businesses into a single reporting unit for goodwill impairment testing based on the manner in which we operate our businesses.

Results in the Life Sciences segment in 2009 reflected the impact of acquisition-related costs and $8 million of restructuring charges associated with the Company's corporate-wide restructuring plan, when compared to 2008. The results of our impairment tests in 2009 indicated that the fair value of the reporting unit exceeded its book value by a significant amount. A discount rate of 8% was used in 2009. We determined a range of discount rates between 6% and 10% would not have affected our conclusion.

Restructuring charges and impairments resulting from restructuring actions

We are required to assess whether and when a restructuring event has occurred and in which periods charges related to such events should be recognized. We must estimate costs of plans to restructure including, for example, employee termination costs. Restructuring charges require us to exercise judgment about the expected future of our businesses, of portions thereof, their profitability, cash flows and in certain instances eventual outcome. The judgment involved can be difficult, subjective and complex in a number of areas, including assumptions and estimates used in estimating the future profitability and cash flows of our businesses.

Restructuring events often give rise to decisions to dispose of or abandon certain assets or asset groups which, as a result, require impairment. We are required to carry assets to be sold or abandoned at the lower of cost or fair value. We must exercise judgment in assessing the fair value of the assets to be sold or abandoned.

Income taxes

We are required to exercise judgment about our future results in assessing the realizability of our deferred tax assets. Inherent in this estimation process is the requirement for us to estimate future book taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business. It is possible that actual results will differ from assumptions and require adjustments to allowances.

In the second quarter of 2008, we released $2.4 billion of valuation allowances because we believe it is more likely than not that we will be able to generate sufficient levels of profitability in the U.S. to realize substantially all of our U.S. deferred tax assets. A key trend included in our projections was the rate of penetration of LCD televisions driven by an increase in televisions per household, faster LCD television replacement rates, the continued decline of cathode ray tube products, and growth in emerging markets such as China. Another key trend included global demand improvements for diesel products based on the timing of new government regulations and economic growth. In the third and fourth quarters of 2008, we released an additional $70 million, and $45 million, respectively, of valuation allowances on our U.S. deferred tax assets as a result of a change in our estimate of U.S. taxable income.

Significant estimates and assumptions used in assessing the realizability of our deferred tax assets included: the long-term stabilization of U.S. income from forecasted royalty income in our Display Technologies operating segment, the long-term growth of our diesel business, and the future success of new products.

In determining our provision for income taxes, we use an annual effective income tax rate based on full year income, permanent differences between book and tax income, and statutory income tax rates. Significant judgment is required in determining the Company's worldwide income tax position, as well as the effective tax rate.

Equity method investments

At December 31, 2009 and 2008, the carrying value of our equity method investments was $4.0 billion and $3.1 billion, respectively, with our two largest equity method investments comprising approximately 94% of the balance. We review our equity method investments for indicators of impairment on a periodic basis or if an event or circumstances change to indicate the carrying amount may be other-than-temporarily impaired. When such indicators are present, we then perform an in-depth review for impairment. An impairment assessment requires the exercise of judgment related to key assumptions such as forecasted revenue and profitability, forecasted tax rates, foreign currency exchange rate movements, terminal value assumptions, historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

As of December 31, 2009 and 2008, we have not identified any instances where the carrying values of our equity method investments were not recoverable.

Fair value measures

As required, Corning uses two kinds of inputs to determine the fair value of assets and liabilities: observable and unobservable. Observable inputs are based on market data or independent sources, while unobservable inputs are based on the Company's own market assumptions. Once inputs have been characterized, we prioritize the inputs used to measure fair value into one of three broad levels. Characterization of fair value inputs is required for those accounting pronouncements that prescribe or permit fair value measurement. In addition, observable market data must be used when available. Corning's major categories of financial assets and liabilities required to be measured at fair value are short-term and long-term investments and derivatives. These categories use observable inputs only and are measured using a market approach based on quoted prices in markets considered active or in markets in which there are few transactions.

Derivative assets and liabilities may include interest rate swaps and forward exchange contracts that are measured using observable quoted prices for similar assets and liabilities. In arriving at the fair value of Corning's derivative assets and liabilities, we have considered the appropriate valuation and risk criteria, including such factors as credit risk of the relevant party to the transaction. Amounts related to credit risk are not material.

Probability of litigation outcomes

We are required to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of litigation matters, we consider the evaluation of legal counsel knowledgeable about each matter, case law, and other case-specific issues. See Part II - Item 1. Legal Proceedings for a discussion of the material litigation matters we face. The most significant matter involving judgment is the liability for asbestos litigation. There are a number of factors bearing upon our potential liability, including the inherent complexity of a Chapter 11 filing, our history of success in defending asbestos claims, our assessment of the strength of our corporate veil defenses, and our continuing dialogue with our insurance carriers and the claimants' representatives. The proposed asbestos resolution (Amended PCC Plan) is subject to a number of contingencies. The approval of the Amended PCC Plan by the Bankruptcy Court is not certain and faces objections by some parties. Any approval of the Amended PCC Plan by the Bankruptcy Court is subject to appeal. The proposed Amended PCC Plan is also subject to a vote of PCC's creditors. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Other possible liabilities

We are required to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of certain matters, including certain tax planning and environmental matters, these judgments require us to consider events and actions that are outside our control in determining whether probable or possible liabilities require accrual or disclosure. It is possible that actual results will differ from assumptions and require adjustments to accruals.

Variable interest entities

The Company has interests in certain unconsolidated entities. These investments are evaluated periodically to determine if they qualify as variable interest entities and whether Corning is a primary beneficiary for any of those qualifying interests. A variable interest entity (VIE) is an entity that lacks sufficient equity investment or in which the equity investors do not have certain characteristics of a controlling financial interest. A company that absorbs a majority of the expected losses or receives a majority of the expected returns of a VIE is considered to be a primary beneficiary and must consolidate the VIE. The determination of whether an entity is a VIE and if a company is the primary beneficiary of a VIE are complex areas that require judgments about items such as the sufficiency of the equity at risk, the evaluation of contractual arrangements, and assessments about forecasted information. While management believes the assumptions used are appropriate, changes in these judgments or estimates could affect Corning's results.

Pension and other postretirement employee benefits (OPEB)

Pension and OPEB costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's pension and other postretirement obligations and future expense.

As of December 31, 2009, the Projected Benefit Obligation (PBO) for U.S. pension plans was $2,465 million.

The following information illustrates the sensitivity to a change in certain assumptions for U.S. pension plans:

Change in assumption	Effect on 2010 pre-tax pension expense	Effect on December 31, 2009 PBO
25 basis point decrease in discount rate	+$5.0 million	+$64 million
25 basis point increase in discount rate	-$5.0 million	-$62 million
25 basis point decrease in expected return on assets	+$5.3 million	
25 basis point increase in expected return on assets	-$5.3 million	

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. These changes in assumptions would have no effect on Corning's funding requirements.

In addition, at December 31, 2009, a 25 basis point decrease in the discount rate would decrease stockholders' equity by $87 million before tax, and a 25 basis point increase in the discount rate would increase stockholders' equity by $85 million. In addition, the impact of greater than a 25 basis point decrease in discount rate would not be proportional to the first 25 basis point decrease in the discount rate.

The following table illustrates the sensitivity to a change in the discount rate assumption related to Corning's U.S. OPEB plans:

Change in assumption	Effect on 2010 pre-tax OPEB expense	Effect on December 31, 2009 APBO
25 basis point decrease in discount rate	+$1 million	+$23 million
25 basis point increase in discount rate	-$1 million	-$23 million

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. In certain instances, revenue recognition is based on estimates of fair value of deliverables as well as estimates of product returns, allowances, discounts, and other factors. These estimates are supported by historical data. While management believes that the estimates used are appropriate, differences in actual experience or changes in estimates may affect Corning's future results.

Stock compensation

Stock-based compensation expense and disclosures are dependent on assumptions used in calculating such amounts. These assumptions include risk-free discount rates, expected term of the stock based compensation instrument granted, volatility of stock and option prices, expected time between grant date and date of exercise, attrition, performance, and other factors. These assumptions require us to exercise judgment. Our estimates of these assumptions typically are based upon our historical experience, currently available market place data, and forward looking explanatory variables. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's future stock based compensation expense and disclosures.

NEW ACCOUNTING STANDARDS

Refer to Note 1 (Summary of Significant Accounting Policies) to the Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risks

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rates has the following effects:

- Exchange rate movements on financial instruments and transactions denominated in foreign currencies that impact earnings; and
- Exchange rate movements upon conversion of net assets and net income of foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

We have foreign currency exposure to the Japanese yen, euro, New Taiwan dollar and Korean won. We selectively enter into foreign exchange forward and option contracts with durations generally 18 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results. We also enter into foreign exchange forward contracts when situations arise where our foreign subsidiaries or Corning enter into lending situations, generally on an intercompany basis, denominated in currencies other than their local currency. We do not hold or issue derivative financial instruments for trading purposes. Corning uses derivative instruments (forwards) to limit the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges, along with foreign currency gains and losses arising from the underlying monetary assets or liabilities, are recorded in current period earnings in Other (Expense) Income, Net in the consolidated statements of income.

Equity in earnings of affiliated companies has historically contributed a significant amount to our income from continuing operations. Equity in earnings of affiliated companies, net of impairments were $1.4 billion in 2009 and 2008 with foreign-based affiliates comprising over 78% of this amount in 2009. Equity earnings from Samsung Corning Precision totaled $1.1 billion for 2009 and $927 million for 2008. Exchange rate fluctuations and actions taken by management of these entities can affect the earnings of these companies.

We use a sensitivity analysis to assess the market risk associated with our foreign currency exchange risk. Market risk is defined as the potential change in fair value of assets and liabilities resulting from an adverse movement in foreign currency exchange rates. At December 31, 2009, we had open forward contracts, and foreign denominated debt with values exposed to exchange rate movements, all of which were designated as hedges at December 31, 2009. A 10% adverse movement in quoted foreign currency exchange rates could result in a loss in fair value of these instruments of $278 million compared to $215 million at December 31, 2008. Specific to the Japanese yen, a 10% adverse movement in quoted yen exchange rates could result in a loss in fair value of these instruments of $131 million compared to $118 million at December 31, 2008. Specific to the euro, a 10% adverse movement in quoted euro exchange rates could result in a loss in fair value of these instruments of $107 million compared to $68 million at December 31, 2008.

As we derive approximately 76% of our net sales from outside the U.S., our sales and net income could be affected if the U.S. dollar significantly strengthens or weakens against foreign currencies, most notably the Japanese yen and euro. Our forecasts generally assume exchange rates during 2010 remain constant at January 2010 levels. A plus or minus 10 point movement in the U.S. dollar - Japanese yen exchange rate would result in a change to 2010 net sales of approximately $246 million and net income of approximately $340 million. A plus or minus 10 point movement in the U.S. dollar - euro exchange rate would result in a change to 2010 net sales of approximately $34 million and net income of approximately $8 million.

Interest Rate Risk Management

It is our policy to conservatively manage our exposure to changes in interest rates. At December 31, 2009, our consolidated debt portfolio contained less than 1% of variable rate instruments.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and adequate internal control over financial reporting for Corning. Management is also responsible for the assessment of the effectiveness of disclosure controls and procedures and the effectiveness of internal control over financial reporting.

Disclosure controls and procedures mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Corning's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Corning in the reports that it files or submits under the Exchange Act is accumulated and communicated to Corning's management, including Corning's principal executive and principal financial officers, or other persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Corning's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Corning's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Corning's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that Corning's receipts and expenditures are being made only in accordance with authorizations of Corning's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Corning's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Corning's internal control over financial reporting was effective as of December 31, 2009. The effectiveness of Corning's internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Wendell P. Weeks
Chairman and Chief Executive Officer



James B. Flaws
Vice Chairman and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Corning Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corning Incorporated and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting," appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



New York, New York
February 10, 2010

(In millions, except per share amounts)	Years ended December 31, 2009	2008	2007
Net sales	**$5,395**	$5,948	$5,860
Cost of sales	**3,302**	3,210	3,111
Gross margin	**2,093**	2,738	2,749
Operating expenses:			
Selling, general and administrative expenses	**881**	901	912
Research, development and engineering expenses	**563**	627	565
Amortization of purchased intangibles	**10**	11	10
Restructuring, impairment and other charges (credits) (Note 2)	**228**	19	(4)
Asbestos litigation charge (credit) (Note 7)	**20**	(340)	185
Operating income	**391**	1,520	1,081
Equity in earnings of affiliated companies (Note 7)	**1,435**	1,358	983
Interest income	**19**	85	145
Interest expense	**(82)**	(59)	(82)
Other-than-temporary impairment (OTTI) losses (Note 3):			
Total OTTI losses	**(16)**		
Portion of OTTI losses recognized in other comprehensive income (before taxes)	**14**		
Net OTTI losses recognized in earnings	**(2)**		
Other income (expense), net	**173**	(22)	144
Income before income taxes	**1,934**	2,882	2,271
Benefit (provision) for income taxes (Note 6)	**74**	2,375	(121)
Net income attributable to Corning Incorporated	**$2,008**	$5,257	$2,150
Earnings per common share attributable to Corning Incorporated:			
Basic (Note 18)	**$ 1.30**	$ 3.37	$ 1.37
Diluted (Note 18)	**$ 1.28**	$ 3.32	$ 1.34
Dividends declared per common share	**$ 0.20**	$ 0.20	$ 0.10

The accompanying notes are an integral part of these consolidated financial statements.

Certain amounts for prior periods were reclassified to conform to the 2009 presentation.

(In millions, except share and per share amounts)	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	**$ 2,541**	$ 1,873
Short-term investments, at fair value	**1,042**	943
Total cash, cash equivalents and short-term investments	**3,583**	2,816
Trade accounts receivable, net of doubtful accounts and allowances - $20 and $20	**753**	512
Inventories (Note 5)	**579**	798
Deferred income taxes (Note 6)	**235**	158
Other current assets	**371**	335
Total current assets	**5,521**	4,619
Investments (Note 7)	**3,992**	3,056
Property, net of accumulated depreciation - $5,503 and $5,070 (Note 9)	**7,995**	8,199
Goodwill and other intangible assets, net (Note 10)	**676**	305
Deferred income taxes (Note 6)	**2,982**	2,932
Other assets	**129**	145
Total Assets	**$21,295**	$19,256
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt (Note 12)	**$ 74**	$ 78
Accounts payable	**550**	846
Other accrued liabilities (Note 11)	**915**	1,128
Total current liabilities	**1,539**	2,052
Long-term debt (Note 12)	**1,930**	1,527
Postretirement benefits other than pensions (Note 13)	**858**	784
Other liabilities (Note 11)	**1,373**	1,402
Total liabilities	**5,700**	5,765
Commitments and contingencies (Note 14)		
Shareholders' equity (Note 17):		
Common stock - Par value $0.50 per share; shares authorized: 3.8 billion Shares issued: 1,617 million and 1,609 million	**808**	804
Additional paid-in capital	**12,707**	12,502
Retained earnings	**3,636**	1,940
Treasury stock, at cost; shares held: 64 million and 61 million	**(1,207)**	(1,160)
Accumulated other comprehensive loss	**(401)**	(643)
Total Corning Incorporated shareholders' equity	**15,543**	13,443
Noncontrolling interests	**52**	48
Total equity	**15,595**	13,491
Total Liabilities and Equity	**$21,295**	$19,256

The accompanying notes are an integral part of these consolidated financial statements.

Certain amounts for prior periods were reclassified to conform to the 2009 presentation.

(In millions)	Years ended December 31, 2009	2008	2007
Cash Flows from Operating Activities:			
Net income	**$ 2,008**	$ 5,257	$ 2,150
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**782**	684	597
Amortization of purchased intangibles	**10**	11	10
Asbestos litigation	**20**	(340)	185
Restructuring, impairment and other charges (credits)	**228**	19	(4)
Loss on repurchases and retirement of debt			15
Stock compensation charges	**127**	118	138
Loss (gain) on sale of business		14	(19)
Undistributed earnings of affiliated companies	**(680)**	(812)	(493)
Deferred tax benefit	**(218)**	(2,585)	(95)
Restructuring payments	**(89)**	(17)	(39)
Customer deposits, net of (credits) issued	**(253)**	(266)	(126)
Employee benefit payments (in excess of) expense	**(10)**	(47)	(111)
Changes in certain working capital items:			
Trade accounts receivable	**(201)**	410	(128)
Inventories	**238**	(136)	5
Other current assets	**16**	(76)	(27)
Accounts payable and other current liabilities, net of restructuring payments	**56**	(210)	48
Other, net	**43**	104	(29)
Net cash provided by operating activities	**2,077**	2,128	2,077
Cash Flows from Investing Activities:			
Capital expenditures	**(890)**	(1,921)	(1,262)
Acquisitions of businesses, net of cash received	**(410)**	(15)	(4)
Net proceeds (payments) from sale or disposal of assets	**21**	19	(5)
Short-term investments - acquisitions	**(1,372)**	(1,865)	(2,152)
Short-term investments - liquidations	**1,281**	2,083	2,862
Net cash used in investing activities	**(1,370)**	(1,699)	(561)
Cash Flows from Financing Activities:			
Net repayments of short-term borrowings and current portion of long-term debt	**(86)**	(24)	(20)
Proceeds from unwind of interest rate swap agreements		65	
Proceeds from issuance of long-term debt, net	**346**		
Retirements of long-term debt			(238)
Principal payments under capital lease obligations	**(10)**		
Proceeds from issuance of common stock, net	**20**	23	21
Proceeds from the exercise of stock options	**24**	80	109
Repurchases of common stock		(625)	(250)
Dividends paid	**(312)**	(313)	(158)
Other, net	**3**	(4)	(3)
Net cash used in financing activities	**(15)**	(798)	(539)
Effect of exchange rates on cash	**(24)**	26	82
Net increase (decrease) in cash and cash equivalents	**668**	(343)	1,059
Cash and cash equivalents at beginning of year	**1,873**	2,216	1,157
Cash and cash equivalents at end of year	**$ 2,541**	$ 1,873	$ 2,216

The accompanying notes are an integral part of these consolidated financial statements.

Certain amounts for prior periods were reclassified to conform to the 2009 presentation.

(In millions)	Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total Corning Incorporated shareholders' equity	Non-controlling interests	Total
Balance, December 31, 2006	$791	$12,008	$(4,992)	$ (201)	$(360)	$ 7,246	$45	$ 7,291
Net income			2,150			2,150	3	2,153
Foreign currency translation adjustment					165	165	2	167
Net unrealized loss on investments without credit losses					(11)	(11)		(11)
Unrealized loss on cash flow hedges					(49)	(49)		(49)
Reclassification adjustments on cash flow hedges					12	12		12
Amortized postretirement benefit plans gains and prior service costs					153	153		153
Total comprehensive income						2,420	5	2,425
Purchase of common stock for treasury				(250)		(250)		(250)
Shares issued to benefit plans and for option exercises	8	273		(12)		269		269
Dividends on shares			(158)			(158)		(158)
Other, net			(2)	(29)		(31)	(4)	(35)
Balance, December 31, 2007	$799	$12,281	$(3,002)	$ (492)	$ (90)	$ 9,496	$46	$ 9,542
Net income			5,257			5,257	(1)	5,256
Foreign currency translation adjustment					99	99	3	102
Net unrealized loss on investments without credit losses					(81)	(81)		(81)
Unrealized loss on cash flow hedges					(61)	(61)		(61)
Reclassification adjustments on cash flow hedges					45	45		45
Amortized postretirement benefit plans losses and prior service costs					(555)	(555)		(555)
Total comprehensive income						4,704	2	4,706
Purchase of common stock for treasury				(625)		(625)		(625)
Shares issued to benefit plans and for option exercises	6	222		(6)		222		222
Dividends on shares			(313)			(313)		(313)
Other, net	(1)	(1)	(2)	(37)		(41)		(41)
Balance, December 31, 2008	$804	$12,502	$ 1,940	$(1,160)	$(643)	$13,443	$48	$13,491
Net income			2,008			2,008	6	2,014
Foreign currency translation adjustment					166	166		166
Net unrealized gain on investments without credit losses					44	44		44
Unrealized gain on investments with credit losses					9	9		9
Unrealized gain on cash flow hedges					92	92		92
Reclassification adjustments on cash flow hedges					(53)	(53)		(53)
Amortized postretirement benefit plans losses and prior service costs					(16)	(16)		(16)
Total comprehensive income						2,250	6	2,256
Shares issued to benefit plans and for option exercises	4	203		(36)		171		171
Dividends on shares			(312)			(312)		(312)
Other, net		2		(11)		(9)	(2)	(11)
Balance, December 31, 2009	**$808**	**$12,707**	**$ 3,636**	**$(1,207)**	**$(401)**	**$15,543**	**$52**	**$15,595**

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization

Corning Incorporated is a provider of high-performance glass for LCD televisions, computer monitors, and other information display applications; optical fiber and cable and hardware and equipment products for the telecommunications industry; ceramic substrates for gasoline and diesel engines in automotive and heavy duty vehicle markets; laboratory products for the scientific community and specialized polymer products for biotechnology applications; advanced optical materials for the semiconductor industry and the scientific community; and other technologies. In these notes, the terms "Corning," "Company," "we," "us," or "our" mean Corning Incorporated and subsidiary companies.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements were prepared in conformity with generally accepted accounting principles in the U.S. (U.S. GAAP) and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which Corning exercises control and, when applicable, entities for which Corning has a controlling financial interest.

The equity method of accounting is used for investments in affiliated companies that are not controlled by Corning and in which our interest is generally between 20% and 50% and we have significant influence over the entity. Our share of earnings or losses of affiliated companies, in which at least 20% of the voting securities is owned and we have significant influence but not control over the entity, is included in consolidated operating results.

We use the cost method to account for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at cost or fair value, as appropriate.

All material intercompany accounts, transactions and profits are eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no impact on our results of operations, financial position, or changes in shareholders' equity.

Effective September 30, 2009, the Financial Accounting Standards Board (FASB) established The FASB Accounting Standards Codification™ (ASC) as the source of authoritative accounting to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Except for newly issued standards that have not been codified, references to codified literature have been updated to reflect this change.

Corning evaluates all events or transactions that occur after the balance sheet date through the date of issuance of our financial statements. For the year ended December 31, 2009, subsequent events were evaluated through February 10, 2010.

Effective January 1, 2009, the Company, as required, adopted U.S. GAAP requirements for reporting noncontrolling interests in financial statements. A noncontrolling interest, previously called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Under the new standard, noncontrolling interests in subsidiaries are now included as a component of equity in the consolidated statements of financial position. This guidance also provides the required accounting treatment for changes in ownership of noncontrolling interests. As required, the related presentation and disclosure provisions have been applied retrospectively. For all years presented, amounts attributable to noncontrolling interests were not significant and therefore, are not presented separately on the consolidated statements of income. These amounts, which have been included in "Other income (expense), net," are provided below.

Effective January 1, 2009, the Company changed the presentation of equity in earnings of affiliated companies in the Consolidated Statements of Income from below "Benefit (provision) for income taxes" to above "Income before income taxes." The change in presentation reflects the strategic nature and economic importance of the Company's investments accounted for under the equity method of accounting. There was no effect on the Company's consolidated results of operation, financial condition, or cash flows as a result of this change.

1. Summary of Significant Accounting Policies (continued)

Effective April 1, 2009, the Company, as required, adopted the following which resulted from the issuance of new fair value accounting standards under U.S. GAAP:

- We changed the method for determining whether an other-than temporary impairment exists for debt securities and for determining the amount of an impairment charge to be recorded in earnings;
- We adopted new guidance for addressing the determination of (a) when a market for an asset or a liability is active or inactive and (b) when a particular transaction is distressed; and
- If applicable, we will provide required disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements.

The impact of adopting these fair value standards was not significant.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Significant estimates and assumptions in these consolidated financial statements include restructuring and other charges and credits, allowances for doubtful accounts receivable, estimates of fair value associated with goodwill and long-lived asset impairment tests, estimates of the fair value of assets held for disposal, estimates of fair value of investments, environmental and legal liabilities, warranty liabilities, income taxes and deferred tax valuation allowances, the determination of discount and other rate assumptions for pension and other postretirement employee benefit expenses and the determination of the fair value of stock based compensation involving assumptions about termination rates, stock volatility, discount rates, and expected time to exercise. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

Revenue Recognition

Revenue for sales of goods is recognized when a firm sales agreement is in place, delivery has occurred and sales price is fixed or determinable and collectability is reasonably assured. If customer acceptance of products is not reasonably assured, sales are recorded only upon formal customer acceptance. Sales of goods typically do not include multiple product and/or service elements.

At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated product returns, allowances and price discounts based upon historical experience and related terms of customer arrangements. Where we have offered product warranties, we also establish liabilities for estimated warranty costs based upon historical experience and specific warranty provisions. Warranty liabilities are adjusted when experience indicates the expected outcome will differ from initial estimates of the liability.

Other Income (Expense), Net

"Other income (expense), net" in Corning's consolidated statements of income includes the following (in millions):

	Years ended December 31,		
	2009	2008	2007
Royalty income from Samsung Corning Precision	**$232**	$ 184	$141
Foreign currency exchange and hedge (losses) / gains	**(54)**	(112)	29
Net realized losses of available-for-sale securities	**(2)**	(53)	(6)
Loss on sale of Steuben glass business		(14)	
Gain on sale of Corning's submarine cabling business			19
Loss on repurchase of debt, net			(15)
Net (income) loss attributable to noncontrolling interests	**(6)**	1	(3)
Other, net	**3**	(28)	(21)
Total	**$173**	$ (22)	$144

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs totaled $465 million in 2009, $510 million in 2008, and $446 million in 2007.

1. Summary of Significant Accounting Policies (continued)

Foreign Currency Translation and Transactions

The determination of the functional currency for Corning's foreign subsidiaries is made based on the appropriate economic factors. For most foreign operations, the local currencies are generally considered to be the functional currencies. Corning's most significant exception is our Taiwanese subsidiary which uses the Japanese yen as its functional currency. For all transactions denominated in a currency other than a subsidiary's functional currency, exchange rate gains and losses are included in income for the period in which the exchange rates changed.

Foreign subsidiary functional currency balance sheet accounts are translated at current exchange rates, and statement of operations accounts are translated at average exchange rates for the year. Translation gains and losses are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. The effects of remeasuring non-functional currency assets and liabilities into the functional currency are included in current earnings.

Stock-Based Compensation

Corning's stock-based compensation programs include employee stock option grants, time-based restricted stock awards, time-based restricted stock units, performance-based restricted stock awards, performance-based restricted stock units, and the Worldwide Employee Share Purchase Plan, as more fully described in Note 19 (Share-based Compensation). On January 1, 2006, the Company began expensing share-based payments using the "prospective adoption" transition method allowed under U.S. GAAP. Following the prospective adoption transition method, prior periods were not restated. We applied the stated and nominal vesting period attribution approach for any share-based awards granted prior to January 1, 2006. The Company elected the alternative transition method for calculating the tax effects of employee share-based compensation awards that were outstanding at January 1, 2006. All awards granted prior to January 1, 2006 were fully amortized as of December 31, 2009.

The cost of stock-based compensation awards is equal to the fair value of the award at the date of grant and compensation expense is recognized for those awards earned over the vesting period, except as noted below. Corning estimates the fair value of stock based awards using a lattice-based option valuation model, which incorporates assumptions including expected volatility, dividend yield, risk-free rate, expected time to exercise and departure rates.

Under U.S. GAAP, an award is considered vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). Prior to December 1, 2008, the terms and conditions of Corning's stock option agreement specified that employees continue to vest in option awards after retirement without providing any additional services. For awards granted from January 1, 2006 to December 1, 2008, compensation cost was recognized immediately for awards granted to retirement eligible employees. For employees who become retirement eligible during the vesting period, expense is recognized evenly from the grant date to the date of retirement eligibility.

On December 1, 2008, Corning amended the terms and conditions of its stock option agreement for awards to retirement eligible employees. Under the terms of this agreement, awards are earned ratably each month the employee provides service over the twelve months following the grant date, and the related compensation expense is recognized over this twelve month service period or over the period from the grant date to the date retirement eligibility is achieved, whichever is longer.

Refer to Note 19 (Share-based Compensation).

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with contractual maturities of three months or less, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

1. Summary of Significant Accounting Policies (continued)

Supplemental disclosure of cash flow information follows (in millions):

	Years ended December 31,		
	2009	2008	2007
Non-cash transactions:			
Issued credit memoranda for settlement of customer receivables (1)	**$253**	$266	$231
Capital leases	**$162**	$ 6	$ 44
Accruals for capital expenditures	**$217**	$525	$244
Cash paid for interest and income taxes:			
Interest (2)	**$116**	$100	$113
Income taxes, net of refunds received	**$164**	$287	$153

(1) Amounts represent credits applied to customer receivable balances for customers that made advance cash deposits under long-term purchase and supply agreements.

(2) Included in this amount are approximately $29 million, $31 million, and $19 million of interest costs that were capitalized as part of property, net in 2009, 2008 and 2007, respectively.

Short-Term Investments

Our short-term investments consist of available-for-sale securities that are stated at fair value. Consistent with Corning's cash investment policy, our short-term investments consist primarily of fixed-income securities. Preservation of principal is the primary principle of our cash investment policy that is carried out by limiting interest rate, reinvestment, security, quality and event risk. Our investments are generally liquid and all are investment grade quality. The portfolio is invested predominantly in U.S. Treasury securities. Unrealized gains and losses, net of tax, are computed on the first-in first-out basis and are reported as a separate component of accumulated other comprehensive loss in shareholders' equity until realized. Realized gains and losses are recorded in other income (expense), net.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectability of the related receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the above criteria. The remainder of the reserve is based on management's estimates and takes into consideration the length of time receivables are past due, historical trends, market conditions, and the composition of the Company's customer base.

Environmental Liabilities

The Company accrues for its environmental investigation, remediation, operating, and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded related to the insurance reimbursement when reimbursement is virtually certain. The uncertain nature inherent in such remediation and the possibility that initial estimates may not reflect the final outcome could result in additional costs.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Net of Accumulated Depreciation

Land, buildings, and equipment, including precious metals, are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 2 (Restructuring, Impairment and Other Charges and (Credits)) related to accelerated depreciation arising from restructuring programs and Note 9 (Property, Net of Accumulated Depreciation) related to the depletion of precious metals, the estimated useful lives range from 10 to 40 years for buildings and 2 to 20 years for equipment.

1. Summary of Significant Accounting Policies (continued)

Included in the subcategory of equipment are the following types of assets:

Asset type	Range of useful life
Computer hardware and software	3 to 7 years
Manufacturing equipment	2 to 15 years
Furniture and fixtures	5 to 10 years
Transportation equipment	5 to 20 years

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals. These assets are not depreciated because they have very low physical losses and are repeatedly reclaimed and reused in our manufacturing process over a very long useful life. We treat the physical loss of precious metals in the manufacturing and reclamation process as depletion and account for these losses as a period expense based on actual units lost. Precious metals are integral to many of our glass production processes. They are only acquired to support our operations and are not held for trading or other purposes.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually in the fourth quarter, and will be tested for impairment between annual tests if an event occurs or circumstances change that more likely than not would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are either operating segments or one level below the operating segment. Goodwill relates to and is assigned directly to a specific reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using a discounted cash flow analysis. Refer to Note 10 (Goodwill and Other Intangible Assets) for additional information.

Other intangible assets include patents, trademarks, and other intangible assets acquired from an independent party. Such intangible assets have a definite life and are amortized on a straight-line basis over estimated useful lives ranging from 4 to 50 years.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, such as plant and equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. When impairment indicators are present, we compare estimated undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the assets' carrying value to determine if the asset group is recoverable. The fair value of long-lived assets is determined using an "income approach" that starts with the forecast of all the expected future net cash flows including the eventual disposition at market value of long-lived assets, and also considers the fair market value of all precious metals. We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If there is an impairment, a loss is recorded to reflect the difference between the assets' fair value and carrying value.

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in the consolidated balance sheets. From time to time, treasury shares may be reissued as contributions to our employee benefit plans and for the retirement or conversion of certain debt instruments. When shares are reissued, we use an average cost method for determining cost. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

Income Taxes

The Company accounts for income taxes using the asset and liability method prescribed by U.S. GAAP. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss and tax credit carry forwards and for differences between the carrying amounts of existing assets and liabilities and their respective tax bases.

1. Summary of Significant Accounting Policies (continued)

In determining our provision for income taxes, we use an annual effective income tax rate based on full year income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of earnings.

Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur. Valuation allowances are established when management is unable to conclude that it is more likely than not that some portion, or all, of the deferred tax asset will ultimately be realized.

The Company is subject to income taxes in the United States and in numerous foreign jurisdictions. No provision is made for U.S. income taxes on the undistributed earnings of wholly owned foreign subsidiaries because substantially all such earnings are indefinitely reinvested in those companies. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year in which the earnings are no longer indefinitely reinvested in those subsidiaries.

Equity Method Investments

Our equity method investments, as required, are reviewed for impairment on a periodic basis or if an event occurs or circumstances change that indicate the carrying amount may be impaired. This assessment is based on a review of the equity investments' performance and a review of indicators of impairment to determine if there is evidence of a loss in value of an equity investment. Factors we consider include:

- Absence of our ability to recover the carrying amount;
- Inability of the equity affiliate to sustain an earnings capacity which would justify the carrying amount of the investment; and
- Significant litigation, bankruptcy or other events that could impact recoverability.

For an equity investment with impairment indicators, we measure fair value on the basis of discounted cash flows or other appropriate valuation methods, depending on the nature of the company involved. If it is probable that we will not recover the carrying amount of our investment, the impairment is considered other-than-temporary and recorded in earnings, and the equity investment balance is reduced to its fair value accordingly. We require our equity method affiliates to provide audited financial statements in accordance with U.S. GAAP. Consequently, required assessments of asset recoverability are included in their results. We also include these financial statements in our recoverability assessment.

Fair Value of Financial Instruments

As prescribed by U.S. GAAP, major categories of financial assets and liabilities, including short-term investments, other assets and derivatives are measured at fair value on a recurring basis. Certain assets and liabilities including long-lived assets, goodwill, asset retirement obligations, and cost and equity investments are measured at fair value on a nonrecurring basis.

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Derivative Instruments

We participate in a variety of foreign exchange forward contracts and foreign exchange option contracts entered into in connection with the management of our exposure to fluctuations in foreign exchange rates. These financial exposures are managed in accordance with corporate policies and procedures.

1. Summary of Significant Accounting Policies (continued)

All derivatives are recorded at fair value on the balance sheet. Changes in the fair value of derivatives designated as cash flow hedges and hedges of net investments in foreign operations are recorded in accumulated other comprehensive income (loss). Amounts related to cash flow hedges are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. This reclassification is recorded in the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, typically sales, royalties, or cost of sales. Changes in the fair value of derivatives designated as fair value hedges are recorded currently in earnings offset, to the extent the derivative was effective, by the change in the fair value of the hedged item. Changes in the fair value of derivatives not designated as hedging instruments are recorded currently in earnings in the other income line of the consolidated statement of operations.

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other comprehensive income (loss) as part of the foreign currency translation adjustment.

Variable Interest Entities

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary as prescribed under U.S. GAAP. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning has performed the required assessments and has identified three entities as being variable interest entities. None of these entities are considered to be significant to Corning's consolidated statements of position.

New Accounting Standards

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46 (R)" (SFAS 167). In December 2009, the FASB amended their codification for SFAS 167 to Accounting Standards Update 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (ASU 2009-17). ASU 2009-17 revises the consolidation guidance for variable interest entities and modifies the approach for determining the primary beneficiary of a variable interest entity (VIE). Under ASU 2009-17, the primary beneficiary is the variable interest holder that has (1) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. In addition, ASU 2009-17 provides guidance on shared power and joint venture relationships, removes the scope exemption for qualified special purpose entities, revises the definition of a VIE, and requires additional disclosures. ASU 2009-17 is effective for fiscal years beginning after November 15, 2009. Corning does not expect adoption of this standard to have a material impact on its consolidated results of operations and financial condition.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force (ASU 2009-13). ASU 2009-13 addresses the accounting for sales arrangements that include multiple products or services by revising the criteria for when deliverables may be accounted for separately rather than as a combined unit. Specifically, this guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is necessary to separately account for each product or service. This hierarchy provides more options for establishing selling price than existing guidance. ASU 2009-13 is required to be applied prospectively to new or materially modified revenue arrangements in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Corning does not expect adoption of this standard to have a material impact on its consolidated results of operations and financial condition.

2. Restructuring, Impairment and Other Charges (Credits)

2009 Actions

Corning recorded net charges of $228 million in 2009. A summary of the charges follows:

- We recorded a charge of $228 million associated with a corporate-wide restructuring plan to reduce our global workforce in response to anticipated lower sales in 2009. The charge included costs for severance, special termination benefits, outplacement services, asset disposal costs, and the impact of a $32 million curtailment loss for postretirement benefits in 2009. Total cash expenditures associated with this plan are expected to be approximately $155 million with the majority of spending completed in 2010.

2. Restructuring, Impairment and Other Charges (Credits) (continued)

The following table summarizes the restructuring, and other charges and (credits) as of and for the year ended December 31, 2009 (in millions):

	Reserve at January 1, 2009	Charges	Non-cash settlements	Cash payments	Reserve at December 31, 2009
Restructuring:					
Employee related costs	$17	$203	$(54)	$(86)	$ 80
Other charges (credits)	17	6		(3)	20
Total restructuring activity	$34	$209	$(54)	$(89)	$100
Impairment of long-lived assets:					
Assets to be disposed of		$ 19			
Total impairment charges		$ 19			
Total restructuring, impairment and other charges		$228			

The year-to-date cost of these plans for each of our reportable operating segments was as follows (in millions):

Operating segment	Employee-related and other costs
Display Technologies	$ 31
Telecommunications	42
Environmental Technologies	28
Specialty Materials	17
Life Sciences	8
Corporate and All Other	102
Total restructuring, impairment and other charges	$228

2008 Actions

Corning recorded net charges of $19 million in 2008. A summary of the charges and credits follows:

- We recorded a charge of $22 million, which was comprised primarily of severance costs for a restructuring plan in the Telecommunications segment.
- We recorded net credit adjustments of $3 million for revisions to existing restructuring plans.

The following table summarizes the restructuring, and other charges and (credits) as of and for the year ended December 31, 2008 (in millions):

	Reserve at Jan. 1, 2008	Year ended December 31, 2008					Reserve at Dec. 31, 2008
		Charges	Revisions to existing plans	Net charges	Non-cash settlements	Cash payments	
Restructuring:							
Employee related costs	$12	$22	$(3)	$19	$(2)	$(12)	$17
Other charges (credits)	22					(5)	17
Total restructuring activity	$34	$22	$(3)	$19	$(2)	$(17)	$34

2. Restructuring, Impairment and Other Charges (Credits) (continued)

2007 Actions

In 2007, Corning recorded net credit adjustments of $4 million for revisions to existing restructuring plans.

The following table summarizes the restructuring, impairment, and other charges and (credits) as of and for the year ended December 31, 2007 (in millions):

	Reserve at Jan. 1, 2007	2007 Revisions to existing plans	Cash payments	Reserve at Dec. 31, 2007
Restructuring:				
Employee related costs	$40		$(28)	$12
Other charges (credits)	36	$(3)	(11)	22
Total restructuring activity	$76	$(3)	$(39)	$34
Impairment of long-lived assets:				
Assets to be held and used		$(1)		
Total impairment activity		$(1)		
Total restructuring, impairment and other credits		$(4)		

3. Available-for-Sale Investments

The following is a summary of the fair value of available-for-sale securities (in millions):

	Amortized cost December 31,		Fair value December 31,	
	2009	2008	**2009**	2008
Bonds, notes and other securities:				
U.S. government and agencies	**$ 973**	$733	**$ 975**	$737
Asset-backed securities		6		5
Other debt securities	**66**	210	**67**	201
Total short-term investments	**$1,039**	$949	**$1,042**	$943
Asset-backed securities	**$ 75**	$ 87	**$ 42**	$ 40
Total long-term investments	**$ 75**	$ 87	**$ 42**	$ 40

Long-term investment securities are comprised of asset-backed securities with a fair value of $42 million at December 31, 2009. We do not intend to sell, nor do we believe it is more likely than not that we would be required to sell, the $75 million amortized cost-basis of these asset-backed securities (which are collateralized by mortgages) before recovery of their amortized cost basis. It is possible that a significant degradation in the delinquency or foreclosure rates in the underlying assets could cause further temporary or other-than-temporary impairments in the future.

The following table summarizes the contractual maturities of available-for-sale securities at December 31, 2009 (in millions):

Less than one year	**$ 921**
Due in 1-5 years	**114**
Due in 5-10 years	**0**
Due after 10 years (1)	**49**
Total	**$1,084**

(1) Included in the maturity table is $42 million of asset-based securities that mature over time and are being reported at their final maturity dates.

3. Available-for-Sale Investments (continued)

The following table provides the fair value and gross unrealized losses of the Company's investments and unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 (in millions):

	Period ended December 31, 2009					
	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Bonds, notes and other securities						
U.S. government and agencies	$320	$0			$320	$ 0
Asset-backed securities						
Other debt securities						
Total short-term investments	$320	$0			$320	$ 0
Asset-backed securities			$42	$(33)	$ 42	$(33)
Total long-term investments			$42	$(33)	$ 42	$(33)

	December 31,		
	2009	2008	2007
Gross realized gains	**$ 2**	$ 6	$ 2
Gross realized losses	**$(6)**	$(59)(1)	$(8)

(1) Realized losses in 2008 include other-than-temporary impairments of $37 million for financial industry securities and $22 million of losses from the sale of asset-backed debt securities and debt securities of financial institutions as Corning reduced its exposure to these sectors.

A reconciliation of the changes in credit losses recognized in earnings for the year ended December 31, 2009 (in millions):

Beginning balance of credit losses, April 1, 2009	$0
Additions for credit losses not previously recognized in earnings	2
Ending balance of credit losses, December 31, 2009	$2

The $2 million loss represents management's estimate of credit losses inherent in the securities considering projected cash flows using assumptions of delinquency rates, loss severities, and other estimates of future collateral performance. These credit losses are limited to asset-backed securities in our investment portfolio.

Proceeds from sales and maturities of short-term investments totaled $1.3 billion, $2.1 billion, and $2.9 billion in 2009, 2008, and 2007, respectively.

4. Significant Customers

For 2009, 2008, and 2007, Corning's sales to AU Optronics Corporation, a customer of our Display Technologies segment, represented 13%, 11%, and 12%, respectively, of the Company's consolidated net sales. For 2008, Corning's sales to Chi Mei Optoelectronics Corporation, another customer of our Display Technologies segment, represented 10% of the Company's consolidated net sales.

5. Inventories

Inventories comprise the following (in millions):

	December 31,	
	2009	2008
Finished goods	**$175**	$293
Work in process	**113**	197
Raw materials and accessories	**114**	120
Supplies and packing materials	**177**	188
Total inventories	**$579**	$798

6. Income Taxes

Income before income taxes follows (in millions):

	Years ended December 31,		
	2009	2008	2007
U.S. companies	**$ 202**	$ 801	$ 586
Non-U.S. companies	**1,732**	2,081	1,685
Income before income taxes	**$1,934**	$2,882	$2,271

The current and deferred amounts of the provision (benefit) for income taxes follow (in millions):

	Years ended December 31,		
	2009	2008	2007
Current:			
Federal	**$ (8)**	$ 4	
State and municipal			$ 2
Foreign	**152**	206	214
Deferred:			
Federal	**(115)**	(2,350)	
State and municipal	**34**	(215)	(3)
Foreign	**(137)**	(20)	(92)
(Benefit) provision for income taxes	**$ (74)**	$(2,375)	$121

Amounts are reflected in the preceding tables based on the location of the taxing authorities.

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations follows:

	Years ended December 31,		
	2009	2008	2007
Statutory U.S. income tax (benefit) rate	**35.0%**	35.0%	35.0%
State income tax (benefit), net of federal benefit	**(0.5)**	0.1	0.3
Tax holidays (1)	**(7.3)**	(5.3)	(6.9)
Investment and other tax credits (2)	**(3.7)** (8)	(0.6)	(0.9)
Rate difference on foreign earnings	**(1.4)**	3.0	(1.8)
Equity earnings impact (9)	**(24.2)**	(15.4)	(13.3)
Deferred tax adjustment (10)	**(2.1)**		
Tax rate changes	**0.1**		7.5 (3)
Valuation allowances:			
Release of prior period valuation allowances	**0.6**	(89.1) (4)	(7.1) (5)
Tax (expenses) benefits not recorded on (income) losses (6)	**0.4**	(8.7)	(7.7)
Audit settlement (7)	**(0.1)**	(1.4)	
Other items, net	**(0.6)**		0.2
Effective income tax (benefit) rate	**(3.8)%**	(82.4)%	5.3%

Significant items that cause our effective tax rate to vary from the U.S. statutory rate of 35% are as follows:

(1) Certain foreign subsidiaries in China and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of existing arrangements phase out in future years (through 2013) according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of tax holidays on net income per share on a diluted basis was $0.09 in 2009, and $0.10 in 2008 and 2007.

(2) Primarily related to investment tax credits in Taiwan, employment credits in Mexico and research & development credits in U.S. and France.

(3) In 2007, certain U.S. and German deferred taxes were revised for enacted law changes.

(4) In 2008, we released $2.5 billion of valuation allowances resulting from a change in judgment about the realizability of deferred tax assets in future years, as described below.

(5) In 2007, due to sustained profitability and positive earnings projections for our overall German operations, we concluded that it is more likely than not that the German national deferred tax assets are realizable and that the related valuation allowance was no longer required.

(6) For all three years presented, we generated positive income from continuing operations in the U.S. In 2008 and 2007, the tax expense on such income was fully offset by the tax benefit of releasing a portion of valuation allowance to reflect the realization of deferred taxes resulting from the generation of U.S. income. The impact of the release of valuation allowance and consequently not recording tax expense on income generated in the U.S. was a reduction in the rate of 8.6 and 8.1 percentage points for 2008 and 2007 respectively.

(7) In 2009 and 2008, we recorded a $2 million and $40 million benefit, respectively, related to a favorable tax settlement with the Canadian Revenue Agency.

(8) In 2009, we recorded a $37 million tax credit for U.S. Research and Experimentation - expenses incurred from 2005-2009.

(9) Equity in earnings of nonconsolidated affiliates reported in the financials net of tax.

(10) In 2009, we recorded an additional deferred tax asset related to tax free OPEB subsidies.

6. Income Taxes (continued)

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities follows (in millions):

	December 31,	
	2009	2008
Loss and tax credit carryforwards	**$2,134**	$1,998
Capitalized research and development	**96**	76
Asset impairments and restructuring reserves	**212**	193
Postretirement medical and life benefits	**396**	322
Inventory	**37**	53
Intangible and other assets		62
Other accrued liabilities	**252**	261
Other employee benefits	**368**	353
Gross deferred tax assets	**3,495**	3,318
Valuation allowance	**(245)**	(230)
Total deferred tax assets	**3,250**	3,088
Fixed assets	**(43)**	(15)
Intangible and other assets	**(3)**	
Total deferred tax liabilities	**(46)**	(15)
Net deferred tax assets	**$3,204**	$3,073

The net deferred tax assets are included in (in millions):

	December 31,	
	2009	2008
Current assets	**$ 235**	$ 158
Other assets	**2,982**	2,932
Other current liabilities	**(1)**	(1)
Other noncurrent liabilities	**(12)**	(16)
Net deferred tax assets	**$3,204**	$3,073

Details on deferred tax assets for loss and tax credit carryforwards at December 31, 2009 follow (in millions):

		Expiration			
	Amount	2010-2014	2015-2019	2020-2029	Indefinite
Net operating losses	**$1,774**	$ 45	$228	$1,294	$207
Capital losses	**28**	28			
Tax credits	**332**	69	124	102	37
Totals as of December 31, 2009	**$2,134**	$142	$352	$1,396	$244

The recognition of windfall tax benefits from stock-based compensation deducted on the tax return is prohibited until realized through a reduction of income tax payable. Cumulative tax benefits totaling $248 million will be recorded in additional paid-in-capital when the net operating loss carry forward is utilized and the windfall tax benefit can be realized.

Under U.S. GAAP, deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not (a likelihood of greater than 50 percent) that some portion or all of the deferred tax assets will not be realized. At December 31, 2007, all of our U.S. deferred tax assets had full valuation allowances.

In the second quarter of 2008, we concluded that it was more likely than not that we would realize substantially all of our U.S. deferred tax assets because we expect to generate sufficient levels of income in the U.S. As a result, we released $2.4 billion of valuation allowances on our U.S. deferred tax assets in the second quarter of 2008. We considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance was needed.

The evaluation of the realizability of deferred tax assets is inherently subjective. Following are the key items that provided positive evidence to support the release of the valuation allowance for a large portion of our deferred tax assets in the second quarter of 2008:

- Positive pre-tax income in the U.S. for the first half of 2008 and the preceding year;
- The impact of positive results in the Display Technologies operating segment and the royalty income generated from the foreign locations in this segment;
- The number of years remaining to utilize our net operating loss carryforwards; and
- Increased confidence in our longer-term forecasted income levels, which were supported by detailed sensitivity analyses.

6. Income Taxes (continued)

At June 30, 2008, the following items were considered as negative evidence in our valuation allowance assessment, but were less heavily weighted than our positive evidence:

- Uncertainty of future taxable earnings;
- Historical utilization of deferred tax assets caused largely by non-recurring items; and
- Economic and consumer demand uncertainty.

U.S. deferred tax liabilities totaled $26 million at December 31, 2008, and therefore, were not a significant factor in our assessment of the realizability of deferred tax assets.

As prescribed by U.S. GAAP, in the second half of 2008 we utilized a portion of the remaining valuation allowance to offset U.S. income tax expense (or benefit) that would otherwise have been recorded on income (or losses) in the U.S. and therefore, reflected no net U.S. income tax expense. As our income for the second half of 2008 was lower than our June 30, 2008 forecast for this period, we released an additional $115 million of valuation allowances in the second half of 2008. In 2009, we began providing U.S. income tax expense (or benefit) on U.S. earnings (losses).

U.S. profits of approximately $8.3 billion will be required to fully realize the deferred tax assets as of December 31, 2009. Of that amount, $3.6 billion of U.S. profits will be required over the next 16 years to fully realize the deferred tax assets associated with federal net operating loss carry forwards.

Certain shorter-lived deferred tax assets such as those represented by capital loss carry forwards and state tax net operating loss carry forwards, as well as other federal and state tax credits, will remain with a valuation allowance recorded against them as of December 31, 2009, because we cannot conclude that it is more likely than not that we will earn income of the character required to utilize these assets before they expire. The amount of U.S. and foreign deferred tax assets that have remaining valuation allowances at December 31, 2009 and 2008 was $245 million, and $230 million, respectively.

We do not provide income taxes on the post-1992 earnings of domestic subsidiaries that we expect to recover tax-free without significant cost. Income taxes have been provided for post-1992 unremitted earnings of domestic corporate joint ventures that we do not expect to recover tax-free. Unremitted earnings of domestic subsidiaries and corporate joint ventures that arose in fiscal years beginning on or before December 31, 1992 have been indefinitely reinvested. Our cash, cash equivalents, and short-term investments are held in various locations throughout the world. At December 31, 2009, about half of the consolidated amount was held outside of the U.S. Almost all of the amounts held outside of the U.S. are available for repatriation subject to relevant tax consequences. We utilize a variety of tax planning and financing strategies to ensure that our worldwide cash is available in the locations in which it is needed. We currently provide income taxes on the earnings of foreign subsidiaries and affiliated companies to the extent these earnings are currently taxable or expected to be remitted. As of December 31, 2009, taxes have not been provided on approximately $7.3 billion of accumulated foreign unremitted earnings that are expected to remain invested indefinitely. It is not practical to calculate the unrecognized deferred tax liability on those earnings.

On January 1, 2007, as prescribed by U.S. GAAP, we recognized a $25 million increase in the liability for unrecognized tax benefits and a decrease to the January 1, 2007, balance of retained earnings of $4 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2009	2008
Balance at January 1	**$ 40**	$ 40
Additions based on tax positions related to the current year	**6**	7
Additions for tax positions of prior years	**14**	6
Reductions for tax positions of prior years	**(4)**	(1)
Settlements and lapse of statute of limitations	**(16)**	(12)
Balance at December 31	**$ 40**	$ 40

Included in the balance at December 31, 2009 and 2008 are $35 million and $29 million, respectively, of unrecognized tax benefits that would impact our effective tax rate if recognized.

We recognize accrued interest and penalties associated with uncertain tax positions as part of tax expense. For the years ended December 31, 2009, 2008 and 2007, the amounts recognized in interest expense and income were immaterial. The amounts accrued at December 31, 2009 and 2008 for the payment of interest and penalties were not significant.

Corning Incorporated, as the common parent company, and all 80%-or-more-owned U.S. subsidiaries join in the filing of consolidated U.S. federal income tax returns. All such returns for periods ended through December 31, 2004, have been audited by and settled with the Internal Revenue Service (IRS). The statute of limitations to audit the 2005 U.S. federal income tax expired in 2009, except to the extent that the loss generated in 2005 is utilized in a subsequent year. In that instance, the statute for the 2005 year may be re-opened.

6. Income Taxes (continued)

Corning Incorporated and U.S. subsidiaries file income tax returns on a combined, unitary or stand-alone basis in multiple state and local jurisdictions, which generally have statutes of limitations ranging from 3 to 5 years. Various state income tax returns are currently in the process of examination or administrative appeal.

Our foreign subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 7 years. Years still open to examination by foreign tax authorities in major jurisdictions include Japan (2006 onward) and Taiwan (2004 and 2007 onward).

While we expect the amount of unrecognized tax benefits to change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or our financial position.

7. Investments

Investments comprise the following (dollars in millions):

	Ownership interest (1)	December 31, 2009	December 31, 2008
Affiliated companies accounted for under the equity method:			
Samsung Corning Precision Glass Co., Ltd.	50%	**$2,772**	$1,965
Dow Corning Corporation	50%	**992**	866
All other	20%-50%	**224**	221
		3,988	3,052
Other investments		**4**	4
Total		**$3,992**	$3,056

(1) Amounts reflect Corning's direct ownership interests in the respective affiliated companies. Corning does not control any of such entities.

7. Investments (continued)

Affiliated Companies at Equity

The results of operations and financial position of the investments accounted for under the equity method follow (in millions):

	Years ended December 31,		
	2009	2008	2007
Statement of operations:			
Net sales	**$10,211**	$10,049	$8,837
Gross profit	**$ 5,043**	$ 4,752	$3,852
Net income	**$ 2,944**	$ 2,724	$1,978
Corning's equity in earnings of affiliated companies (1)	**$ 1,435**	$ 1,358	$ 983
Related party transactions:			
Corning sales to affiliated companies	**$ 50**	$ 41	$ 51
Corning purchases from affiliated companies	**$ 56**	$ 46	$ 32
Corning transfers of assets, at cost, to affiliated companies (2)	**$ 78**	$ 173	$ 110
Dividends received from affiliated companies	**$ 755**	$ 546	$ 490
Royalty income from affiliated companies	**$ 234**	$ 188	$ 149
Corning services to affiliates	**$ 22**		

	December 31,	
	2009	2008
Balance sheet:		
Current assets	**$ 7,236**	$ 5,297
Noncurrent assets	**$11,081**	$ 9,520
Short-term borrowings, including current portion of long-term debt	**$ 690**	$ 937
Other current liabilities	**$ 2,145**	$ 1,879
Long-term debt	**$ 745**	$ 97
Other long-term liabilities	**$ 5,362**	$ 4,571
Non-controlling interest	**$ 588**	$ 540
Related party transactions:		
Balances due from affiliated companies	**$ 122**	$ 20
Balances due to affiliated companies	**$ 2**	$ 2

(1) Amounts include the following restructuring, impairment and other charges and (credits):
- In 2009, equity in earnings of affiliated companies included a charge of $29 million ($27 million after-tax) for our share of the restructuring charges and a credit of $29 million ($27 million after-tax) primarily for excess foreign tax credits that Dow Corning Corporation generated from foreign dividends.
- In 2008, Dow Corning recorded an other-than-temporary impairment for certain securities of Fannie Mae and Freddie Mac, which reduced Corning's equity earnings by $18 million.
- In 2007, equity earnings from Samsung Corning Co. Ltd. were reduced by $40 million primarily due to restructuring and impairment charges.

(2) Corning purchases machinery and equipment on behalf of Samsung Corning Precision to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

We have contractual agreements with several of our equity affiliates which include sales, purchasing, licensing and technology agreements.

At December 31, 2009, approximately $4.1 billion of equity in undistributed earnings of equity companies was included in our retained earnings.

A discussion and summarized results of Corning's significant affiliates at December 31, 2009 follows:

7. Investments (continued)

Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision)

Samsung Corning Precision is a South Korea-based manufacturer of liquid crystal display glass for flat panel displays. Samsung Corning Precision's financial position and results of operations follow (in millions):

	Years ended December 31,		
	2009	2008	2007
Statement of operations:			
Net sales	**$4,250**	$3,636	$2,400
Gross profit	**$3,053**	$2,521	$1,681
Net income	**$2,212**	$1,874	$1,193
Corning's equity in earnings of Samsung Corning Precision	**$1,115**	$ 927	$ 596
Related party transactions:			
Corning sales to Samsung Corning Precision	**$ 30**	$ 9	$ 20
Corning purchases from Samsung Corning Precision	**$ 37**	$ 30	$ 17
Corning transfer of assets, at cost, to Samsung Corning Precision (1)	**$ 78**	$ 173	$ 110
Dividends received from Samsung Corning Precision	**$ 490**	$ 278	$ 217
Royalty income from Samsung Corning Precision	**$ 231**	$ 184	$ 141

	December 31,	
	2009	2008
Balance sheet:		
Current assets	**$2,963**	$1,495
Noncurrent assets	**$3,409**	$3,118
Short-term borrowings, including current portion of long-term debt		
Other current liabilities	**$ 565**	$ 456
Long-term debt		
Other long-term liabilities	**$ 189**	$ 133
Non-controlling interest	**$ 31**	$ 31

(1) Corning purchases machinery and equipment on behalf of Samsung Corning Precision to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

Balances due from Samsung Corning Precision were $36 million at December 31, 2009. Balances due to Samsung Corning Precision were $14 million at December 31, 2009. Balances due from Samsung Corning Precision were $17 million at December 31, 2008.

Corning owns 50% of Samsung Corning Precision. Samsung Electronics Co., Ltd. owns 43% and other shareholders own the remaining 7%.

On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning. After the transaction, Corning retained its 50% interest in Samsung Corning Precision. As a result of this transaction, a difference now exists between the carrying amount of Corning's investment in Samsung Corning Precision and 50% of the net assets of Samsung Corning Precision because Samsung Corning Precision accounted for the transaction at fair value, while Corning accounted for the transaction at historical cost.

7. Investments (continued)

Prior to their merger, Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision) and Samsung Corning Co. Ltd. (Samsung Corning) were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and thirteen other creditors (SGI and Creditors) for alleged breach of an agreement that approximately twenty-eight affiliates of the Samsung group (Samsung Affiliates) entered into with SGI and Creditors on August 24, 1999 (the Agreement). The lawsuit is pending in the courts of South Korea. Under the Agreement it is alleged that the Samsung Affiliates agreed to sell certain shares of Samsung Life Insurance Co., Ltd. (SLI), which had been transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motor Inc. In the lawsuit, SGI and Creditors allege a breach of the Agreement by the Samsung Affiliates and are seeking the loss of principal (approximately $1.95 billion) for loans extended to Samsung Motors Inc., default interest and a separate amount for breach. On January 31, 2008, the Seoul District Court ordered the Samsung Affiliates: to pay approximately $1.30 billion by disposing of 2,334,045 shares of SLI less 1,165,955 shares of SLI previously sold by SGI and Creditors and paying the proceeds to SGI and Creditors; to satisfy any shortfall by participating in the purchase of equity or subordinate debentures issued by them; and pay default interest of 6% per annum. The ruling has been appealed. On November 10, 2009, the Appellate Court directed the parties to attempt to resolve this matter through mediation. As a result, the parties are discussing the possibility of a settlement of this matter. Due to the uncertainties around the financial impact to each of the respective Samsung affiliates, Samsung Corning Precision is unable to reasonably estimate the amount of potential loss, if any, associated with this case and therefore no provision for such loss is reflected in its financial statements. Other than as described above, no claim in these matters has been asserted against Corning or any of its affiliates.

In connection with an investigation by the Commission of the European Communities, Competition DG, of alleged anticompetitive behavior relating to the worldwide production of LCD glass, Corning and Samsung Corning Precision received a request on March 30, 2009, for certain information from the Competition DG. Corning and Samsung Corning Precision have responded to those requests for information. On October 9, 2009, in connection with its investigation, the Competition DG made a further request for information from both Corning and Samsung Corning Precision to which each party has responded. Samsung Corning Precision has also responded to the Competition DG and authorities in other jurisdictions, including the United States in connection with similar investigations of alleged anticompetitive behavior relating to worldwide production of cathode ray tube glass.

In September 2009, Corning and Samsung Corning Precision formed Corsam Technologies LLC (Corsam), a new equity affiliate established to provide glass technology research for future product applications. Samsung Corning Precision invested $124 million in cash and Corning contributed intellectual property with a corresponding value. Corning and Samsung Corning Precision each own 50% of the common stock of Corsam, and Corning has agreed to provide research and development services at arms length to Corsam. Corning does not control Corsam because Samsung Corning Precision's other investors maintain significant participating voting rights. In addition, Corsam has sufficient equity to finance its activities, the voting rights of investors in Corsam are considered substantive, and the risks and rewards of Corsam's research are shared only by those investors noted. As a result, Corsam is accounted for under the equity method of accounting for investments.

7. Investments (continued)

Dow Corning Corporation (Dow Corning)
Dow Corning is a U.S.-based manufacturer of silicone products. Corning and the Dow Chemical Company (Dow Chemical) each own half of Dow Corning.

Dow Corning's financial position and results of operations follow (in millions):

	Years ended December 31,		
	2009	2008	2007
Statement of operations:			
Net sales	**$5,093**	$5,450	$4,943
Gross profit	**$1,760**	$1,953	$1,747
Net income attributable to Dow Corning	**$ 573**	$ 739	$ 690
Corning's equity in earnings of Dow Corning	**$ 287**	$ 369	$ 345
Related party transactions:			
Corning purchases from Dow Corning	**$ 17**	$ 14	$ 13
Dividends received from Dow Corning	**$ 222**	$ 206	$ 130

	December 31,	
	2009	2008
Balance sheet:		
Current assets	**$3,581**	$3,213
Noncurrent assets	**$7,203**	$6,010
Short-term borrowings, including current portion of long-term debt	**$ 683**	$ 891
Other current liabilities	**$1,230**	$1,117
Long-term debt	**$ 742**	$ 87
Other long-term liabilities	**$5,108**	$4,388
Non-controlling interest	**$ 558**	$ 509

At December 31, 2009, Dow Corning's marketable securities included approximately $1.1 billion of auction rate securities, net of impairments of $20.2 million. As a result of a temporary impairment, unrealized losses of $16.8 million, net of $3.4 million for a minority interests' share, were included in accumulated other comprehensive income in Dow Corning's consolidated balance sheet. Corning's share of this unrealized loss was $8.4 million and is included in Corning's accumulated other comprehensive income.

In January 2010, Dow Corning received approval for U.S. Federal Advanced Energy Manufacturing Tax Credits of approximately $169 million. The tax credits were granted as part of the American Reinvestment and Recovery Act of 2009, and are focused on job creation from U.S. manufacturing capacity which supplies clean and renewable energy products. The impact of tax credits will be recognized by Dow Corning as prescribed by U.S. GAAP.

In 2008, Dow Corning recorded an other-than-temporary impairment of $37 million, net of $14 million for a minority interests' share, which was included in Dow Corning's net income for certain securities of Fannie Mae and Freddie Mac. Corning's share of this loss was $18 million and is included in equity earnings in Corning's consolidated statements of income. No additional impairment on the Fannie Mae and Freddy Mac securities was recorded during the year ended December 31, 2009. The majority of Dow Corning's securities are collateralized by portfolios of student loans that are guaranteed by the U.S. government. Auctions for these securities have failed since the first quarter of 2008, reducing the immediate liquidity of these investments. Since Dow Corning does not know when a market will return or develop for these securities, Dow Corning has classified these securities as non-current. Market conditions could result in additional unrealized or realized losses for Dow Corning. Corning's equity earnings from Dow Corning would be reduced by our 50% share of any future impairment that is considered to be other-than-temporary.

In 2008, Dow Corning changed its depreciation method and the estimated useful lives of certain fixed assets. These changes were accounted for as a change in estimate resulting in increased net income of $40 million of which Corning's share was $20 million.

Dow Corning has borrowed the full amount under its $500 million revolving credit facility and believes it has adequate liquidity to fund operations, its capital expenditure plan, breast implant settlement liabilities, and shareholder dividends.

7. Investments (continued)

In 1995, Corning fully impaired its investment of Dow Corning upon its entry into bankruptcy proceedings and did not recognize net equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that Dow Corning's emergence from bankruptcy protection was probable. Dow Corning emerged from bankruptcy in 2004. See discussion below for additional information and for a history of this matter. Corning considers the $249 million difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent.

Corning and Dow Chemical each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan), which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.6 billion to the Settlement Trust. As of December 31, 2009, Dow Corning had recorded a reserve for breast implant litigation of $1.6 billion and anticipates insurance receivables of $16 million. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. As of December 31, 2009, Dow Corning has estimated the liability to commercial creditors to be within the range of $83 million to $260 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $83 million, net of applicable tax benefits. In addition, the London Market Insurers (the LMI Claimants) have claimed a reimbursement right with respect to a portion of insurance proceeds previously paid by the LMI Claimants to Dow Corning. This claim is based on a theory that the LMI Claimants overestimated Dow Corning's liability for the resolution of implant claims pursuant to the Plan. The LMI Claimants offered two calculations of their claim amount: $54 million and $93 million, plus minimum interest of $67 million and $116 million, respectively. These estimates were explicitly characterized as preliminary and subject to change. Litigation regarding this claim is in the discovery stage. Dow Corning disputes the claim and is unable to reasonably estimate any potential liability. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. There are no remaining tort claims against Corning, other than those that will be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

Pittsburgh Corning Corporation (PCC)

Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. At the time PCC filed for bankruptcy protection, there were approximately 11,800 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently involved in approximately 10,400 other cases (approximately 38,800 claims) alleging injuries from asbestos and similar amounts of monetary damages per case. Those cases have been covered by insurance without material impact to Corning to date. As described below, several of Corning's insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for these claims. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

On March 28, 2003, Corning announced that it had reached agreement with the representatives of asbestos claimants for the resolution of all current and future asbestos claims against it and PCC, which might arise from PCC products or operations (the 2003 Plan). The 2003 Plan would have required Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, contribute 25 million shares of Corning common stock, and pay a total of $140 million in six annual installments (present value $131 million at March 2003), beginning one year after the plan's effective date, with 5.5 percent interest from June 2004. In addition, the 2003 Plan provided that Corning would assign certain insurance policy proceeds from its primary insurance and a portion of its excess insurance.

On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the 2003 Plan for reasons it set out in a memorandum opinion. Several parties, including Corning, filed motions for reconsideration. These motions were argued on March 5, 2007, and the Bankruptcy Court reserved decision.

7. Investments (continued)

On January 10, 2008, some of the parties in the proceeding advised the Bankruptcy Court that they had made substantial progress on a proposed amended plan of reorganization (the Amended PCC Plan) that resolved issues raised by the Court in denying the confirmation of the 2003 Plan and that would therefore make it unnecessary for the Bankruptcy Court to decide the motion for reconsideration. On March 27, 2008 and May 22, 2008, the parties further informed the Bankruptcy Court on the progress toward the Amended PCC Plan. The parties filed a partial tentative plan on August 8, 2008. The parties continued to inform the Bankruptcy Court of the status of their discussions on the Amended PCC Plan. The complete Amended PCC Plan and its ancillary documents were filed with the Bankruptcy Court on January 29, 2009.

As a result, Corning believes the Amended PCC Plan now represents the most probable outcome of this matter and expects that the Amended PCC Plan will be confirmed by the Court. At the same time, Corning believes the 2003 Plan no longer serves as the basis for the Company's best estimate of liability. Key provisions of the Amended PCC Plan address the concerns expressed by the Bankruptcy Court. Accordingly, in the first quarter of 2008, Corning adjusted its asbestos litigation liability to reflect components of the Amended PCC Plan. The proposed resolution of PCC asbestos claims under the Amended PCC Plan requires Corning to contribute its equity interests in PCC and PCE and to contribute a fixed series of payments, recorded at present value. Corning will have the option to use its shares rather than cash to make these payments, but the liability is fixed by dollar value and not the number of shares. The Amended PCC Plan would require Corning to make (1) one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and (2) five additional payments of $50 million, on each of the five subsequent anniversaries of the first payment, the final payment of which is subject to reduction based on the application of credits under certain circumstances.

The Amended PCC Plan does not include non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional $150 million for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more Company-specific data becomes available.

The liability for the Amended PCC Plan and the non-PCC asbestos claims was estimated to be $682 million at December 31, 2009, compared with an estimate of liability of $662 million at December 31, 2008. For the year ended December 31, 2009, Corning recorded asbestos litigation expense of $20 million. The entire obligation is classified as a non-current liability as installment payments for the cash portion of the obligation are not planned to commence until more than 12 months after the Amended PCC Plan becomes effective and the PCE portion of the obligation will be fulfilled through the direct contribution of Corning's investment in PCE (currently recorded as a non-current other equity method investment).

In the first quarter of 2008, Corning recorded a credit to asbestos settlement expense of $327 million as a result of the increase in likelihood of a settlement under the Amended PCC Plan and a corresponding decrease in the likelihood of a settlement under the 2003 Plan. For the year ended December 31, 2008, after the first quarter adjustment to the settlement amount, Corning recorded a benefit of $13 million to reflect the change in value of the estimated liability under an Amended PCC Plan.

The Amended PCC Plan is subject to a number of contingencies. Payment of the amounts required to fund the Amended PCC Plan from insurance and other sources are subject to a number of conditions which may not be achieved. The approval of the Amended PCC Plan by the Bankruptcy Court is not certain and faces objections by some parties. Any approval of the Amended PCC Plan by the Bankruptcy Court is subject to appeal. The Amended PCC Plan is subject to a vote of PCC's creditors. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Several of Corning's insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the potential resolutions described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation and therefore cannot estimate the range of any possible loss.

At December 31, 2009 and 2008, the fair value of PCE significantly exceeded is carrying value of $125 million and $112 million, respectively. There have been no impairment indicators for our investment in PCE and we continue to recognize equity earnings of this affiliate. PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court on April 16, 2000. At that time, Corning determined it lacked the ability to recover the carrying amount of its investment in PCC and its investment was other than temporarily impaired. As a result, we reduced our investment in PCC to zero.

7. Investments (continued)

Samsung Corning Co., Ltd. (Samsung Corning)

Samsung Corning was a South Korea-based manufacturer of glass panels and funnels for cathode ray tube (CRT) television and display monitors.

In the fourth quarter of 2007, Samsung Corning recorded a gain of approximately $17 million on metal and scrap sales and asset impairment and restructuring charges of $28 million. These items reduced Corning's equity earnings by $6 million in the fourth quarter. During 2007, Samsung Corning incurred impairment and other charges totaling $94 million as a result of a decline in the projected operating results for certain display businesses and gains of approximately $30 million on the sale of precious metals. These items reduced Corning's equity earnings by $32 million for the full year.

Samsung Corning's results of operations follow (in millions):

	Year ended December 31, 2007
Statement of operations:	
Net sales	$521
Gross profit	$103
Net loss	$ (80)
Corning's equity in (losses) earnings of Samsung Corning	$ (42)
Related party transactions:	
Dividends received from Samsung Corning	$ 75
Royalty income from Samsung Corning	$ 4

Until December 31, 2007, Corning had a 50% interest in Samsung Corning Company, Ltd. (Samsung Corning), a producer of glass panels and funnels for cathode ray tubes for televisions and computer monitors, with manufacturing facilities in Korea, Germany, China and Malaysia. Samsung Electronics Company, Ltd. and affiliates owned the remaining 50% interest in Samsung Corning. On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning in a transaction accounted for by Samsung Corning Precision as a purchase. After the transaction, Corning retained its 50% interest in Samsung Corning Precision.

8. Acquisition

On September 15, 2009, Corning acquired all of the shares of Axygen Bioscience, Inc. and its subsidiaries from American Capital Ltd. for $410 million, net of $7 million cash received. Axygen is a leading manufacturer and distributor of high-quality life sciences plastic consumable labware, liquid handling products, and bench-top laboratory equipment.

The purchase price of the acquisition was allocated to the net tangible and other intangible assets acquired with the remainder recorded as goodwill on the basis of fair value. The following amounts represent preliminary estimates and are subject to revision when valuations are finalized (in millions):

Total current assets	$ 63
Other tangible assets	49
Other intangible assets	153
Current and non-current liabilities	(80)
Net tangible and intangible assets	$185
Purchase price, including cash received	417
Goodwill (1)	$232

(1) None of the goodwill recognized is deductible for U.S. income tax purposes. The goodwill was allocated to the Life Sciences segment.

Goodwill is primarily related to the value of Axygen's product portfolio and distribution network and its combination with Corning's existing life science platform, as well as synergies and other intangibles that do not qualify for separate recognition. Acquisition-related costs of $4 million in 2009 included costs for legal, accounting, valuation and other professional services and were included in selling, general and administrative expense in the Consolidated Statements of Income. Supplemental pro forma information was not provided because Axygen is not material to Corning's consolidated financial statements.

9. Property, Net of Accumulated Depreciation

Property, net follows (in millions):

	December 31,	
	2009	2008
Land	**$ 96**	$ 71
Buildings	**3,443**	2,906
Equipment	**9,237**	8,364
Construction in progress	**722**	1,928
	13,498	13,269
Accumulated depreciation	**(5,503)**	(5,070)
Total	**$7,995**	$ 8,199

Approximately $29 million, $31 million, and $19 million of interest costs were capitalized as part of property, net in 2009, 2008 and 2007, respectively.

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals. At December 31, 2009 and 2008, the recorded value of precious metals totaled $1.8 billion. Depletion expense related to the years ended December 31, 2009, 2008, and 2007 totaled $12 million, $13 million, and $16 million, respectively.

10. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the twelve months ended December 31, 2009 and 2008 are as follows (in millions):

	Telecommunications	Display Technologies	Specialty Materials	Life Sciences	Total
Balance at December 31, 2008	$118	$9	$150		$277
Acquired goodwill (1)				$232	$232
Balance at December 31, 2009	**$118**	**$9**	**$150**	**$232**	**$509**

(1) The Company recorded goodwill associated with the purchase of Axygen Bioscience, Inc. in the third quarter 2009. Refer to Note 8 (Acquisition) for additional information.

Other Intangible Assets

Other intangible assets follow (in millions):

	December 31,					
	2009			2008		
	Gross	**Accumulated amortization**	**Net**	Gross	Accumulated amortization	Net
Amortized intangible assets:						
Patents, trademarks & tradenames (1)	**$206**	**$122**	**$ 84**	$129	$112	$17
Non-competition agreements	**98**	**93**	**5**	98	90	8
Other (1)	**80**	**2**	**78**	5	2	3
Total	**$384**	**$217**	**$167**	$232	$204	$28

(1) The Company recorded other identifiable intangible assets associated with the purchase of Axygen Bioscience, Inc. in the third quarter 2009. Refer to Note 8 (Acquisition) for additional information.

Amortized intangible assets are primarily related to the Telecommunications and Life Sciences segments. Amortization expense related to these intangible assets was approximately $10 million annually for the periods presented. Amortization expense is estimated to be approximately $6 million for 2010, and $6 million thereafter.

11. Other Liabilities

Other accrued liabilities follow (in millions):

	December 31,	
	2009	2008
Current liabilities:		
Wages and employee benefits	**$ 393**	$ 317
Income taxes	**125**	171
Customer deposits	**80**	320
Other current liabilities	**317**	320
Other accrued liabilities	**$ 915**	$1,128
Non-current liabilities:		
Asbestos litigation	**$ 682**	$ 662
Customer deposits	**24**	49
Other non-current liabilities	**667**	691
Other liabilities	**$1,373**	$1,402

Asbestos Litigation

At December 31, 2009, Corning's liability for asbestos litigation reflected the components of a proposed resolution that requires Corning to contribute its equity interest in PCC and PCE and to contribute a fixed series of cash payments, recorded at present value on December 31, 2009. Corning will have the option to use its shares rather than cash to settle the liability, but the liability is fixed by dollar value and not the number of shares. This proposed resolution would require Corning to make one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and five additional payments of $50 million on subsequent anniversaries of the first payment, subject to certain credits applicable under certain circumstances to Corning's final payment.

In addition, an amount is included in the asbestos litigation liability for non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional amount for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the PCC Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more Company-specific data becomes available. Refer to Note 7 (Investments) for additional information on the asbestos litigation.

Customer Deposits

In 2005 and 2004, several of Corning's customers entered into long-term purchase and supply agreements in which Corning's Display Technologies segment would supply large-size glass substrates to these customers over periods of up to six years. As part of the agreements, these customers agreed to make advance cash deposits to Corning for a portion of the contracted glass to be purchased.

Upon receipt of the cash deposits made by customers, we recorded a customer deposit liability. This liability is reduced at the time of future product sales over the life of the agreements. As product is shipped to a customer, Corning recognizes revenue at the selling price and issues credit memoranda for an agreed amount of the customer deposit liability. The credit memoranda are applied against customer receivables resulting from the sale of product, thus reducing operating cash flows in later periods as these credits are applied for cash deposits received in earlier periods.

Between 2004 and 2007, we received a total of $937 million for customer deposit agreements. In 2007, we received our last deposit of $105 million. We do not expect to receive additional deposits related to these agreements. In 2009, 2008 and 2007, we issued $253 million, $266 million, and $231 million, respectively, in credits that were applied to customer receivable balances when payments were due. In 2010, we expect to issue approximately $80 million in credits. In the event customers elect not to purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of customer deposits.

12. Debt

(In millions):

	December 31,	
	2009	2008
Current portion of long-term debt	**$ 74**	$ 78
Long-term debt		
Notes, 6.3%, due 2009		$ 54
Euro notes, 6.25%, due 2010	**$ 51**	49
Debentures, 6.75%, due 2013	**100**	100
Debentures, 5.90%, due 2014	**200**	200
Debentures, callable, 6.05%, due 2015	**100**	100
Debentures, 6.20%, due 2016	**216**	218
Debentures, 8.875%, due 2016	**84**	85
Debentures, 6.625%, due 2019	**250**	
Debentures, 8.875%, due 2021	**90**	91
Medium-term notes, average rate 7.66%, due through 2023	**45**	45
Debentures, 7.00%, due 2024	**99**	
Debentures, 6.85%, due 2029	**177**	179
Debentures, callable, 7.25%, due 2036	**248**	250
Other, average rate 3.2%, due through 2015	**344**	234
Total long-term debt	**2,004**	1,605
Less current portion of long-term debt	**74**	78
Long-term debt	**$1,930**	$1,527

At December 31, 2009 and 2008, the weighted-average interest rate on current portion of long-term debt was 5.0% and 5.1%, respectively.

Based on borrowing rates currently available to us for loans with similar terms and maturities, the fair value of long-term debt was $2.0 billion at December 31, 2009 and $1.5 billion at December 31, 2008.

The following table shows debt maturities by year at December 31, 2009 (in millions):

2010	2011	2012	2013	2014	Thereafter
$74	$54	$23	$124	$222	$1,443

In the fourth quarter of 2006, we amended our existing revolving credit facility. The amended facility provides us access to a $1.1 billion unsecured multi-currency line of credit and expires in November 2011. The facility includes two financial covenants, including a leverage test (debt to capital ratio), and an interest coverage ratio (calculated on the most recent four quarters). As of December 31, 2009, we were in compliance with these covenants.

Debt Issuances and Retirements

During the year ended December 31, 2009, we recorded the impact of a capital lease obligation associated with a manufacturing facility in our Display Technologies segment. The balance of this obligation at December 31, 2009 was $150 million and is included in our long-term debt balance.

In the second quarter of 2009, we issued $250 million of 6.625% senior unsecured notes and $100 million of 7% senior unsecured notes for net proceeds of approximately $248 million and $98 million, respectively. The 6.625% notes mature on May 15, 2019 and the 7% notes mature on May 15, 2024. We may redeem these debentures at any time.

Corning redeemed $54 million principal amount of our 6.3% notes due March 1, 2009. There were no other significant debt reductions during 2009.

On December 1, 2008, we filed a shelf registration statement with the SEC that registered an indeterminate amount and number of securities, and allows us to offer such securities in numbers and amounts determined at the time of such offering.

12. Debt (continued)

During the year ended December 31, 2007, we paid $238 million to redeem $223 million principal amount of our 6.25% Euro notes due 2010. We recognized a loss of $15 million upon the early redemption of these notes.

13. Employee Retirement Plans

Defined Benefit Plans

We have defined benefit pension plans covering certain domestic and international employees. Our funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company's long-term funding targets. In 2009, we made a voluntary contribution of $80 million to our domestic and international pension plans. In 2008, we made voluntary contributions of $52 million to our domestic and international pension plans.

In 2000, we amended our U.S. pension plan to include a cash balance pension feature. Certain salaried and non-union hourly employees remain in the traditional defined benefit plan. All salaried and non-union hourly employees hired after July 1, 2000, are automatically participants in the new cash balance plan. Under the cash balance plan, employee accounts are credited monthly with a percentage of eligible pay based on age and years of service. The Pension Protection Act of 2006 requires vesting after three years for cash balance plans by January 1, 2008. Corning adopted this measure on January 1, 2008.

Corning offers postretirement plans that provide health care and life insurance benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Prior to January 1, 2003, our principal retiree medical plans required retiree contributions each year equal to the excess of medical cost increases over general inflation rates. For current retirees (including surviving spouses) and active employees eligible for the salaried retiree medical program, we have placed a "cap" on the amount we will contribute toward retiree medical coverage in the future. The cap is equal to 120% of our 2005 contributions toward retiree medical benefits. Once our contributions toward salaried retiree medical costs reach this cap, impacted retirees will have to pay the excess amount in addition to their regular contributions for coverage. This cap was attained for post-65 retirees in 2008 and has impacted their contribution rate in 2009. The pre-65 retirees are expected to trigger the cap in 2011. Furthermore, employees hired or rehired on or after January 1, 2007 will be eligible for Corning retiree medical upon retirement; however, these employees will pay 100% of the cost.

In 2009, Corning recorded restructuring charges of $50 million for U.S. pension and postretirement benefit plans. This included a curtailment charge of $33 million for the qualified defined benefit plan (U.S. pension plan) and the U.S. postretirement benefit plan. Accordingly, we remeasured the U.S. pension and postretirement benefit plan as of March 31, 2009. The remeasurement resulted in an increase of $115 million to the Company's U.S. pension liability and a decrease of $12 million to the U.S. postretirement benefit plan liability. As part of the remeasurement, we updated the assumed discount rate for both plans to 6.25%, which reflected a 25 basis point increase from December 31, 2008.

13. Employee Retirement Plans (continued)

Obligations and Funded Status

The change in benefit obligation and funded status of our employee retirement plans follow (in millions):

December 31,	Pension benefits 2009	Pension benefits 2008	Postretirement benefits 2009	Postretirement benefits 2008
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 2,601**	$ 2,589	**$ 843**	$ 804
Service cost	**46**	51	**11**	12
Interest cost	**157**	150	**51**	47
Plan participants' contributions	**1**	2	**7**	5
Amendments		(5)		
Curtailment loss	**19**		**11**	
Actuarial losses (gains)	**112**	20	**67**	36
Special termination benefits	**19**	7	**1**	1
Other		5		
Benefits paid	**(184)**	(164)	**(69)**	(68)
Medicare subsidy received			**6**	6
Foreign currency translation	**20**	(54)		
Benefit obligation at end of year	**$ 2,791**	$ 2,601	**$ 928**	$ 843
Change in plan assets				
Fair value of plan assets at beginning of year	**2,043**	2,597		
Actual gain (loss) on plan assets	**288**	(398)		
Employer contributions	**101**	77		
Acquisition (divestitures)		(6)		
Plan participants' contributions	**1**	2		
Benefits paid	**(184)**	(164)		
Foreign currency translation	**21**	(65)		
Fair value of plan assets at end of year	**$ 2,270**	$ 2,043		
Funded status at end of year				
Fair value of plan assets	**$ 2,270**	$ 2,043		
Benefit obligations	**(2,791)**	(2,601)	**$(928)**	$(843)
Funded status of plans	**$ (521)**	$ (558)	**$(928)**	$(843)
Amounts recognized in the consolidated balance sheets consist of:				
Noncurrent asset		$ 16		
Current liability	**$ (9)**	(10)	**$ (70)**	$ (59)
Noncurrent liability	**(512)**	(564)	**(858)**	(784)
Recognized (liability) asset	**$ (521)**	$ (558)	**$(928)**	$(843)
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss	**$ 937**	$ 967	**$ 256**	$ 201
Prior service cost (credit)	**20**	29	**(16)**	(20)
Transition asset	**(1)**	(1)		
Amount recognized at end of year	**$ 956**	$ 995	**$ 240**	$ 181

The accumulated benefit obligation for defined benefit pension plans was $2.7 billion and $2.5 billion at December 31, 2009 and 2008, respectively.

13. Employee Retirement Plans (continued)

The following information is presented for pension plans where the projected benefit obligation and the accumulated benefit obligation as of December 31, 2009 and 2008 exceeded the fair value of plan assets (in millions):

	December 31,	
	2009	2008
Projected benefit obligation	**$2,791**	$2,452
Accumulated benefit obligation	**$2,677**	$2,342
Fair value of plan assets	**$2,270**	$1,878

The components of net periodic benefit expense for our employee retirement plans follow (in millions):

	Pension benefits			Postretirement benefits		
Years ended December 31,	**2009**	2008	2007	**2009**	2008	2007
Service cost	**$ 46**	$ 51	$ 53	**$ 11**	$12	$12
Interest cost	**157**	150	145	**51**	47	44
Expected return on plan assets	**(179)**	(196)	(182)			
Amortization of net loss	**31**	14	12	**11**	8	6
Amortization of prior service cost (credit)	**8**	10	30	**(3)**	(3)	(3)
Total periodic benefit expense	**$ 63**	$ 29	$ 58	**$ 70**	$64	$59
Curtailment charge	**22**			**10**		
Total expense	**$ 85**	$ 29	$ 58	**$ 80**	$64	$59
Other changes in plan assets and benefit obligations recognized in other comprehensive income:						
Curtailment effects	**$ (2)**			**$ 2**		
Current year actuarial loss (gain)	**2**	$ 615	$(106)	**66**	$36	$ 6
Amortization of actuarial loss	**(31)**	(14)	(30)	**(11)**	(8)	(6)
Amortization of prior service (cost) credit	**(9)**	(10)	(12)	**3**	3	3
Total recognized in other comprehensive income	**$ (40)**	$ 591	$(148)	**$ 60**	$31	$ 3
Total recognized in net periodic benefit cost and other comprehensive income	**$ 45**	$ 620	$ (90)	**$140**	$95	$62

The Company expects to recognize $52 million of net loss and $8 million of net prior service cost as components of net periodic pension cost in 2010 for its defined benefit pension plans. The Company expects to recognize $15 million of net loss and $2 million of net prior service credit as components of net periodic postretirement benefit cost in 2010.

Corning uses a hypothetical yield curve and associated spot rate curve to discount the plan's projected benefit payments. Once the present value of projected benefit payments is calculated, the suggested discount rate is equal to the level rate that results in the same present value. The yield curve is based on actual high-quality corporate bonds across the full maturity spectrum, which also includes private placements as well as Eurobonds that are denominated in U.S. currency. The curve is developed from yields on approximately 550-600 bonds from four grading sources, Moody's, S&P, Fitch and the Dominion Bond Rating Service. A bond will be included if at least half of the grades from these sources are Aa, non-callable bonds. The very highest and lowest 10th percentile yields are excluded from the curve to eliminate outliers in the bond population.

Measurement of postretirement benefit expense is based on assumptions used to value the postretirement benefit obligation at the beginning of the year.

13. Employee Retirement Plans (continued)

The weighted-average assumptions used to determine benefit obligations at December 31 follow:

	Pension benefits						Postretirement benefits		
	Domestic			International			Domestic		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Discount rate	**5.75%**	6.00%	6.00%	**5.75%**	5.12%	4.58%	**5.75%**	6.00%	6.00%
Rate of compensation increase	**4.25%**	5.00%	5.00%	**4.04%**	4.20%	3.99%			

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 follow:

	Pension benefits						Postretirement benefits		
	Domestic			International			Domestic		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Discount rate	**6.00/6.25%**(1)	6.00%	5.75%	**5.12%**	4.58%	4.59%	**6.00/6.25%**(1)	6.00%	5.75%
Expected return on plan assets	**7.75%**	8.00%	8.00%	**6.08%**	6.73%	6.81%			
Rate of compensation increase	**5.00%**	5.00%	5.00%	**4.20%**	3.99%	3.89%			

(1) The discount rate at December 31, 2008 was 6.00%. At March 31, 2009 remeasurement date, the discount rate was changed to 6.25%.

The assumed rate of return was determined based on the current interest rate environment and historical market premiums relative to fixed income rates of equities and other asset classes. Reasonableness of the results is tested using models provided by investment consultants and the plan actuaries.

Assumed health care trend rates at December 31	**2009**	2008
Health care cost trend rate assumed for next year	**8.5%**	8.2%
Rate that the cost trend rate gradually declines to	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2017**	2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on annual total of service and interest cost	$ 4	$ (3)
Effect on postretirement benefit obligation	$50	$(41)

Plan Assets

The Company's overall investment strategy is to obtain sufficient return and provide adequate liquidity to meet the benefit obligations of the pension plan. Investments are made in public securities to ensure adequate liquidity to support benefit payments. Domestic and international stocks and bonds provide diversification to the portfolio. The target allocation for domestic equity investment is 12.5% which includes large, mid and small cap companies. The target allocation of international equities is 12.5%, which includes investments in both developed and emerging markets. The target allocation for bond investments is 55%, which predominately includes both government and corporate bonds. Long duration fixed income assets are utilized to mitigate the sensitivity of funding ratios to changes in interest rates. The target allocation for non-public investments in private equity and real estate is 15%, and is used to enhance returns and offer additional asset diversification. The target allocation for commodities is 5%, which provides some inflation protection to the portfolio.

13. Employee Retirement Plans (continued)

The following table provides fair value measurement information for the Company's major categories of defined benefit plan assets (in millions):

	December 31, 2009	Fair value measurements at reporting date using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities:				
U.S. companies	$ 270	$190	$ 80	
International companies	330	41	289	
Fixed income:				
U.S. treasuries/agencies	158		158	
U.S. corporate bonds	857		857	
International fixed income	194		194	
Other fixed income	19		19	
Private equity (1)	222			$222
Real estate (2)	61			61
Insurance contracts	5			5
Cash equivalents	47	11	36	
Commodities (3)	107		107	
Total	$2,270	$242	$1,740	$288

(1) This category includes venture capital, leverage buyouts and distressed debt limited partnerships invested primarily in the U.S. companies. The inputs are valued by internally generated Discounted Cash Flow Analysis and comparable sale analysis.

(2) This category includes industrial, office, apartments, hotels, infrastructure, and retail investments which are limited partnerships predominately in the U.S. The inputs are valued by internally generated Discounted Cash Flow Analysis; comparable sale analysis and periodic external appraisals.

(3) This category includes investments in energy, industrial metals, precious metals, agricultural and livestock primarily through futures, options, swaps, and exchange traded funds.

The table below sets forth a summary of changes in the fair value of the defined benefit plans Level 3 assets for the year ended December 31, 2009 (in millions):

	Level 3 assets, Year ended December 2009: Private equity	Real estate	Insurance contracts
Beginning balance at December 31, 2008	$225	$ 86	$5
Actual return on plan assets relating to assets still held at the reporting date	(14)	(32)	
Purchases, sales, and settlements			
Transfers in and/or out of level 3	11	7	
Ending balance at December 31, 2009	$222	$ 61	$5

Credit Risk

37% of plan assets are invested in long duration corporate bonds. The average rating for these bonds is A. These bonds are subject to credit risk, such that a decline in credit ratings for the underlying companies would result in a decline in the value of the bonds. These bonds are also subject to default risk.

Currency Risk

24% of assets are valued in non U.S. dollar denominated investments that are subject to currency fluctuations. The value of these securities will decline if the U.S. dollar increases in value relative to the value of the currencies in which these investments are denominated.

13. Employee Retirement Plans (continued)

Liquidity Risk
13% of the securities are invested in Level 3 securities. These are long-term investments in private equity and private real estate investments that may not mature or be sellable in the near-term without significant loss.

At December 31, 2009 and 2008, the amount of Corning common stock included in equity securities was not significant.

Cash Flow Data
We anticipate making voluntary cash contributions of approximately $230 million to our domestic and international plans in 2010.

The following reflects the gross benefit payments which are expected to be paid for the domestic and international plans and the gross amount of annual Medicare Part D federal subsidy expected to be received (in millions):

	Expected benefit payments		
	Pension benefits	Postretirement benefits	Expected federal subsidy payments post retirement benefits
2010	$ 187	$ 82	$ 7
2011	$ 192	$ 87	$ 7
2012	$ 199	$ 92	$ 8
2013	$ 204	$ 95	$ 8
2014	$ 210	$ 99	$ 9
2015-2019	$1,161	$538	$49

Other Benefit Plans

We offer defined contribution plans covering employees meeting certain eligibility requirements. Total consolidated defined contribution plan expense was $50 million, $53 million and $39 million for the years ended December 31, 2009, 2008 and 2007, respectively.

14. Commitments, Contingencies, and Guarantees

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 58	$ 28	$ 10	$ 3		$ 17
Credit facilities for equity companies	125	25	25	25	$ 25	25
Stand-by letters of credit (1)	60	59	1			
Loan guarantees	9					9
Subtotal of commitment expirations per period	$ 252	$112	$ 36	$ 28	$ 25	$ 51
Purchase obligations	$ 63	$ 37	$ 12	$ 7	$ 5	$ 2
Capital expenditure obligations (2)	217	217				
Total debt (3)	1,706	72	23	21	122	1,468
Minimum rental commitments	201	41	34	28	24	74
Capital leases (3)(4)	385	16	43	13	13	300
Interest on long-term debt (5)	1,334	111	107	107	107	902
Uncertain tax positions (6)	9	3	2	2	2	
Subtotal of contractual obligation payments due by period	3,915	497	221	178	273	2,746
Total commitments and contingencies	**$4,167**	**$609**	**$257**	**$206**	**$298**	**$2,797**

(1) At December 31, 2009, $41 million of the $60 million was included in other accrued liabilities on our consolidated balance sheets.
(2) Capital expenditure obligations, primarily related to our Display Technologies segment expansions, are included on our balance sheet.
(3) At December 31, 2009, $2.0 billion was included on our balance sheet. Total debt above is stated at maturity value.
(4) At December 31, 2009, $151 million of the $385 million represents imputed interest.
(5) The estimate of interest payments assumes interest is paid through the date of maturity or expiration of the related debt, based upon stated rates in the respective debt instruments.
(6) At December 31, 2009, $16 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $7 million of that amount will become payable.

14. Commitments, Contingencies, and Guarantees (continued)

We are required, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

We have agreed to provide a credit facility related to Dow Corning. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw material and energy-related take-or-pay contracts. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

Minimum rental commitments under leases outstanding at December 31, 2009 follow (in millions):

2010	2011	2012	2013	2014	2015 and thereafter
$41	$34	$28	$24	$20	$54

Total rental expense was $65 million for 2009, $59 million for 2008 and $69 million for 2007.

A reconciliation of the changes in the product warranty liability for the year ended December 31 follows (in millions):

	2009	2008
Balance at January 1	**$18**	$19
Adjustments for warranties issued for current year sales	**$ 7**	$ 7
Adjustments for warranties related to prior year sales	**$ 1**	$ (7)
Settlements made during the current year	**$ (2)**	$ (1)
Balance at December 31	**$24**	$18

Corning is a defendant in various lawsuits, including environmental, product-related suits, the Dow Corning and PCC matters discussed in Note 7 (Investments), and is subject to various claims that arise in the normal course of business. In the opinion of management, the likelihood that the ultimate disposition of these matters will have a material adverse effect on Corning's consolidated financial position, liquidity, or results of operations, is remote. Other than certain asbestos related claims, there are no other material loss contingencies related to litigation.

Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 21 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2009, and December 31, 2008, Corning had accrued approximately $26 million (undiscounted) and $21 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

The ability of certain subsidiaries and affiliated companies to transfer funds is limited by provisions of foreign government regulations, affiliate agreements and certain loan agreements. At December 31, 2009, the amount of equity subject to such restrictions for consolidated subsidiaries was not significant. While this amount is legally restricted, it does not result in operational difficulties since we have generally permitted subsidiaries to retain a majority of equity to support their growth programs.

15. Hedging Activities

Effective January 1, 2009, Corning adopted U.S. GAAP requirements for enhanced disclosures about derivatives. As required, we provide qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. The adoption of these requirements did not have a material impact on the Company's consolidated results of operation or financial condition.

Corning operates and conducts business in many foreign countries and as a result is exposed to movements in foreign currency exchange rates. The areas in which exchange rate fluctuations affect us include:

- Financial instruments and transactions denominated in foreign currencies, which impact earnings; and
- The translation of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

Our most significant foreign currency exposures relate to the Japanese yen, Korean won, New Taiwan dollar, and euro. We selectively enter into foreign exchange forward and option contracts with durations of generally 18 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. The hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results.

We engage in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The hedge contracts reduce the exposure to fluctuations in exchange rate movements because the gains and losses associated with foreign currency balances and transactions are generally offset with gains and losses of the hedge contracts. Because the impact of movements in foreign exchange rates on the value of hedge contracts offsets the related impact on the underlying items being hedged, these financial instruments help alleviate the risk that might otherwise result from currency exchange rate fluctuations.

The following table summarizes the notional amounts and respective fair values of Corning's derivative financial instruments, which mature at varying dates (in millions):

		Asset derivatives		Liability derivatives	
As of December 31, 2009	**Notional amount**	**Balance sheet location**	**Fair value**	**Balance sheet location**	**Fair value**
Derivatives designated as hedging instruments					
Foreign exchange contracts	$ 424	Other current assets	$17	Other accrued liabilities	$ (1)
Derivatives not designated as hedging instruments					
Foreign exchange contracts	$1,540	Other current assets	$36	Other accrued liabilities	$(13)
Total derivatives	$1,964		$53		$(14)

Corning uses derivative instruments (forwards and options) to limit exposures to fluctuations related to certain monetary assets, monetary liabilities, and net earnings in foreign currencies. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated derivatives. Changes in the fair value of undesignated derivatives are recorded in current period earnings in the other income, net component, along with the foreign currency gains and losses arising from the underlying monetary assets or liabilities in the consolidated statement of operations. The notional amount of the undesignated derivatives at each of December 31, 2009 and December 31, 2008 was $1.5 billion.

15. Hedging Activities (continued)

The following tables summarize the effect on the consolidated financial statements relating to Corning's derivative financial instruments, which mature at varying dates (in millions):

	Effect of derivative instruments on the consolidated financial statements for the year ended December 31, 2009				
Derivatives in hedging relationships	**Gain/(loss) recognized in other comprehensive income (OCI)**	**Location of gain/(loss) reclassified from accumulated OCI into income (effective)**	**Gain/(loss) reclassified from accumulated OCI into income (effective)**	**Location of gain/(loss) related to ineffectiveness & excluded from effectiveness testing**	**Gain/(loss) related to ineffectiveness & excluded from effectiveness testing**
Cash flow hedges					
Foreign exchange contracts	$ 22	Cost of sales	$ 2	Other income/ (expense)	$0
Foreign exchange contracts	6	Royalties (1)	$(32)	Other income/ (expense)	$0
Total cash flow hedges	$ 28		$(30)		$0
Net investment hedges					
Foreign denominated debt	$ (1)				
Total net investment hedges	$ (1)				

Undesignated derivatives	**Location of gain/(loss) recognized in income**	**Gain/(loss) recognized in income**
Foreign exchange contracts	Other income/ (expense)	$ 9
Total undesignated		$ 9

(1) Included in this amount is a loss of $8 million relating to derivatives that were de-designated by the company in the fourth quarter of 2008 for which the amounts recorded in accumulated OCI were determined to still be probable or reasonably possible of occurring as originally forecasted.

The forward and option contracts we use in managing our foreign currency exposures contain an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, we minimize this risk by selecting our counterparties from a diverse group of highly-rated major domestic and international financial institutions with which we have other financial relationships. We are exposed to potential losses in the event of non-performance by these counterparties; however, we do not expect to record any losses as a result of counterparty default. Neither we nor our counterparties are required to post collateral for these financial instruments.

The amount of ineffectiveness, related to derivatives, at December 31, 2009 was insignificant. The amount of ineffectiveness at December 31, 2008 was a loss of $19 million.

Cash Flow Hedges

Corning typically has cash flow hedges that are comprised of foreign exchange forward and option contracts. Corning utilizes a regression analysis for the effectiveness analysis of its cash flow hedges, both prospectively and retrospectively.

Corning defers net gains and losses from cash flow hedges into accumulated other comprehensive income on the consolidated balance sheet until such time as the hedged item impacts earnings. At that time, Corning reclassifies net gains and losses from cash flow hedges into the same line item of the consolidated statements of income where the effects of the hedged item are recorded, typically sales, cost of sales, or royalty income. At December 31, 2009, the amount of net losses expected to be reclassified into earnings within the next 12 months was $16 million.

Net Investment in Foreign Operations

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in foreign operations. The effective portion of the changes in fair value of the debt is reflected as a component of other accumulated comprehensive income (loss) as part of the foreign currency translation adjustment. Net losses related to this investment included in the cumulative translation adjustment at December 31, 2009 and December 31, 2008, were $142 million, and $141 million, respectively.

16. Fair Value Measurements

The Company adopted the U.S. GAAP standards for fair value effective January 1, 2008 for all financial assets and liabilities as required. The adoption of these standards was not material to Corning's financial statements or results of operations. The standard defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements. The standards also identify two kinds of inputs that are used to determine the fair value of assets and liabilities: observable and unobservable. Observable inputs are based on market data or independent sources while unobservable inputs are based on the Company's own market assumptions. Once inputs have been characterized, the inputs are prioritized into one of three broad levels (provided in the table below) used to measure fair value.

The standard applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement and requires the use of observable market data when available. As of December 31, 2009 and 2008, the Company did not have any financial assets or liabilities that were measured using unobservable (or Level 3) inputs.

The following tables provide fair value measurement information for the Company's major categories of financial assets and liabilities measured on a recurring basis (in millions):

		Fair value measurements at reporting date using		
	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Short-term investments	$1,042	$969	$ 73 (2)	
Other assets	$ 42		$ 42	
Derivatives (1)	$ 53		$ 53	
Liabilities				
Derivatives (1)	$ 14		$ 14	

(1) Derivative assets and liabilities include foreign exchange contracts which are measured using observable quoted prices for similar assets and liabilities.
(2) Short-term investments are measured using observable quoted prices for similar assets.

		Fair value measurements at reporting date using		
	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Short-term investments	$943	$531	$412 (2)	
Other assets	$ 40		$ 40	
Derivatives (1)	$ 22		$ 22	
Liabilities				
Derivatives (1)	$ 81		$ 81	

(1) Derivative assets and liabilities include foreign exchange contracts that are measured using observable quoted prices for similar assets and liabilities.
(2) Short-term investments are measured using observable quoted prices for similar assets.

17. Shareholders' Equity

The following table presents changes in capital stock for the period from January 1, 2007 to December 31, 2009 (in millions):

	Common stock		Treasury stock	
	Shares	Par value	Shares	Cost
Balance at December 31, 2006	1,582	$791	(17)	$ (201)
Shares issued to benefit plans and for option exercises	15	8	(1)	(12)
Shared purchased for treasury			(11)	(250)
Other	1		(1)	(29)
Balance at December 31, 2007	1,598	$799	(30)	$ (492)
Shares issued to benefit plans and for option exercises	11	6		(6)
Shared purchased for treasury			(30)	(625)
Other		(1)	(2)	(37)
Balance at December 31, 2008	1,609	$804	(62)	$(1,160)
Shares issued to benefit plans and for option exercises	7	4	(1)	(36)
Shared purchased for treasury				
Other			(1)	(11)
Balance at December 31, 2009	**1,616**	**$808**	**(64)**	**$(1,207)**

17. Shareholders' Equity (continued)

Accumulated Other Comprehensive Income (Loss)

A summary of the components of other comprehensive income (loss), including our proportionate share of equity method investee's other comprehensive income (loss), is as follows (in millions):

	Foreign currency translation adjustment	Unamortized pension losses and prior services costs	Net unrealized gains (losses) on investments	Net unrealized gains (losses) on cash flow hedges	Accumulated other comprehensive income (loss)
Balance at December 31, 2006	$378	$ (753)	$ 0	$ 15	$(360)
Foreign currency translation adjustment (2)	165				165
Net unrealized loss on investments (3)			(11)		(11)
Unrealized derivative loss on cash flow hedges (5)				(49)	(49)
Reclassification adjustments on cash flow hedges (5)				12	12
Unamortized postretirement benefit plans losses and prior service costs (4)		153			153
Balance at December 31, 2007	$543	$ (600)	$(11)	$(22)	$ (90)
Foreign currency translation adjustment (1)(2)	99				99
Net unrealized loss on investments (1)(3)			(81)		(81)
Unrealized derivative loss on cash flow hedges (1)(5)				(61)	(61)
Reclassification adjustments on cash flow hedges (5)				45	45
Unamortized postretirement benefit plans losses and prior service costs (1)(4)		(555)			(555)
Balance at December 31, 2008	$642	$(1,155)	$(92)	$(38)	$(643)
Foreign currency translation adjustment (1)(2)	166				166
Net unrealized gain on investments without credit losses (1)(3)			44		44
Net unrealized gain on investments with credit losses (1)(3)			9		9
Unrealized derivative loss on cash flow hedges (1)(5)				92	92
Reclassification adjustments on cash flow hedges (5)				(53)	(53)
Unamortized postretirement benefit plans losses and prior service costs (1)(4)		(16)			(16)
Balance at December 31, 2009	**$808**	**$(1,171)**	**$(39)**	**$ 1**	**$(401)**

(1) Includes adjustments from Dow Corning.
(2) Net of tax effect of $0.3 million in 2009, $(2) million in 2008 and zero tax effect for 2007. Refer to Note 6 (Income Taxes) for an explanation of Corning's tax paying position.
(3) Net of tax effect of $(18) million in 2009, $9 million in 2008 and zero tax effect of 2007.
(4) Net of tax effect of $(7) million in 2009, $246 million in 2008, and $(8) million in 2007.
(5) Net of tax effect of $(19) million in 2009, $4 million in 2008 and zero tax effect for 2007.

18. Earnings Per Common Share

Basic earnings per common share is computed by dividing income attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share assumes the issuance of common shares for all potentially dilutive securities outstanding.

The reconciliation of the amounts used to compute basic and diluted earnings per common share from continuing operations follows (in millions, except per share amounts):

	Years ended December 31,								
	2009			2008			2007		
	Net income attributable to Corning Incorporated	**Weighted-average shares**	**Per share amount**	Net income attributable to Corning Incorporated	Weighted-average shares	Per share amount	Net income attributable to Corning Incorporated	Weighted-average shares	Per share amount
Basic earnings per common share	**$2,008**	**1,550**	**$1.30**	$5,257	1,560	$3.37	$2,150	1,566	$1.37
Effect of dilutive securities:									
Employee stock options and awards		**18**			24			37	
Diluted earnings per common share	**$2,008**	**1,568**	**$1.28**	$5,257	1,584	$3.32	$2,150	1,603	$1.34

The following potential common shares were excluded from the calculation of diluted earnings per common share because their inclusion would have been anti-dilutive. In addition, the following performance-based restricted stock awards have been excluded from the calculation of diluted earnings per common share because the number of shares ultimately issued is contingent on our performance against certain targets established for the performance period (in millions):

	Years ended December 31,		
	2009	2008	2007
Potential common shares excluded from the calculation of diluted earnings per share:			
Employee stock options and awards	**57**	49	34
Performance-based restricted stock awards	**3**	2	2
Total	**60**	51	36

19. Share-based Compensation

Stock Compensation Plans

Corning's share-based compensation programs include the following: employee stock options, time-based restricted stock and stock units, performance-based restricted stock and restricted stock units, and the Worldwide Employee Share Purchase Plan (WESPP). At December 31, 2009, our stock compensation programs were in accordance with the 2005 Employee Equity Participation Program, as amended, and the 2003 Equity Plan for Non-Employee Directors, as amended. Any ungranted shares from prior years will be available for grant in the current year. Any remaining shares available for grant, but not yet granted, may be carried over and used in the following year. At December 31, 2009, there were approximately 59 million shares available for grant.

For share-based payment grants on or after December 1, 2005, the Company estimated the fair value of such grants using a lattice-based option valuation model. Prior to December 1, 2005, the Company estimated the fair value of share-based payment awards using the Black-Scholes option pricing model.

19. Share-based Compensation (continued)

The fair value of awards granted subsequent to January 1, 2006 that are expected to ultimately vest is recognized as expense over the requisite service periods. The number of options expected to vest equals the total options granted less an estimation of the number of forfeitures expected to occur prior to vesting. The forfeiture rate is calculated based on 15 years of historical data and is adjusted if actual forfeitures differ significantly from the original estimates. The effect of any change in estimated forfeitures would be recognized through a cumulative catch-up adjustment that would be included in compensation cost in the period of the change in estimate.

Total share-based compensation cost of $127 million, $118 million, and $138 million was disclosed in operating activities on the Company's Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock Options

Our stock option plans provide non-qualified and incentive stock options to purchase authorized but unissued or treasury shares at the market price on the grant date and generally become exercisable in installments from one to five years from the grant date. The maximum term of non-qualified and incentive stock options is 10 years from the grant date.

The following table summarizes information concerning options outstanding including the related transactions under the options plans for the year ended December 31, 2009:

	Number of shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual term in years	Aggregate intrinsic value (in thousands)
Options outstanding as of December 31, 2008	89,630	$26.92		
Granted	9,647	$10.40		
Exercised	(2,921)	$ 8.24		
Forfeited and expired	(3,852)	$26.06		
Options outstanding as of December 31, 2009	92,504	$25.83	4.48	425,427
Options exercisable as of December 31, 2009	73,849	$28.51	3.45	324,511

The aggregate intrinsic value (market value of stock less option exercise price) in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price on December 31, 2009, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable on December 31, 2009, was approximately 35 million.

The weighted-average grant-date fair value for options granted for the years ended December 31, 2009, 2008 and 2007 was $4.47, $7.39, and $9.65, respectively. The total fair value of options that vested during the years ended December 31, 2009, 2008 and 2007 was approximately $57 million, $68 million, and $58 million, respectively. Compensation cost related to stock options for the years ended December 31, 2009, 2008 and 2007, was approximately $65 million, $67 million, and $69 million, respectively.

As of December 31, 2009, there was approximately $33 million of unrecognized compensation cost related to stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2 years.

Proceeds received from the exercise of stock options were $24 million for the year ended December 31, 2009, which were included in financing activities on the Company's Consolidated Statements of Cash Flows. The total intrinsic value of options exercised for the years ended December 31, 2009, 2008 and 2007 was approximately $24 million, $126 million, and $221 million, respectively, which is currently deductible for tax purposes. Refer to Note 6 (Income Taxes) to the Consolidated Financial Statements.

An award is considered vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). Prior to December 1, 2008, the terms and conditions of Corning's stock option agreement specified that employees continue to vest in option awards after retirement without providing any additional services. For awards granted from January 1, 2006 to December 1, 2008, compensation cost was recognized immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the stated or nominal vesting period. Corning amended the terms and conditions of its stock option agreement on December 1, 2008 for awards to retirement eligible employees. Awards are earned ratably each month that the employee provides service over the twelve months following the grant date, and the related compensation expense is recognized over this twelve month service period or over the period from the grant date to the date of retirement eligibility for employees that become age 55 during the vesting period.

19. Share-based Compensation (continued)

The lattice-based valuation model, used to estimate the fair values of option and restricted stock grants after November 30, 2005, incorporates the assumptions (including ranges of assumptions) noted in the table below. Expected volatility is based on the blended short-term volatility (the arithmetic average of the implied volatility and the short-term historical volatility), long-term historical volatility of Corning's stock, and other factors.

Corning also uses historical data as well as forward looking explanatory variables, to estimate future option exercises and employee termination within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected time to exercise of options granted is derived using a regression model and represents the period of time that options granted are expected to be outstanding. The range given below results from certain groups of employees exhibiting different behavior. The risk-free rates used in the lattice model are derived from the U.S. Treasury yield curve in effect from the grant date to the option's expiration date. Since period-by-period calculations are employed in the lattice model, Corning uses risk-free rates that apply from one period to the next, generally quarter to quarter. Such rates are typically referred to as "forward" rates. Being essentially marginal rates, forward rates both vary during the contractual term of the option and exhibit greater variation than the yield curve from which they are derived.

The following inputs for the lattice-based valuation model were used for option grants under our Stock Option Plans for the years presented:

	2009	2008	2007
Expected volatility	**40-60%**	31-88%	35-54%
Weighted-average volatility	**54-55%**	49-58%	51-52%
Dividend yield	**1.40-1.59%**	0.82-1.31%	0.88-0.91%
Risk-free rate	**0.1-5.6%**	0.02-6.0%	3.6-5.7%
Average risk-free rate	**2.7-3.8%**	2.8-4.1%	4.4-5.0%
Expected time to exercise (in years)	**1.6-5.8**	1.9-6.7	2.1-5.4
Pre-vesting departure rate	**1.3-2.8%**	1.4-2.7%	1.5-2.6%
Post vesting departure rate	**1.3-3.8%**	3.3-6.3%	3.5-6.7%

Incentive Stock Plans

The Corning Incentive Stock Plan permits stock and stock unit grants, either determined by specific performance goals or issued directly, in most instances, subject to the possibility of forfeiture and without cash consideration. Restricted stock and stock units under the Incentive Stock Plan are generally granted at-the-money, contingently vest over a period of generally 1 to 10 years, and generally have contractual lives of 1 to 10 years.

The fair value of each restricted stock grant or restricted stock unit awarded under the Incentive Stock Plans was estimated on the date of grant for performance based grants assuming that performance goals will be achieved. The expected term for grants under the Incentive Stock Plans is generally 1 to 10 years.

Time-Based Restricted Stock and Restricted Stock Units:

Time-based restricted stock and restricted stock units are issued by the Company on a discretionary basis, and are payable in shares of the Company's common stock upon vesting. The fair value is based on the market price of the Company's stock on the grant date. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting.

The following table represents a summary of the status of the Company's nonvested time-based restricted stock and restricted stock units as of December 31, 2008, and changes during the year ended December 31, 2009:

	Shares (000's)	Weighted-average grant-date fair value
Nonvested shares at December 31, 2008	2,065	$21.01
Granted	2,047	16.66
Vested	(223)	23.30
Forfeited	(9)	34.07
Nonvested shares and share units at December 31, 2009	**3,880**	**$18.59**

19. Share-based Compensation (continued)

As of December 31, 2009, there was approximately $46 million of unrecognized compensation cost related to nonvested time-based restricted stock and restricted stock units compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 3.0 years. The total fair value of time-based restricted stock that vested during the years ended December 31, 2009, 2008 and 2007 was approximately $5 million, $5 million, and $1 million, respectively. Compensation cost related to time-based restricted stock and restricted stock units was approximately $14 million, $11 million, and $5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Performance-Based Restricted Stock and Restricted Stock Units:

Performance-based restricted stock and restricted stock units are earned upon the achievement of certain targets, and are payable in shares of the Company's common stock upon vesting typically over a three-year period. The fair value is based on the market price of the Company's stock on the grant date and assumes that the target payout level will be achieved. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting. During the performance period, compensation cost may be adjusted based on changes in the expected outcome of the performance-related target.

The following table represents a summary of the status of the Company's nonvested performance-based restricted stock and restricted stock units as of December 31, 2008, and changes during the year ended December 31, 2009:

	Shares (000's)	Weighted-average grant-date fair value
Nonvested restricted stock at December 31, 2008	8,942	$15.51
Granted		
Vested	(2,408)	20.99
Forfeited	(157)	14.30
Nonvested restricted stock and restricted stock units at December 31, 2009	**6,377**	**$13.47**

As of December 31, 2009, there was approximately $25 million of unrecognized compensation cost related to nonvested performance-based restricted stock and restricted stock unit compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2 years. The total fair value of performance-based restricted stock that vested during the years ended December 31, 2009, 2008 and 2007, was approximately $50 million, $49 million, and $27 million, respectively. Compensation cost related to performance-based restricted stock and restricted stock units was approximately $44 million, $35 million, and $60 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Worldwide Employee Share Purchase Plan

In addition to the Stock Option Plan and Incentive Stock Plans, we have a Worldwide Employee Share Purchase Plan (WESPP). Under the WESPP, substantially all employees can elect to have up to 10% of their annual wages withheld to purchase our common stock. The purchase price of the stock is 85% of the end-of-quarter closing market price. Compensation cost related to the WESPP for all periods presented is immaterial.

20. Operating Segments

Effective January 1, 2008, Corning changed its internal reporting structure to better reflect the Company's focus on new business development and later-stage research projects and to provide more transparency on our Specialty Materials operating segment. As a result, our segment reporting includes the following changes which are in accordance with the requirements for disclosures about segments:

- We have provided separate financial information for the Specialty Materials operating segment. This operating segment was previously included in All Other.
- Certain later-stage development projects, such as advanced flow reactors and green lasers, meet the criteria for operating segments and are included in All Other. Spending for these projects was previously part of Exploratory Research and was reported in the reconciliation of reportable segment net income to total net income.
- Certain other new product lines meet the criteria for operating segments and are included in All Other. Spending related to these businesses was previously included in our Life Sciences and Display Technologies operating segments.

20. Operating Segments (continued)

Our reportable operating segments are now as follows:

- Display Technologies - manufactures liquid crystal display glass for flat panel displays.
- Telecommunications - manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry.
- Environmental Technologies - manufactures ceramic substrates and filters for automotive and diesel applications. This reportable operating segment is an aggregation of our Automotive and Diesel operating segments as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.
- Specialty Materials - manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

All other operating segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other." This group is primarily comprised of development projects and results for new product lines.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We included the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with U.S. GAAP. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

Effective January 1, 2009, we began providing U.S. tax expense (or benefit) on U.S. earnings (losses) due to the change in our conclusion about the realizability of our U.S. deferred tax assets in 2008. As a result of the change in our tax position, we adjusted the allocation of taxes to our operating segments in 2009 to reflect this difference. The impact of this change was not significant.

20. Operating Segments (continued)

The following provides historical segment information as described above:

Segment Information (in millions)

	Display Technologies	Telecom-munications	Environmental Technologies	Specialty Materials	Life Sciences	All Other	Total
For the year ended December 31, 2009							
Net sales	$2,426	$1,677	$590	$331	$366	$ 5	$ 5,395
Depreciation (1)	$ 479	$ 130	$ 98	$ 46	$ 20	$ 13	$ 786
Amortization of purchased intangibles		$ 10					$ 10
Research, development and engineering expenses (2)	$ 81	$ 94	$107	$ 58	$ 12	$ 125	$ 477
Restructuring, impairment and other charges (3)	$ 31	$ 42	$ 28	$ 17	$ 8	$ 4	$ 130
Equity in earnings (loss) of affiliated companies (4)	$1,102	$ (3)	$ 7			$ 32	$ 1,138
Income tax (provision) benefit	$ (279)	$ (19)	$ 24	$ 28	$ (19)	$ 45	$ (220)
Net income (loss) (5)	$1,992	$ 19	$(42)	$(54)	$ 39	$ (80)	$ 1,874
Investment in affiliated companies, at equity	$2,618	$ 18	$ 34			$ 206	$ 2,876
Segment assets (6)	$8,699	$ 967	$874	$319	$229	$ 206	$11,294
Capital expenditures	$ 552	$ 65	$ 51	$ 33	$ 26	$ 14	$ 741
For the year ended December 31, 2008							
Net sales	$2,724	$1,799	$711	$372	$326	$ 16	$ 5,948
Depreciation (1)	$ 407	$ 117	$ 95	$ 36	$ 14	$ 12	$ 681
Amortization of purchased intangibles		$ 11					$ 11
Research, development and engineering expenses (2)	$ 109	$ 93	$125	$ 45	$ 8	$ 163	$ 543
Restructuring, impairment and other charges (3)		$ 17		$ 2			$ 19
Equity in earnings of affiliated companies (4)	$ 916		$ 4			$ 56	$ 976
Income tax provision	$ (205)	$ (14)	$(11)		$ (9)	$ (3)	$ (242)
Net income (loss) (5)	$2,221	$ 45	$ 33	$ (7)	$ 53	$(168)	$ 2,177
Investment in affiliated companies, at equity	$1,819	$ 18	$ 37			$ 202	$ 2,076
Segment assets (6)	$7,902	$1,088	$911	$297	$140	$ 202	$10,540
Capital expenditures	$1,431	$ 91	$155	$ 37	$ 16	$ 35	$ 1,765
For the year ended December 31, 2007							
Net sales	$2,613	$1,779	$757	$379	$305	$ 27	$ 5,860
Depreciation (1)	$ 325	$ 123	$ 89	$ 32	$ 15	$ 7	$ 591
Amortization of purchased intangibles		$ 10					$ 10
Research, development and engineering expenses (2)	$ 102	$ 82	$125	$ 41	$ 8	$ 121	$ 479
Restructuring, impairment and other charges (3)		$ (4)					$ (4)
Equity in earnings of affiliated companies (4)	$ 596	$ 4	$ 2			$ 18	$ 620
Income tax provision	$ (152)	$ (35)	$(15)		$ (13)	$ (19)	$ (234)
Net income (loss) (5)	$2,015	$ 118	$ 61	$ (3)	$ 44	$(161)	$ 2,074
Investment in affiliated companies, at equity	$1,733	$ 19	$ 32			$ 213	$ 1,997
Segment assets (6)	$5,853	$1,105	$853	$292	$150	$ 235	$ 8,488
Capital expenditures	$ 883	$ 66	$ 67	$ 30	$ 16	$ 3	$ 1,065

(1) Depreciation expense for Corning's reportable segments includes an allocation of depreciation of corporate property not specifically identifiable to a segment.
(2) Research, development, and engineering expenses include direct project spending that is identifiable to a segment.
(3) In 2008, restructuring, impairment and other charges and (credits) include a charge of $22 million that was primarily comprised of severance costs for a restructuring plan in the Telecommunications segment.
(4) In 2007, equity in earnings of affiliated companies, included $40 million related to impairments and other charges and credits for Samsung Corning in the All Other segment.
(5) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales. In 2008, net income (loss) included a $12 million litigation settlement in the Display Technologies segment and a $14 million loss on the sale of a business in the All Other segment. In 2007, net income (loss) of the Telecommunications segment included a $19 million gain on the sale of the European submarine cabling business.
(6) Segment assets include inventory, accounts receivable, property and associated equity companies and cost investments.

For the year ended December 31, 2009, the following number of customers, which individually accounted for 10% or more of each segment's sales, represented the following concentration of segment sales:

- In the Display Technologies segment, three customers accounted for 62% of total segment sales.
- In the Telecommunications segment, one customer accounted for 12% of total segment sales.
- In the Environmental Technologies segment, three customers accounted for 85% of total segment sales.
- In the Specialty Materials segment, there were no customers that accounted for 10% of segment sales.
- In the Life Sciences segment, two customers accounted for 45% of segment sales.

20. Operating Segments (continued)

A significant amount of specialized manufacturing capacity for our Display Technologies segment is concentrated in Asia. It is at least reasonably possible that the use of a facility located outside of an entity's home country could be disrupted. Due to the specialized nature of the assets, it would not be possible to find replacement capacity quickly. Accordingly, loss of these facilities could produce a near-term severe impact to our display business and the Company as a whole.

A reconciliation of reportable segment net income (loss) to consolidated net income (loss) follows (in millions):

	Years ended December 31,		
	2009	2008	2007
Net income of reportable segments	**$1,954**	$2,345	$2,235
Non-reportable segments	**(80)**	(168)	(161)
Unallocated amounts:			
Net financing costs (1)	**(122)**	15	36
Stock-based compensation expense	**(127)**	(118)	(138)
Exploratory research	**(61)**	(69)	(67)
Corporate contributions	**(27)**	(35)	(32)
Equity in earnings of affiliated companies, net of impairments (2)	**297**	382	363
Asbestos litigation (3)	**(20)**	340	(185)
Other corporate items (4)	**194**	2,565	99
Net income	**$2,008**	$5,257	$2,150

(1) Net financing costs include interest expense, interest income, and interest costs and investment gains and losses associated with benefit plans.

(2) Equity in earnings of affiliated companies, net of impairments and taxes is primarily equity in earnings of Dow Corning Corporation, which includes the following items:

- In 2009, a $29 million credit primarily for our share of excess foreign tax credits from foreign dividends and a $29 million charge for our share of restructuring charges.
- In 2008, an $18 million charge representing our share of an other-than-temporary impairment of auction rate securities.

(3) In 2009, Corning recorded charges of $20 million to adjust the asbestos liability for the change in value of certain components of the amended PCC Plan and the estimated liability for non-PCC asbestos claims. In 2008, Corning reduced its liability for asbestos litigation by $327 million as a result of the increase in the likelihood of a settlement under recently proposed terms and a corresponding decrease in the likelihood of a settlement under terms established in 2003. Also, in 2008, Corning recorded a credit of $13 million to adjust the asbestos liability for the change in value of certain components of the Amended PCC Plan. In 2007, Corning recorded a charge of $185 million for the change in the estimated fair value of the components of the asbestos litigation liability under the terms of the 2003 plan.

(4) Other corporate items include the tax impact of the unallocated amounts and the following significant items:

- In 2009, Corning recorded $10 million of additional valuation allowance due to a change in judgment about the realizability of U.S. and United Kingdom deferred tax assets in future years; a $41 million tax benefit to reflect a deferred tax asset associated with Medicare Part D subsidies; a $27 million U.S. tax credit for research and experimentation expenses incurred from 2005 to 2008; and $98 million of restructuring charges.
- In 2008, Corning released $2.5 billion of valuation allowances including $2.4 billion due to sustained profitability and positive future earnings projections for U.S. entities and $115 million from a change in estimate regarding 2008 U.S. taxable income. Also, we recorded a $40 million gain related to a favorable tax settlement with the Canadian Revenue Agency and net losses of $53 million on certain available-for-sale securities included in cash and short-term investments.
- In 2007, Corning recorded a loss of $15 million from the repurchase of $223 million principal amount of our 6.25% Euro notes due 2010 and a credit of $103 million from the release of a valuation allowance on German tax benefits.

A reconciliation of reportable segment net assets to consolidated net assets follows (in millions):

	Years ended December 31,		
	2009	2008	2007
Total assets of reportable segments	**$11,088**	$10,338	$ 8,253
Non-reportable segments	**206**	202	235
Unallocated amounts:			
Current assets (1)	**4,203**	3,327	3,808
Investments (2)	**1,116**	980	1,039
Property, net (3)	**895**	1,027	981
Other non-current assets (4)	**3,787**	3,382	899
Total assets	**$21,295**	$19,256	$15,215

(1) Includes current corporate assets, primarily cash, short-term investments and deferred taxes.

(2) Represents corporate investments in affiliated companies, at both cost and equity (primarily Dow Corning Corporation).

(3) Represents corporate property not specifically identifiable to an operating segment.

(4) Includes non-current corporate assets, pension assets and deferred taxes.

20. Operating Segments (continued)

Information concerning principal geographic areas was as follows (in millions):

	2009		2008		2007	
	Net sales	**Long-lived assets (1)**	Net sales	Long-lived assets (1)	Net sales	Long-lived assets (1)
North America						
United States	**$1,314**	**$ 4,625**	$1,568	$ 4,455	$1,630	$4,256
Canada	**112**		113		132	
Mexico	**44**	**64**	50	72	48	64
Total North America	**1,470**	**4,689**	1,731	4,527	1,810	4,320
Asia Pacific						
Japan	**630**	**2,095**	803	1,784	670	1,025
Taiwan	**1,735**	**2,518**	1,966	2,678	1,932	1,906
China	**638**	**400**	293	372	296	151
Korea	**61**	**2,766**	57	1,960	79	1,865
Other	**105**	**10**	162	3	182	3
Total Asia Pacific	**3,169**	**7,789**	3,281	6,797	3,159	4,950
Europe						
Germany	**190**	**57**	237	154	269	110
France	**48**	**125**	60	121	53	150
United Kingdom	**92**		95	14	73	27
Italy					32	
Other	**264**	**63**	417	17	343	139
Total Europe	**594**	**245**	809	306	770	426
Latin America						
Brazil	**19**		24		22	
Other	**16**		11	15	10	15
Total Latin America	**35**		35	15	32	15
All Other	**127**	**26**	92	20	89	8
Total	**$5,395**	**$12,749**	$5,948	$11,665	$5,860	$9,719

(1) Long-lived assets primarily include investments, plant and equipment, goodwill and other intangible assets. Assets in the U.S. and Korea include investments in Dow Corning Corporation and Samsung Corning Precision.

Corning Incorporated and Subsidiary Companies
Valuation Accounts and Reserves
(in millions)

Year ended December 31, 2009	**Balance at beginning of period**	**Additions**	**Net deductions and other**	**Balance at end of period**
Doubtful accounts and allowances	**$ 20**			**$ 20**
Deferred tax assets valuation allowance	**$230**	**$ 15**		**$245**
Accumulated amortization of purchased intangible assets	**$204**	**$ 13**		**$217**
Reserves for accrued costs of business restructuring	**$ 34**	**$209**	**$143**	**$100**

Year ended December 31, 2008	Balance at beginning of period	Additions	Net deductions and other	Balance at end of period
Doubtful accounts and allowances	$ 20			$ 20
Deferred tax assets valuation allowance	$3,181		$2,951	$230
Accumulated amortization of purchased intangible assets	$ 210		$ 6	$204
Reserves for accrued costs of business restructuring	$ 34	$19	$ (19)	$ 34

Year ended December 31, 2007	Balance at beginning of period	Additions	Net deductions and other	Balance at end of period
Doubtful accounts and allowances	$ 21		$ 1	$ 20
Deferred tax assets valuation allowance	$3,542		$361	$3,181
Accumulated amortization of purchased intangible assets	$ 229	$16	$ 35	$ 210
Reserves for accrued costs of business restructuring	$ 76		$ 42	$ 34

Quarterly Operating Results
(unaudited)

(In millions, except per share amounts)

2009	**First quarter**	**Second quarter**	**Third quarter**	**Fourth quarter**	**Total year**
Net sales	**$ 989**	**$1,395**	**$1,479**	**$1,532**	**$5,395**
Gross margin	**$ 270**	**$ 575**	**$ 599**	**$ 649**	**$2,093**
Restructuring, impairment and other charges	**$ 165**		**$ 10**	**$ 53**	**$ 228**
Asbestos litigation charges (credits)	**$ 4**	**$ 5**	**$ 6**	**$ 5**	**$ 20**
Equity in earnings of affiliated companies	**$ 195**	**$ 361**	**$ 418**	**$ 461**	**$1,435**
Benefit (provision) for income taxes	**$ 66**	**$ 4**	**$ (32)**	**$ 36**	**$ 74**
Net income attributable to Corning Incorporated	**$ 14**	**$ 611**	**$ 643**	**$ 740**	**$2,008**
Basic earnings per common share	**$0.01**	**$ 0.39**	**$ 0.41**	**$ 0.48**	**$ 1.30**
Diluted earnings per common share	**$0.01**	**$ 0.39**	**$ 0.41**	**$ 0.47**	**$ 1.28**

2008	First quarter	Second quarter	Third quarter	Fourth quarter	Total year
Net sales	$1,617	$1,692	$1,555	$1,084	$5,948
Gross margin	$ 844	$ 852	$ 735	$ 307	$2,738
Restructuring, impairment and other charges	$ (1)		$ (2)	$ 22	$ 19
Asbestos litigation (credits) charges	$ (327)	$ 9	$ 6	$ (28)	$ (340)
Equity in earnings of affiliated companies	$ 312	$ 367	$ 391	$ 288	$1,358
(Provision) benefit for income taxes	$ (74)	$2,381	$ 51	$ 17	$2,375
Net income attributable to Corning Incorporated	$1,029	$3,211	$ 768	$ 249	$5,257
Basic earnings per common share	$ 0.66	$ 2.05	$ 0.49	$ 0.16	$ 3.37
Diluted earnings per common share	$ 0.64	$ 2.01	$ 0.49	$ 0.16	$ 3.32

[THIS PAGE INTENTIONALLY LEFT BLANK]

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 29, 2010, in Corning, NY. A formal notice of the meeting together with a proxy statement will be mailed to shareholders on or about March 15, 2010. The proxy statement can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com and at www.corning.com/2010_proxy. A summary report of the proceedings at the annual meeting will be available without charge upon written request to Ms. Denise A. Hauselt, Vice President, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

Additional Information

A copy of Corning's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to Ms. Denise A. Hauselt, Vice President, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report, proxy statement, Form 10-K and other information can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com.

Investor Information

Investment analysts and investors who need additional information may contact Mr. Kenneth C. Sofio, Vice President, Investor Relations, Corning Incorporated, HQ-E2-25, Corning, NY 14831; Telephone 607.974.9000.

Common Stock

Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

Transfer Agent & Registrar

Computershare Investor Services LLC
250 Royall Street, Mail Stop 1A
Canton, MA 02021
Telephone: 800.255.0461
Website: www.computershare.com/contactus

Independent Auditors

PricewaterhouseCoopers LLP
300 Madison Ave.
New York, NY 10017

Executive Certifications

Corning submitted its 2009 Annual CEO Certification to NYSE on compliance with NYSE corporate governance listing standards, and filed with SEC its Sarbanes Oxley Act 302 Certifications as exhibits to its most recent Form 10-K.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

The statements in this Annual Report that are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. Such risks and uncertainties include, but are not limited to:

— Global business, economic and political conditions,
— conditions in the financial and credit markets,
— tariffs, import duties, tax rates and currency fluctuations,
— product demand and industry capacity,
— competition and pricing,
— sufficiency of manufacturing capacity and efficiencies,
— availability and costs of critical components and materials,
— new product development and commercialization,
— order activity and demand from major customers,
— fluctuations in spending by customers and pricing,
— disruptions in commercial activities due to terrorist activity, armed conflict, political or financial instability, natural disasters, or major health concerns,
— new plant start-up or restructuring costs,
— effect of regulatory or legal developments,
— adequacy and availability of insurance,
— capital resource and cash flow activities,
— ability to pace capital spending to customer demand,
— credit rating and ability to obtain financing and capital,
— financial risk management,
— capital spending,
— equity company activities,
— interest costs,
— restructuring, goodwill and intangible asset impairment charges,
— acquisition and divestiture activities,
— rate of technology change,
— level of excess or obsolete inventory,
— ability to enforce patents,
— adverse litigation or regulatory developments,
— product, materials and components performance issues,
— retention of key personnel,
— stock price fluctuations,
— rate of substitution by end-users purchasing LCDs,
— downturn in demand for LCD glass substrates,
— customer ability to maintain profitable operations and obtain financing to fund expansions,
— fluctuations in supply chain inventory levels,
— movements in foreign exchange rates,
— adverse weather conditions and earthquakes, and
— other risks detailed in Corning's SEC filings.

Neither this report nor any statement contained herein is furnished in connection with any offering of securities or for the purpose of promoting or influencing the sale of securities.

Trademarks

The following trademarks of Corning Incorporated appear in this report: Advanced-Flow, ClearCurve, Corning, Epic, Gorilla, Pretium EDGE.

Corning is an equal opportunity employer.

Printed in the USA

Board of Directors

John Seely Brown
Retired Chief Scientist
Xerox Corporation
Palo Alto, CA
(2) (5)

Robert F. Cummings Jr.
Retired Partner
Goldman, Sachs & Co.
New York, NY
(1) (4)

James B. Flaws
Vice Chairman
& Chief Financial Officer
Corning Incorporated
Corning, NY
(4) (6)

Gordon Gund
Chairman
& Chief Executive Officer
Gund Investment Corporation
Princeton, NJ
(2) (5) (6)

Carlos M. Gutierrez
Former U.S. Secretary
of Commerce
Washington, DC
(4) (5)

James R. Houghton
Chairman Emeritus
Corning Incorporated
Corning, NY
(3)

Kurt M. Landgraf
President
& Chief Executive Officer
Educational Testing Service
Princeton, NJ
(1) (3)

James J. O'Connor
Chairman
Armstrong World Industries, Inc.
Chicago, IL
(2) (5) (6)

Deborah D. Rieman
Managing Director
Equus Management Company
Woodside, CA
(1) (3)

H. Onno Ruding
Retired Vice Chairman
& Director
Citicorp & Citibank, N. A.
Brussels, Belgium
(1) (4)

William D. Smithburg
Retired Chairman, President
& Chief Executive Officer
The Quaker Oats Company
Chicago, IL
(2) (5) (6)

Hansel E. Tookes II
Retired Chairman
& Chief Executive Officer
Raytheon Aircraft Company
Palm Beach Gardens, FL
(4) (5)

Peter F. Volanakis
President
& Chief Operating Officer
Corning Incorporated
Corning, NY
(4) (6)

Wendell P. Weeks
Chairman of the Board
& Chief Executive Officer
Corning Incorporated
Corning, NY
(6)

Mark S. Wrighton
Chancellor
& Professor of Chemistry
Washington University in St. Louis
St. Louis, MO
(1) (3)

Corporate Officers

Wendell P. Weeks
Chairman of the Board
& Chief Executive Officer

James B. Flaws
Vice Chairman
& Chief Financial Officer

Peter F. Volanakis
President
& Chief Operating Officer

Kirk P. Gregg
Executive Vice President
& Chief Administrative Officer

Joseph A. Miller Jr.
Executive Vice President
& Chief Technology Officer

Pamela C. Schneider
Senior Vice President
& Operations Chief of Staff

Lawrence D. McRae
Senior Vice President —
Strategy & Corporate
Development

Vincent P. Hatton
Senior Vice President
& General Counsel

Mark S. Rogus
Senior Vice President
& Treasurer

R. Tony Tripeny
Senior Vice President
& Corporate Controller

Denise A. Hauselt
Vice President, Secretary
& Assistant General Counsel

Other Officers

Thomas Appelt
Vice President
& General Manager —
Life Sciences

Madapusi K. Badrinarayan
Vice President & Director —
Inorganic & Broad-Based
Technologies

Mark A. Beck
Senior Vice President —
Life Sciences

Gary S. Calabrese
Vice President
& Director —
Photovoltaic Glass Technologies

James P. Clappin
President —
Display Technologies Asia

Jack H. Cleland
Vice President,
Deputy General Counsel
& Chief Compliance Officer

Charles R. Craig
Senior Vice President —
Science & Technology

Martin J. Curran
Senior Vice President
& General Manager —
Corning Optical Fiber

Michael W. Donnelly
Vice President —
Business Services

Alan T. Eusden
Chairman & President —
Corning Display Technologies
Taiwan

Vivian L. Gernand
Vice President —
Global Commercial Development

Marc S. Giroux
Senior Vice President —
Photovoltaic & Touch Programs

Thomas R. Hinman
Senior Vice President —
Environmental Technologies

Clifford L. Hund
General Manager & President —
Corning East Asia

Wilfred M. Kenan, Jr.
Vice President —
Procurement & Transportation

Clark S. Kinlin
President
& Chief Executive Officer —
Corning Cable Systems

Mark W. Lauroesch
Vice President
& General Intellectual
Property Counsel

John P. MacMahon
Senior Vice President —
Global Compensation & Benefits

Jean-Pierre Mazeau
Senior Vice President —
Corporate Product
& Process Development

Donald A. McCabe Jr.
Senior Vice President —
Manufacturing
& Performance Excellence

E. Marie McKee
Senior Vice President —
Corning Incorporated

Kevin J. McManus
Vice President
& Chief Information Officer

David L. Morse
Senior Vice President
& Director —
Corporate Research

Eric S. Musser
General Manager —
Corning Greater China

Mark A. Newhouse
Senior Vice President
& Director —
New Business Development

Christine M. Pambianchi
Vice President —
Human Resources

Timothy J. Regan
Senior Vice President —
Worldwide Government Affairs

Kenneth C. Sofio
Vice President —
Investor Relations

James R. Steiner
Senior Vice President
& General Manager —
Specialty Materials

Curt Weinstein
Vice President
& General Manager —
Advanced Optics

Board Committees
(1) Audit; (2) Compensation; (3) Corporate Relations; (4) Finance; (5) Nominating & Corporate Governance; (6) Executive

CORNING

Corning Incorporated

One Riverfront Plaza
Corning, NY 14831-0001
U.S.A.

www.corning.com

PT# 02AR39709EN


FSC